UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

PARALLEL PETROLEUM CORPORATION

(Name of Subject Company)

PARALLEL PETROLEUM CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

699157103

(CUSIP Number of Class of Securities)

Larry C. Oldham

Chief Executive Officer

Parallel Petroleum Corporation

1004 N. Big Spring, Suite 400

Midland, Texas 79701

(432) 684-3727

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies To:

Thomas W. Ortloff	W. Scott Wallace
Lynch, Chappell & Alsup, P.C.	Haynes and Boone, LLP
300 N. Marienfeld, Suite 700	2323 Victory Avenue, Suite 700
Midland, Texas 79701	Dallas, Texas 75219
(432) 683-3351	(214) 651-5000

[ ]	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

i

Item 1.	Subject Company Information

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14-9”) relates is Parallel Petroleum Corporation, a corporation incorporated in Delaware (the “Company”). The address of the principal executive offices of the Company is 1004 N. Big Spring, Suite 400, Midland, Texas 79701, and its telephone number is (432) 684-3727.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights”), issued pursuant to the Rights Agreement dated as of October 5, 2000, between the Company and Computershare Trust Company, N.A., as successor-in-interest to Computershare Trust Company, Inc., as Rights Agent, as amended by the First Amendment to Rights Agreement dated September 14, 2009 (the “Rights Agreement”). As of the close of business on September 21, 2009, there were 41,646,445 shares of Common Stock issued and outstanding, and 1,203,200 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase Common Stock (the “Options”). The outstanding shares of Common Stock, including the associated rights, are herein referred to as the “Shares.”

Item 2.	Identity and Background of Filing Person

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.plll.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by PLLL Acquisition Co., a Delaware corporation (“Merger Subsidiary”) and wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated September 24, 2009 (as it may be amended and supplemented from time to time, the “Schedule TO”), which has been filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase all of the issued and outstanding Shares at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon in accordance with the Merger Agreement (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the “Offer Price”) upon the terms and subject to the conditions in the Offer to Purchase dated September 24, 2009, and filed as Exhibit (a)(1)(A) to the Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the total number of then outstanding Shares (the “Minimum Tender Condition”). Assuming that no additional Shares have been issued since September 21, 2009, if 20,823,223 Shares were validly tendered and not withdrawn prior to the Acceptance Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Tender Condition would be satisfied.

The Offer is being made upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of September 15, 2009 (as amended or supplemented, the “Merger Agreement”), by and among Parent, Merger Subsidiary and the Company, which is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (“DGCL”) and other applicable law, Merger Subsidiary will be merged (the “Merger”) with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company, Merger Subsidiary, Parent or any subsidiary of the Company or Parent, and other than Shares held by stockholders who are entitled to and have properly exercised appraisal rights under DGCL) shall be canceled and converted automatically into the right to receive the Offer Price. Stockholders who have properly demanded appraisal rights in accordance with Section 262 of DGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by DGCL.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on October 22, 2009, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

The Schedule TO states that the principal executive offices of Parent are located at 9 W. 57th Street, New York, New York 10019 and that the telephone number at such principal executive offices is (212) 515-3237. The principal executive offices of Merger Subsidiary are located at 9 W. 57th Street, New York, New York 10019 and its telephone number is (212) 515-3237.

All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Merger Subsidiary, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent, Merger Subsidiary or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board of Directors” or the “Board”) after the first date on which Merger Subsidiary purchases any Shares pursuant to the Offer (the “Acceptance Date”). Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

In considering the recommendation of the Board of Directors with respect to the Offer, the Merger and the Merger Agreement, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger which are described below, in Annex A and in the sections of the Offer to Purchase listed below, and which may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board of Directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Agreements Among Parent, Merger Subsidiary and the Company.

The Merger Agreement. The summary of the material provisions of the Merger Agreement and the description of the conditions of the Offer and the Merger contained in Sections 11 and 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement contains representations and warranties that the Company, Parent and Merger Subsidiary made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the disclosure schedule that the Company delivered in connection with signing of the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were made only as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors in the Company are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Subsidiary or any of their respective affiliates.

Confidentiality Agreement. On June 30, 2009, Apollo Management VII, L.P., an affiliate of Parent (“Apollo Management”), and the Company entered into a Confidentiality Agreement pursuant to which the Company agreed to supply certain information to Apollo Management and Apollo Management agreed to treat such information as confidential and to use such information solely in connection with the evaluation of a possible transaction with the Company.

The term “Evaluation Material” is defined in the Confidentiality Agreement to mean all information, data and analysis furnished by the Company or its representatives to Apollo Management or its representatives relating to a possible transaction with the Company, and any analyses, compilations, studies, documents or other material prepared by Apollo Management or its representatives containing or based in whole or in part upon such information, data or analysis, but excludes any information which (i) is already in the possession of Apollo Management or its representatives or becomes subsequently available to Apollo Management or its representatives on a non-confidential basis from a source not known or reasonably suspected by Apollo Management or its representatives to be bound by a confidentiality agreement or secrecy obligation to the Company, (ii) is or becomes generally available to and known by the public other than as a result of a breach of the Confidentiality Agreement by Apollo Management or its representatives or (iii) has already been or is hereafter independently acquired or developed by the party without violating the Confidentiality Agreement or secrecy obligation to the Company.

Apollo Management agreed that for a period of one year, Apollo Management will not offer employment or employ any current or former employee of the Company or its affiliates. However, Apollo Management is not prevented from hiring any of the Company’s employees who respond to any general solicitations for employment in a trade magazine or newspaper of general circulation.

Apollo Management has also agreed that for a period of one year, it shall not, without the prior written consent of the Company, directly or indirectly, alone or in concert with others, (a) acquire, offer to acquire or agree to acquire, by purchase, or otherwise, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 of the Exchange Act) of (i) more than 5% of any class of voting securities issued by the Company or any material assets of the Company or any securities or material assets of any subsidiary of the Company, or (ii) any debt instruments issued by the Company, including, without limitation, the Company’s 10 1/4% Senior Notes due 2014 (the “Notes”), or promissory notes made and issued by the Company to its commercial bank lenders, (b) propose to enter into any merger or business combination involving the Company or any of its subsidiaries, (c) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) with respect to the securities of the Company, or advise or seek to influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities of the Company or any of its subsidiaries, (d) seek or propose to influence or control (whether through a “group,” as such term is used in Rule 13d-5 of the Exchange Act or otherwise) the management, board of directors, policies or affairs of the Company or any of its subsidiaries, (e) disclose any intention, plan or arrangement inconsistent with any of the foregoing or (f) encourage any third party to do any of the foregoing.

The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

10 1/4% Senior Notes Due 2014 Change of Control Offer. The Company currently has $150,000,000 of outstanding Notes pursuant to an Indenture dated as of July 31, 2007, between the Company and Wells Fargo Bank, National Association (the “Indenture”). Upon the consummation of the Offer, a “Change of Control” as defined under the Indenture will occur, and the holders may require us to repurchase all or a portion of the outstanding notes for cash. The repurchase price will equal 101% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest, to the repurchase date. Pursuant to the terms of the Merger Agreement, the Company, or an affiliate of Parent, shall mail, or cause to be mailed, notice to each holder of the Company’s Notes in accordance with the terms of the Indenture describing the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and that the consummation of the Offer constitutes a “Change of Control” under the Indenture. Pursuant to the Merger Agreement, Parent shall cause the Company or such affiliate of Parent to have sufficient funds to repurchase any and all Notes that are tendered pursuant to the repurchase offer to allow the Notes to be paid for promptly after the expiration of the offer. The Merger Agreement also provides that for any funds provided to the Company in connection with the repurchase of the Notes, Parent shall receive and the Company shall issue and exchange therefor, equity at a price per share equal to the Offer Price.

Equity Commitment Letter. On September 15, 2009, simultaneously with the execution of the Merger Agreement, Apollo Management, in its capacity as manager of Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. (collectively, the “Apollo Equity Funds”), and the Apollo Equity Funds executed and delivered a commitment letter (the “Equity Commitment Letter”) to Parent, which expressly provides for the Company to be a third party beneficiary thereto, obligating the Apollo Equity Funds to provide funds to Parent sufficient to permit Parent and Merger Subsidiary to pay the consideration in the Offer and the Merger, to pay (or cause the Company to pay) the “Change of Control” repurchase obligations of the Company with respect to the Notes and to pay certain other monetary obligations that may be owed by Parent or Merger Subsidiary pursuant to the Merger Agreement.

Parent Guarantee. Under the terms of the Merger Agreement, Parent has provided the Company with a limited guarantee in favor of the Company guaranteeing the payment and performance owed by Merger Subsidiary pursuant to the Merger Agreement.

Rights Agreement Amendment. In connection with the Merger Agreement, the Company and Computershare Trust Company, N.A, successor-in-interest to Computershare Trust Company, Inc., entered into the First Amendment to Rights Agreement, dated as of September 14, 2009 (the “Amendment”). The Company authorized entry into the Amendment to render the Rights Agreement inapplicable to (i) the approval, execution and/or delivery of the Merger Agreement, (ii) the making or consummation of the Offer (including the acquisition of Shares pursuant to the Offer) and (iii) the consummation of the Merger or any other transaction contemplated by the Merger Agreement.

This summary is qualified in its entirety by reference to the Amendment which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Representation on Board. The Merger Agreement provides that, subject to applicable law and to the extent permitted by the Nasdaq Global Select Market (“Nasdaq”), promptly upon the Acceptance Date, Parent shall be entitled to designate, to serve on the Board, such number of directors as will give Merger Subsidiary representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares beneficially owned by Parent and/or Merger Subsidiary (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. The Company has agreed to promptly increase the size of the Board or use its reasonable best efforts to secure the resignations of incumbent directors as is necessary to provide Parent with such level of representation. The date on which the majority of the Company’s directors are designees of Parent that have been effectively appointed to the Board of Directors in accordance with the Merger Agreement is referred to as the “Board Appointment Date.” At such time, the Company will also use its reasonable best efforts to cause the Parent’s designees to the Board to constitute the same percentage as is on the entire Board of Directors to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of Nasdaq. One of the conditions to the Offer is that the Board of Directors has appointed the Parent designees as directors of the Company in accordance with the Merger Agreement conditioned only upon the consummation of the Offer.

The Merger Agreement provides that from the date of the election or appointment of the Parent designees to the Board pursuant to the terms of the Merger Agreement and until the Effective Time, the Company shall use its reasonable best efforts to cause the Board to have at least two directors, who (a) were directors on the date of the Merger Agreement, (b) are considered to be independent directors within the meaning of the Nasdaq listing requirements and applicable laws and (c) are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the “Independent Directors”) and at least such number of directors (including the Independent Directors) as may be required by Nasdaq listing requirements or applicable laws, who are considered to be independent directors within the meaning of such rules and laws. If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall be independent within the meaning of the Nasdaq listing requirements and applicable laws and shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement; provided, that the remaining Independent Directors shall fill such vacancies as soon as practicable, but in any event within ten (10) business days, and further provided, that if no such Independent Directors are appointed in such time period, Parent shall designate such Independent Director(s). If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons shall be independent within the meaning of the Nasdaq listing requirements and applicable laws and may not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on September 15, 2009, shall be subject to the approval of Parent, not to be unreasonably withheld, delayed or conditioned.

Additionally, the Merger Agreement provides that following the election or appointment of Parent’s designees to the Board pursuant to the terms of the Merger Agreement and until the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize): (i) any termination of the Merger Agreement by the Company, (ii) any amendment to the Merger Agreement if action of the Board of Directors is required for such amendment, (iii) any extension of time for the performance of any of the obligations or other actions required under the Merger Agreement by Parent or Merger Subsidiary, (iv) any enforcement or waiver of compliance with any of the agreements or conditions in the Merger Agreement for the benefit of the Company, (v) any action to seek to enforce any obligations of Parent or Merger Subsidiary under the Merger Agreement or (vi) any other action by the Board under or in connection with the Merger Agreement.

Company Executive Officer Relationships with Parent. On September 15, 2009, Parent agreed with Larry C. Oldham, Donald E. Tiffin, Steven D. Foster, John S. Rutherford and Eric A. Bayley (together, the “Executive Officers”) on the terms (the “Terms”) on which the Executive Officers will be employed by Parent following the consummation of the Merger. Definitive agreements incorporating the Terms have not yet been executed, and Parent’s obligations to consummate the Offer and the Merger are not conditioned upon the execution thereof. The definitive agreements will not become effective until the Merger is consummated.

The Terms provide that each of the Executive Officers and Parent will negotiate a definitive employment agreement with an initial term of five years. The term of each of these employment agreements will be five years and the annual base salary for each Executive Officer will be substantially similar to that which such Executive Officer is currently entitled, subject to increase (but not decrease) periodically by Parent’s board of directors. Each Executive Officer shall also be eligible to receive an annual bonus under a bonus plan to be adopted by Parent, which will be similar to the Company’s current bonus plan and contingent upon Parent achieving qualitative and quantitative performance goals established by Parent’s board of directors. Additionally, upon commencing employment with Parent, each Executive Office will receive (i) a signing bonus equal to his annual base salary, a portion of the proceeds of which he will be required to invest in a to be agreed upon amount of equity interests in an affiliate of Parent that will hold certain net profits interests in Parent and (ii) a grant of certain additional equity interests in such affiliate that will vest in equal annual installments over the five year period following the consummation of the Merger, contingent upon such Executive Officer’s continued employment with Parent during such period. Mr. Oldham has agreed to, and each of the other Executive Officers may choose to, invest the consideration he receives in connection with the Offer for in-the-money Options, net of taxes, in equity interests in such affiliate of Parent.

The employment agreements will also contain provisions under which each Executive Officer will be entitled to certain compensation and benefits if, during the term of his employment agreement, his employment with Parent is terminated (i) by Parent other than for “Cause” or (ii) by such executive for “Good Reason.” Each Executive Officer will also be eligible to participate in Parent’s employee benefit plans available generally to all of Parent’s employees. In addition, each Executive Officer will be subject to certain non-compete restrictions during the term of his employment with Parent and for a twelve-month period commencing on the date of his termination for any reason, unless such Executive Officer’s employment is terminated by Parent at the end of its term.

Employee Benefit Arrangements. The Merger Agreement provides that from the Acceptance Date through the Effective Time, Parent shall permit the Company to continue the employment, compensation and benefits of its employees on the same or substantially similar terms and conditions in all material respects as are in effect as of the date of the Merger Agreement. From and after the Effective Time, Parent, the Surviving Corporation or a subsidiary thereof shall permit all employees to participate in the benefit plans, programs and arrangements of Parent, the Surviving Corporation or its subsidiaries to the same extent as similarly situated employees of Parent or its subsidiaries, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or applicable laws. The Merger Agreement does not preclude Parent from having the right to terminate the employment of any employee, with or without cause, or to amend or to terminate any employee benefit plan established, maintained or contributed to by Parent.

For the purposes of all employee benefit plans, programs and arrangements maintained by Parent, or any of its subsidiaries or affiliates in which persons who are employees of the Company immediately prior to the Effective Time and who continue employment with the Surviving Corporation (the “Continuing Employees”) will be eligible to participate, the Continuing Employees shall be given credit for all service with the Company or a subsidiary; provided that this credit will not be used to determine benefit accruals except with respect to severance and vacation benefits.

The Parent shall, or shall cause the Surviving Corporation, to use all reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions, evidence of insurability requirements and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare or fringe benefit plan in which the Continuing Employees may be eligible to participate after the Effective Time; and (ii) provide each Continuing Employee with credit under any general leave, welfare plan or fringe benefit plan in which the Continuing Employee becomes eligible to participate after the Effective Time for any co-payments and deductibles paid by and out of pocket requirements satisfied by such Continuing Employee for the then current plan year under the corresponding welfare or fringe benefit plan maintained by the Company or any Company Subsidiary prior to the Effective Time.

The foregoing summary concerning employee benefit matters does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

(b) Arrangements between the Company and Its Executive Officers, Directors and Affiliates.

Treatment of Restricted Stock Awards; Cash Payable for Outstanding Shares Pursuant to the Offer. The Merger Agreement also provides that each award of restricted Common Stock granted by the Company (the “Restricted Stock Awards”), including awards with respect to which the restrictions have not lapsed that is outstanding as of the Acceptance Date will have its forfeiture provisions lapse immediately prior to the Acceptance Date and the shares of Common Stock, as applicable, underlying such Restricted Stock Award will be treated in the same manner as the other outstanding shares of Common Stock validly tendered and not withdrawn in the Offer. Therefore, if the Company’s directors and executive officers who hold Restricted Stock Awards tender their Shares, including Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, they will receive the same cash consideration with respect to such Shares on the same terms and conditions as the other stockholders of the Company.

If the Company’s directors and executive officers tender Shares they own pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of September 21, 2009, the Company’s directors and executive officers beneficially owned in the aggregate 1,074,341 Shares (excluding Shares issuable upon the exercise of Options but including 5,000 Shares underlying their Restricted Stock Awards). If the directors and executive officers were to tender all 1,074,341 Shares beneficially owned by them, including all 5,000 Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, pursuant to the Offer and those Shares were purchased by Merger Subsidiary, the directors and executive officers would receive an aggregate of $3,384,174.15 in cash.

The following table sets forth, as of September 21, 2009, the cash consideration that each director and executive officer would be entitled to receive for his Shares if he were to tender all of his Shares (including Shares underlying Restricted Stock Awards but excluding Shares issuable upon the exercise of Options) pursuant to the Offer and those Shares were accepted and purchased by Merger Subsidiary.

Director/Executive Officer	Number of Shares Owned Including Shares Underlying Restricted Stock Awards	Aggregate Offer Price Payable for Shares
Larry C. Oldham	608,590	$1,917,058.50
Donald E. Tiffin	67,400	$212,310
Eric A. Bayley	103,690	$326,623.50
Steven D. Foster	11,000	$34,650
John S. Rutherford	0	$0
Edward A. Nash	45,936	$144,698.40
Martin B. Oring	141,095	$444,449.25
Ray M. Poage	45,849	$144,424.35
Jeffrey G. Shrader	50,781	$159,960.15

Treatment of Options. Each Option (other than the Options discussed in the immediately following paragraph (the “Excepted Options”)) that is not fully exercisable and that is outstanding immediately prior to the Acceptance Date, will automatically become fully vested and exercisable immediately prior to the Acceptance Date. On the Acceptance Date, each outstanding Option (other than the Excepted Options) shall be canceled and converted into the right to receive an amount in cash, without interest subject to any applicable withholding taxes, equal to (a) the option consideration, which is the excess, if any, of the Offer Price over the per share exercise price of the Option immediately prior to the Acceptance Date, multiplied by (b) the aggregate number of Shares into which the Option was exercisable immediately prior to the Acceptance Date. If the exercise price of any Option (other than the Excepted Options) is equal to or greater than $3.15, it will be canceled without any cash payment being made to the holder of the Option. The payment will be reduced by any income or employment tax withholding required under any provision of state, local or foreign tax law or applicable laws. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of the Option.

With respect to the Excepted Options, each Excepted Option that is not fully exercisable and that is outstanding immediately prior to the Acceptance Date, will automatically become fully vested and exercisable immediately prior to the Acceptance Date. Prior to the Acceptance Date, each holder of an Excepted Option with an exercise price that is less than the Offer Price will enter into an Option Waiver, Cash-out and Release Agreement, pursuant to which each such Excepted Option shall be canceled on the Acceptance Date and converted into the right to receive an amount in cash, without interest, equal to (a) the option consideration, which is the excess, if any, of the Offer Price over the per share exercise price of the Option immediately prior to the Acceptance Date, multiplied by (b) the aggregate number of Shares into which the Option was exercisable immediately prior to the Acceptance Date. Each holder of Excepted Options with an exercise price in excess of the Offer Price will enter into an Option Waiver, Cancellation and Release Agreement, pursuant to which the aggregate number of such Excepted Options will be canceled on the Acceptance Date and converted into the right to receive a $10.00 cash payment, without interest. Any payments made to a holder of an Excepted Option will be reduced by any income or employment tax withholding required under any provision of state, local or foreign tax law or applicable laws. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of the Option.

As of September 21, 2009, the directors and executive officers of the Company held, in the aggregate, Options, including Excepted Options, to purchase 922,500 shares of Common Stock, including unvested Options to purchase 554,750 shares of Common Stock. Assuming the Acceptance Date occurs on October 22, 2009, the directors and executive officers holding such Options would be entitled to an aggregate cash amount equal to $393,315.

The table below sets forth information regarding the vested and unvested Options, including Excepted Options, held by the Company’s directors and executive officers as of September 21, 2009 that, if having an exercise price per share less than the Offer Price, will be canceled at the Acceptance Date in exchange for the right to receive the option consideration. In addition, the table sets forth the applicable option consideration to which the holders of such Options will be entitled to receive on the Acceptance Date. Pursuant to the terms of the Merger Agreement, the vesting of the unvested Options will be accelerated immediately prior to the Acceptance Date. The table below reflects the number of vested and otherwise unvested options held by the Company’s directors and executive officers, assuming the Acceptance Date occurs on October 22, 2009 and reflects the gross amount payable to the Company’s directors and executive officers for the option consideration (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options			Total Option Consideration
Name	Number of Shares Underlying Vested Options	Weighted Average Adjusted Exercise Price Per Share	Option Consideration from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Adjusted Exercise Price Per Share	Option Consideration from Unvested Options
Larry C. Oldham	42,500	$12.47	$0	179,000	$8.59	$119,610	$119,610
Donald E. Tiffin	20,000	$20.91	$0	151,000	$9.51	$104,650	$104,650
Eric A. Bayley	56,875	$6.90	$0	56,375	$8.92	$41,112.50	$41,112.50
Steven D. Foster	10,000	$20.91	$0	82,000	$8.92	$59,800	$59,800
John S. Rutherford	50,875	$7.12	$0	56,375	$8.92	$41,112.50	$41,112.50
Edward A. Nash	0	$0	$0	0	$0	0	$0
Martin B. Oring	40,000	$12.27	$0	10,000	$12.27	10	$10
Ray M. Poage	107,500	$9.51	$27,000	10,000	$12.27	10	$27,010
Jeffrey G. Shrader	40,000	$12.27	$0	10,000	$12.27	10	$10

Incentive and Retention Plan. On September 22, 2004, the Compensation Committee of the Board of Directors approved and adopted an incentive and retention plan for the Company’s officers and employees. On September 23, 2004, the Board of Directors adopted the plan upon recommendation by the Compensation Committee. The plan provides officers and employees with incentive bonus compensation in connection with a corporate transaction or a change in control of the Company.

Generally, the plan provides for the payment of (i) a one-time performance bonus to eligible officers and employees upon the occurrence of a corporate transaction or (ii) a one-time retention payment upon a change of control of the Company. As defined in the plan, a corporate transaction includes an acquisition of the Company by way of purchase, merger, consolidation, reorganization or other business combination, whether by way of tender offer or negotiated transaction, as a result of which the Company’s outstanding securities are exchanged or converted into cash, property and/or securities not issued by the Company.

A change of control is generally defined as the acquisition of beneficial ownership of 60% or more of the voting power of the Company’s outstanding voting securities by any person or group of persons, or a change in the composition of the Board of Directors of the Company such that the individuals who, at the effective date of the plan, constitute the Board of Directors (or thereafter as approved by a majority of the Board of Directors) cease for any reason to constitute at least a majority of the Board of Directors.

On August 23, 2005, the Compensation Committee of the Board of Directors approved and adopted amendments to the incentive and retention plan and, on that same date, the Board of Directors approved the amendments upon recommendation by the Compensation Committee. Generally, the plan was amended to provide for 400,000 “additional base shares” with an associated “additional base price” of $8.62 per share. The plan was further amended on February 27, 2007 to expand the class of eligible participants to include consultants to the Company.

All members of the Company’s “executive group” are participants in the plan. For purposes of the plan, the “executive group” includes all executive officers of the Company and any other officer employee of the Company selected by the Compensation Committee in its sole discretion. In addition, the Committee may designate other non-officer employees of the Company as participants in the plan who will also be eligible to receive a performance bonus upon the occurrence of a corporate transaction or a retention payment upon the occurrence of a change of control.

In the case of a corporate transaction, the total cash obligation for performance bonuses payable under the plan is equal to the sum, if any, of (a) the Offer Price minus a base price of $3.73 per share, multiplied by 1,080,362 shares, plus (b) the Offer Price minus an “additional base price” of $8.62 per share, multiplied by 400,000 “additional base shares.” If a change of control occurs, the total amount of cash retention payments to all plan participants would be equal to the sum of (a) the per share closing price of the Company’s common stock on the day immediately preceding the change of control, minus the base price of $3.73 per share, multiplied by 1,080,362, plus (b) the per share closing price of the Company’s Common Stock on the date immediately preceding the change of control, minus an “additional base price” of $8.62 per share, multiplied by 400,000.

Based on the Offer Price and the current per share price of the Company’s common stock, the Company estimates that no cash performance bonuses or retention payments will be paid under this plan.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of certain material payments and benefits payable to the Company’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The table includes the value of shares owned assuming the directors and executive officers tender all of the Shares, including all Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, the option consideration for Options and the value of potential payments under the Incentive and Retention Plan. Amounts shown in the table are estimates. All other amounts are based on, among other things, each executive officer’s and director’s stock holdings and Shares underlying Restricted Stock Awards holdings as of September 21, 2009 and Option holdings as of September 21, 2009. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Name	Value of Shares Owned, including Shares Underlying Restricted Stock Awards	Option Consideration from Vested Options	Option Consideration from Unvested Options	Total Payments under Incentive Company Retention Plan	Total
Larry C. Oldham	$1,917,058.50	$0	$119,610	$0	$2,036,668.50
Donald E. Tiffin	$212,310	$0	$104,650	$0	$316,960
Eric A. Bayley	$326,623.50	$0	$41,112.50	$0	$367,736
Steven D. Foster	$34,650	$0	$59,800	$0	$94,450
John S. Rutherford	$0	$0	$41,112.50	$0	$41,112.50
Edward A. Nash	$144,698.40	$0	0	$0	$144,698.40
Martin B. Oring	$444,449.25	$0	10	$0	$444,459.25
Ray M. Poage	$144,424.35	$27,000	10	$0	$171,434.35
Jeffrey G. Shrader	$159,960.15	$0	10	$0	$159,970.15

Non-Officer Employee Severance Plan. In January 2006, the Company implemented a change of control policy applicable to its non-officer employees. Under this policy, each non-officer employee will be entitled to a one-time payment equal to one year of his or her then current base salary as of the date of a change of control within the meaning of the plan. A change of control will occur within the meaning of the plan upon the earlier of the Board Appointment Date and the date on which Merger Subsidiary holds more than 60% of the outstanding Shares. The Company estimates that the total amount payable under the plan would be approximately $4.2 million.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that, from and after the Board Appointment Date, Parent and the Surviving Corporation will indemnify, defend and hold harmless to the fullest extent permitted by law the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Board Appointment Date. In addition, in the Merger Agreement, Merger Subsidiary and Parent have agreed that all rights to exculpation and indemnification existing in favor of the current and former directors and officers of the Company as provided in the Company’s charter or bylaws, in each case as in effect at the date of the Merger Agreement, will survive the Merger and continue in full force and effect in accordance with their terms. Parent has agreed to cause Merger Subsidiary to, and the Surviving Corporation will, maintain in effect for a period from the Board Appointment Date through the sixth anniversary of the Effective Time, in respect of acts or omissions occurring prior to the Effective Time, policies of directors’ and officers’ liability insurance. Such policies shall provide coverage no less favorable than that provided for the individuals who are covered by the Company’s existing policies. However, the Surviving Corporation shall not be required to pay a total premium during such six year period in excess of 300% of the per annum rate of the aggregate annual premium currently paid by the Company to maintain its existing policies (if the amount of the total premium for such insurance shall exceed such 300%, the Surviving Corporation shall be obligated to obtain a policy for the six year period with the greatest coverage available for a cost not exceeding such amount). In the event Parent shall, directly or indirectly, sell all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Parent shall either assume the obligation to maintain officers’ and directors’ liability insurance as described in this paragraph or cause a subsidiary of Parent having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale to assume such obligation.

Pursuant to the Merger Agreement, the indemnification and directors’ and officers’ insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified under this provision of the Merger Agreement (whether or not parties to the Merger Agreement).

Section 16 Matters. Pursuant to the Merger Agreement, the Company shall take all reasonable steps as may be required to cause the treatment of Options and any other dispositions of Company equity securities in connection with the Merger Agreement by each individual who is a director or executive officer of the Company or at the Effective Time will become a director or executive officer of Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation or Recommendation.

After careful consideration of the reasons listed below under “Reasons for the Recommendation by the Board of Directors,” including a thorough review of the Offer, the Merger and the Merger Agreement, the Board of Directors of the Company, by unanimous vote of all the directors at a meeting duly called and held on September 14, 2009, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (3) recommended that the stockholders tender their Shares pursuant to the Offer and, if required by applicable law, adopt and approve the Merger Agreement, including the Merger subject to the ability to withdraw the recommendation in accordance with Section 6.3 of the Merger Agreement; (4) approved all other actions necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereunder from any state takeover law, including Section 203 of the DGCL and any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other similar statute or regulation; and (5) approved an amendment to the Rights Agreement to render it inapplicable to the execution and delivery of the Merger Agreement, the making or consummation of the Offer, the consummation of the Merger or any other transaction contemplated thereby.

Accordingly, your Board of Directors unanimously recommends that you accept the Offer and tender your Shares into the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the Merger.

A letter to the Company’s stockholders communicating the Board’s recommendation dated September 24, 2009, and the press releases dated September 15, 2009 and September 24, 2009, are filed or incorporated by reference as Exhibits (a)(6), (a)(7) and (a)(9), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

(b) Background.

The Board has periodically met with senior management and legal and financial advisors of the Company to review and discuss potential strategic directions for the Company in light of the Company’s financial and operating performance, developments in the industry and the competitive landscape in the upstream oil and gas operating markets in which it operates. These meetings have also addressed, from time to time, hypothetical acquisitions or business combinations involving various other parties.

Beginning in June 2006 and continuing into March 2007, the Company, with the assistance of legal and financial advisors, attempted to gauge whether there would be third party interest in a possible strategic transaction with the Company, including a potential sale or merger of the Company. As part of its process, the Company engaged Petrie Parkman & Co. (subsequently acquired by Merrill Lynch, Pierce, Fenner & Smith Incorporated, “BofA Merrill Lynch Securities”) and Randall & Dewey, a division of Jefferies & Company, Inc. (“Jefferies”). The Company also re-engaged Stonington Corporation (“Stonington”), a private investment banking firm that has provided services to the Company for approximately the past eight years, to provide general corporate financial advisory services. No transaction resulted and the Company suspended the process in March 2007.

In July 2007, the Company issued $150 million principal amount of the Notes in a Rule 144A private placement, which was followed by a registered exchange offer in which the noteholders received freely tradable notes. The Company used the net proceeds from this private placement to reduce its outstanding indebtedness under its credit facility and to pay in full the indebtedness under its second lien loan term facility. In addition, in December 2007, the Company completed a public offering of its Common Stock, with net proceeds to the Company of approximately $52.5 million. Although the Company initially used the net proceeds to temporarily reduce the outstanding indebtedness under its credit facility, the Company ultimately used the net proceeds from this offering for general corporate purposes and for conducting its exploitation, development and acquisition activities in certain core areas such as its Permian Basin properties and its Barnett Shale and Wolfcamp gas projects.

Over the next two years, with the additional capital provided by the debt and equity offerings in 2007, the Company focused on executing its business plan, which involved concentrating most of its capital expenditures on the development of two natural gas resource projects in the non-operated Barnett Shale gas project in Tarrant County, Texas and the Wolfcamp gas project in southeastern New Mexico.

Beginning in mid 2008, not only did the prices of oil and natural gas begin to decline severely, there also was a great deal of uncertainty and turmoil in the capital markets and economy generally. The price of the Company’s Common Stock also declined significantly during this time. The Company also had limited availability under its credit facility. As a result of these economic changes, the Company’s strategic position became even more uncertain. In addition, because the Barnett Shale gas project is not operated by the Company and because this project comprised a majority of the Company’s 2009 capital budget, the Company lacked significant control over the timing and amount of capital expenditures and began to have concerns over its ability to fund capital expenditures that it did not control. During the latter part of 2008, the Company, primarily in response to declining gas prices, initiated discussions with the operator of the Company’s Barnett Shale gas project regarding the possibility of the Company’s sale of its interest in the properties to the operator. Although these discussions did not result in a sale of the Company’s interest, the Company eventually farmed out its undeveloped interest in the non-operated Barnett Shale gas project to the operator in February 2009.

Apollo Management first contacted the Company in September 2008 and arranged for a lunch meeting between a representative of Apollo Management and a representative of the Company. At this meeting, Apollo Management indicated that it was interested in entering into the energy industry in the Permian Basin area, and inquired as to whether the Company might have any interest in pursuing this objective. The Company’s representative indicated that the energy markets were too volatile at that time, the Company’s stock price had declined and the Company needed to first fully evaluate its position. No further discussions occurred between Apollo Management and the Company until June 2009, as described below.

On March 6, 2009, the Board of Directors held a telephonic meeting to discuss with the Company’s management and certain advisors, among other things, overall market conditions, the process of updating and preparing a data room and initiation of a review of the Company’s assets and how potential buyers might view the Company in the current environment.

At a telephonic Board meeting on March 18, 2009, management of the Company updated the Directors regarding the Company’s data room. Management reported that the outlook for any potential transaction was very negative and that a sale of assets was not advisable in the current environment.

In April 2009, the Company began discussions with Sunrise Securities Corp., an investment bank with employees who have had a long standing investment banking relationship with the Company (“Sunrise”), to consider engaging Sunrise to provide a broad range of financial advisory services.

On May 19, 2009, the Board held a meeting to review the strategic position of the Company in light of changes in the general economy and capital markets, as well as the particular situation of the Company. The Company’s senior management and legal and financial advisors also attended this meeting. The Company’s financial advisors reviewed and discussed with the Board, among other things, the Company’s strategic position and potential strategic alternatives. Management noted for the Board that, in its judgment, the Company was at a critical juncture due to the possibility of borrowing base reductions under the Company’s credit facility during the remainder of the year, its diminished growth prospects relative to its peer group and the Company’s high leverage. Management reported that the Company’s ability to fund capital expenditures under its business plan was limited by a lack of liquidity and decreased cash flow due to a decline in the prices of oil and natural gas. To compete effectively in the marketplace and maintain its market position, the Board recognized that it needed to decrease its leverage and increase its capital spending over the coming months. However, given the Company’s size, competitive position and conditions in the capital markets at the time, the Company’s access to capital was limited. The Board considered alternative approaches to restructuring the Company’s senior notes to decrease its leverage. The Board also considered the sale of core assets, volumetric production payments, the issuance of various classes of equity, whether in the form of a private placement or public offering of preferred stock or common stock or an underwritten public rights offering of common stock. Given the then-current prices of the Company’s Common Stock, the Board considered, after discussion with management and the Company’s financial advisors, that any equity offering could be severely discounted from market prices and could also result in significant dilution to existing stockholders.

On May 20, 2009, the Board continued its meeting convened the previous day to assess further the Company’s positioning in light of then current economic and market conditions. Sunrise gave a presentation to the Board regarding the Company’s outlook and potential strategic alternatives. The Board continued the discussion of current economic and market conditions with management and the Company’s legal and financial advisors. Among other things, the Board discussed the strategic position of the Company, the likelihood that natural gas prices would continue to fall, developments among financial institutions and how these developments impacted or could impact the Company in the near term, as well as the ability of the Company to grow and compete effectively in a challenging business environment, including with respect to the Company’s access to capital and ability to acquire desirable assets to enhance stockholder value. The Board also discussed concerns relating to the Company’s ability to maintain the borrowing base under its credit facility due to lower commodity prices, the potential inability of the Company to satisfy any borrowing base deficiency, the Company’s liquidity and the impact of potential changes in lending practices by the banks that participate in the credit facility. At this meeting, the Board decided to reinstate its review of potential strategic alternatives. The Board authorized its financial advisors to contact parties that might have an interest in a transaction with the Company. The Board did not determine to sell the Company but continued to evaluate a range of strategic options, including a debt or equity issuance, asset sales or a corporate sale or merger transaction.

In May and June 2009, in accordance with the Board’s authorization, 13 private equity firms were contacted by the Company’s financial advisors to assess such private equity firms’ interest in a potential equity investment in the Company, including Apollo Management. Several private equity firms (including Apollo Management) expressed interest in a possible transaction with the Company and engaged in meetings and discussions with the Company’s financial advisors. The Company also engaged in similar discussions with Company A, a financial buyer. The Company subsequently requested that interested parties submit an indication of interest as to a possible transaction with the Company by August 3, 2009.

In early June 2009, the Company formally engaged Sunrise to provide financial advisory services in connection with a strategic transaction, including an issuance of equity or debt securities or a sale transaction, and Sunrise assisted the Company in preparing its data room.

In June 2009, a representative of Apollo Management contacted a representative of Jefferies to indicate Apollo Management’s interest in possibly acquiring the Company. Following this contact, the Company’s financial advisors engaged in preliminary discussions with Apollo Management regarding a possible transaction and informed Apollo Management of the process authorized by the Board to solicit interest in a possible transaction.

On June 17, 2009, the Board held a meeting and was updated by the Company’s financial advisors as to the status of the process of contacting, on behalf of the Company, third parties to determine their interest in a possible transaction with the Company, whether an equity or debt issuance, asset sale or corporate sale or merger transaction or a restructuring of the Notes. The Board discussed with the Company’s financial advisors its preference to initially contact private equity firms because the Board believed that the private equity firms would have more insight into solutions for the Company’s capital structure and more flexibility to engage in a wide variety of transactions, including a significant equity investment or corporate acquisition, as opposed to strategic parties which would likely only be interested in a potential acquisition of the Company or its core assets. As a result of the possible interest expressed by Apollo Management, Apollo Management was included among the list of private equity firms which would be approached to consider either an equity investment or acquisition of the entire Company. The Board’s discussions also contemplated that the financial advisors would contact potential strategic parties following the initial contacts with private equity firms.

On August 3, 2009, the Company received a written indication of interest from Apollo Management for a potential acquisition of all of the outstanding Common Stock for $2.50 per share in cash, subject to due diligence and negotiation of a definitive agreement. Also on August 4, 2009, the Company received an additional indication of interest from Company A for a potential acquisition of all of the Company’s outstanding Common Stock for a range of per share equity values that were below Apollo Management’s offer at that time.

Following receipt of these initial indications of interest from Apollo Management and Company A, the Board determined that the Company should solicit potential strategic energy industry parties to determine the level of interest they might have in a transaction with the Company. Accordingly, in a telephonic Board meeting held on August 5, 2009, the Board authorized the Company’s financial advisors to proceed with contacting selected potential strategic parties on behalf of the Company. The Company reviewed with its financial advisors a wide list of strategic parties and determined to contact 10 based on their perceived interest, and capacity for, a transaction with the Company based on its geographic areas of operations, the magnitude of its reserves and the proportions of oil and gas which comprised its reserves. Shortly thereafter, as authorized by the Board, 10 companies were contacted by the Company’s financial advisors.

Since initiation of the strategic alternatives process, 12 parties total, comprised of nine financial parties (including Apollo Management) and three strategic parties, entered into confidentiality agreements with the Company, which agreements included a standstill provision. During the period from April 2009 to August 2009, the Company prepared and made available a data room with due diligence information for review by parties interested in evaluating a potential transaction with the Company. Between August 12 and 21, 2009, five interested parties, each of which had executed a confidentiality agreement, conducted due diligence in the data room, including Apollo Management and Company A.

On August 25, 2009, the Board held a telephonic meeting to further discuss the strategic review process. At the conclusion of the meeting, the Board directed management and the Company’s financial advisors to solicit proposals from parties that had executed confidentiality agreements and attended the data room. While the Board had not at that time determined to sell the Company, the Board determined to solicit bids for the acquisition of the Company to evaluate whether such a transaction could enhance stockholder value as opposed to alternative strategic transactions under consideration by the Board.

On August 26, 2009, a bid instruction letter was sent to five parties, consisting of two private equity firms and three strategic parties. The instruction letter invited the submission of a binding offer to acquire the Company, indicating that the offer should be submitted in writing no later than 5:00 p.m., Central Daylight Time, on September 9, 2009. The letter required, among other things, that offers specify the amount per share to be paid in cash, common stock, or other securities, on a fully diluted basis, be fully financed and include a statement of the sources of funds, include a description of requirements, if any, relating to the retention of existing management/employees, any due diligence conditions and regulatory approvals that may be required.

On September 1, 2009, the Company attended a meeting to conduct due diligence on a potential strategic merger partner, Company B, a private company that had expressed interest in a potential merger with the Company.

On September 2, 2009, a form of merger agreement prepared by the Company’s outside legal counsel was sent to potential bidders.

Also on September 2, 2009, Apollo Management contacted a representative of BofA Merrill Lynch Securities to discuss potential transaction structures. In accordance with the directives of the Board, BofA Merrill Lynch Securities informed Apollo Management that the Company was interested in a two-step tender offer and merger because the Company believed that such a transaction would increase the certainty of successfully closing a transaction and enable the Company’s stockholders to receive cash for their Shares more quickly.

Later in the day on September 2, 2009, a representative of Company B contacted BofA Merrill Lynch Securities to inquire as to the Company’s interest in a potential merger with Company B. BofA Merrill Lynch Securities informed Company B that the Board would be informed of Company B’s interest and that the bid submission deadline was September 9, 2009. Company B advised BofA Merrill Lynch Securities that Company B did not intend to work on the matter any further until it heard that the Company had interest in pursuing a potential merger with Company B.

On September 3, 2009, management of the Company met with Citibank, N.A. (“Citibank”), the lead bank under the Company’s credit facility, to advise it that the Company was considering a transaction which would likely result in a change of control, and that the Company would need a waiver from the bank lenders. During the following week, the Company continued to provide updates and additional information requested by Citibank regarding any potential transactions.

On September 9, 2009, the Company received two written proposals, one from Apollo Management and one from a strategic party, Company C. Apollo Management submitted a proposal to acquire all of the outstanding Common Stock for $2.80 in cash per share, which proposal included a mark-up of the draft merger agreement and Apollo Management’s proposed source of funds and indicated that no further due diligence was needed and that all necessary internal approvals had been obtained. Apollo Management’s proposal also indicated that it was subject to entering into satisfactory arrangements to retain certain members of management and also subject to obtaining a waiver from the lenders under the credit facility with respect to the change of control that would occur upon the sale. Company C submitted a proposal to acquire all of the Company’s oil and gas assets for cash subject to further due diligence and negotiation of a definitive agreement. Apollo Management’s $2.80 offer price was clearly superior to the implied per share price of Company C’s offer. The implied per share price of the Company C offer was calculated by taking the gross consideration payable and deducting the amount of the Company’s long-term debt outstanding, the Company’s indebtedness outstanding under its credit facility, employee severance costs and adding net working capital and inventory and then dividing this sum by the number of shares outstanding. Later that day, the Board of Directors held a telephonic meeting to discuss the two written proposals. At this meeting, the Company’s legal and financial advisors summarized the terms of the two proposals. The written proposal and draft merger agreement from Apollo Management were distributed to the Board at the conclusion of the meeting on September 9, 2009.

On September 10, 2009, the Board of Directors held a telephonic meeting to review the proposals received in more detail and discuss such proposals in the context of other potential strategic alternatives, including a potential merger with Company B. The Company’s management and legal and financial advisors also participated in this meeting. BofA Merrill Lynch Securities, Sunrise and Stonington each updated the Board as to the status of the strategic alternatives process and then current economic and market conditions and discussed certain financial terms of the proposals received to date. Management provided an update on the Company’s current activities in its major oil and gas projects. Also at this meeting, the Company’s legal advisors advised the Board on several matters, including (1) a brief review of Apollo Management’s draft merger agreement, (2) the timing of a two-step merger, and (3) the covenant in the Indenture that limits the ability of the Company to sell assets and would require the Company to offer to repurchase the Notes in certain circumstances with the net proceeds from an asset sale by the Company. In addition, the Company’s legal advisors advised the Board as to fiduciary duties in connection with the strategic review process. Given that Apollo Management had indicated interest in retaining certain members of senior management, the Board considered hiring a compensation consultant to determine whether the terms of any such arrangements once proposed were reasonable and customary. With respect to Company B, the Board determined that the potential risks and disadvantages of a business combination transaction with Company B far outweighed the potential benefits, because, among other things, (i) the merger consideration would have involved a stock component, (ii) the uncertainty associated with valuing the equity of the combined entity considering that Company B is a privately owned company whose reserves consisted primarily of natural gas, a significant portion of which was comprised of proved undeveloped reserves and (iii) the likelihood of significant delay in consummating a transaction involving a stock component. At the conclusion of the meeting, the Board determined to ask Apollo Management and Company C for its best and final offer and also determined to hire an independent compensation consultant to advise the Board as to whether the terms of any management arrangements that might be proposed were reasonable and customary.

In the morning on September 11, 2009, in accordance with the directives of the Board, BofA Merrill Lynch Securities contacted Apollo Management and Company C and requested the submission of best and final offers from both parties.

Late in the afternoon on September 11, 2009, Apollo Management indicated that it would be willing to increase its price to $3.15 per share. Company C also increased the total consideration in its proposal to a higher amount. Apollo Management’s $3.15 offer price was clearly superior to the implied per share price of Company C’s revised offer.

On September 11, 2009, Apollo Management contacted the Company to request permission to talk with Citibank, N.A., for the purpose of discussing a proposed commitment to waive the change of control provision in the Company’s credit agreement.

In the evening of September 11, 2009, the Board held a telephonic meeting to discuss the revised proposals. The Board was updated as to Apollo Management’s and Company C’s revised proposals and was informed that Apollo Management had indicated that its proposal of $3.15 per Share was its best and final offer. The Board determined that the Apollo Management offer was clearly superior based on price and transaction structure. The Company’s legal counsel described the material terms of the merger agreement proposed by Apollo Management and described in detail certain provisions, including the no shop, fiduciary out and termination provisions. The Board discussed these provisions and, at the conclusion of the meeting, authorized the Company’s legal counsel to contact Apollo Management’s legal counsel and commence negotiation of the merger agreement. Jeffrey G. Shrader, Chairman and an independent director, acted as the primary negotiating contact on behalf of the Company.

On September 12, 2009, the Company, the bank lenders participating in the credit facility and the banks’ legal advisor and a representative of Stonington held a conference call to review the Company’s possible transaction with Apollo Management and discuss the terms of a proposed commitment to waive the change of control provisions. After the conference call, the bank group commenced internal discussions and verbally committed to provide a waiver, subject to acceptable merger terms and documentation. Apollo Management’s legal advisors and the bank’s legal advisors then negotiated and drafted a form of commitment to waive. Also on September 12, 2009, Mr. Shrader contacted Longnecker and Associates to engage it as a compensation consultant to determine that the terms of the management arrangements were reasonable and customary in connection with the proposed transaction with Apollo Management.

On September 12, 2009, the Company’s legal advisors began discussions with Apollo Management’s legal counsel concerning the draft merger agreement and other documentation. In response to these discussions, on September 13, 2009, the Company delivered a revised merger agreement to Apollo Management. On September 13, 2009, the entire Board, together with members of senior management and the Company’s legal and financial advisors, met with representatives of Apollo Management at the offices of the Company’s legal counsel.

On September 13, 2009, the Board held a meeting to review and discuss the Apollo Management proposal. Certain members of the Company’s management and the Company’s legal and financial advisors also attended this Board meeting. At this Board meeting, the Company’s financial advisors summarized for the Board the strategic review process and certain alternative strategic transactions, including an equity or debt issuance, asset sale or other transaction, that had been considered by the Board. BofA Merrill Lynch Securities also discussed with the Board its preliminary financial analysis of the $3.15 per share cash consideration payable in the Offer and the Merger. The Board discussed at length the background of the Company, its operating environment and its constraints due to high leverage and low prices for natural gas, the difficulty in raising additional equity capital due to low stock prices and the Company’s prospects over the next year if the Board determined that the Company should continue operating as an independent entity. In addition, the Company’s legal advisors discussed at length the Board’s fiduciary duties in connection with the strategic review process and the proposed sale transaction. The Company’s legal advisors also updated the Board as to the status of negotiations regarding the merger agreement and other definitive agreements. In particular, the legal advisors discussed that Apollo Management had requested in its revised merger agreement draft (i) a right to match superior offers, (ii) the ability to prohibit the Company from talking to parties that had previously entered into a standstill agreement with respect to other acquisition proposals, (iii) a termination fee of up to approximately $7 million and (iv) a minimum tender condition of 65% instead of a majority. The Board discussed at length the reasons for determining that a sale of the Company was in the best interests of the stockholders, including the limited growth aspects of the Company due in part to the Company’s high leverage, the fact that an equity issuance would likely result in significant dilution to the Company’s stockholders, the concerns relating to the Company’s credit facility and access to debt and equity capital, among others.

On September 14, 2009, the independent directors executed an engagement letter with Longnecker and Associates to act as a compensation consultant in connection with the management arrangements.

On September 14, 2009, the parties continued negotiations at the offices of the Company’s legal advisors. During the day, there was extensive discussion among the members of the Board and Apollo Management, together with their respective advisors, regarding the structure of Apollo Management’s equity commitment, including (1) the Company’s right to specifically enforce the equity commitment directly against Apollo Management’s equity investors, (2) the identity and background of the Apollo Equity Funds that would commit to provide the funds necessary to complete the transaction and (3) the need for the equity commitment to cover not only the funds needed to purchase the Shares in the Offer and the Merger but also to repurchase the Company’s Notes following a change of control in accordance with the underlying Indenture. Mr. Shrader and the other Board members questioned the Apollo Management representatives regarding the background and financial ability of the Apollo Equity Funds to fulfill their obligations under the equity commitment and additionally requested that due diligence be conducted on the Apollo Equity Funds.

In the late afternoon on September 14, 2009, the Company’s senior lenders delivered an executed commitment letter pursuant to which they agreed to waive the change of control in connection with the Merger Agreement subject to customary terms and conditions and an undertaking by Apollo Equity Funds to provide sufficient funds to satisfy the repurchase obligations arising under a change of control offer required to be made to the holders of the Notes pursuant to the Indenture.

Late in the evening on September 14, 2009, the Board commenced a meeting to review the Merger Agreement and status of the negotiations. The Company’s management and legal and financial advisors also attended this meeting. Representatives of the Company’s legal advisors again reviewed the terms of the proposed transaction with the Board and discussed the legal duties and standards applicable to the decisions and actions being considered by the Board. The Company’s legal advisors provided an update on the status of the negotiations of the merger agreement, including as to the provision that would allow Apollo Management the right to match or top other third party bids and the prohibition on talking to parties subject to a standstill about acquisition proposals, a majority minimum tender condition and $5.5 million termination fee. Also at this meeting, BofA Merrill Lynch Securities reviewed with the Board its financial analysis of the $3.15 per share cash consideration payable in the Offer and the Merger and delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated September 14, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Apollo Global Management, LLC, Parent and Merger Subsidiary (collectively, the “Apollo Entities”) and their respective affiliates), was fair, from a financial point of view, to such holders.

The Board meeting then adjourned to permit a separate meeting of only the four independent directors of the Board. The independent directors discussed the proposed transaction and in particular listened to an oral presentation by the compensation consultant as to the proposed management arrangements. The compensation consultant stated that it had determined that the terms of the management arrangements were reasonable and customary. The independent directors determined that the management arrangements were reasonable and customary. In addition, the independent directors determined to recommend that the entire Board approve the Merger Agreement, the Offer and the Merger.

The full Board then reconvened and the disinterested directors reported on their conclusions. After additional discussion, the Board unanimously resolved to approve the Merger Agreement, the Offer and the Merger and the transactions contemplated thereby and recommending that the Company’s stockholders tender their Shares in the Offer, and, if required, vote for the Merger. The meeting concluded in the early morning of September 15, 2009.

Following the Board meeting, the parties and their respective counsel finalized and the parties executed the definitive transaction documents. On September 15, 2009, the Company issued a press release announcing the transaction.

(c) Reasons for the Recommendation by the Board of Directors

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board of Directors consulted with the Company’s senior management, legal counsel and financial advisors and, in recommending that the Company’s stockholders tender all of their Shares pursuant to the Offer and, if required by applicable law, vote their Shares in favor of the adoption of the Merger Agreement, considered the following factors, each of which the Board believed supported its recommendation:

•

Financial Condition and Prospects of the Company. The Board considered its familiarity with the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of its Shares. The Board considered:

•	its assessment that the Company’s prospects for growth are diminished compared to other companies in its peer group;

•	the Company’s high leverage and its impact on the Company’s financial condition and operations;

•

its assessment that the Company’s access to capital needed to reduce leverage and fund capital expenditures was limited due to the Company’s size and the positioning and conditions of the capital markets at that time;

•

the Company’s current financial plan, including the risks associated with achieving and executing the Company’s business plan, the economics of proceeding with drilling projects in light of the current prices for oil and natural gas; and

•	the Company’s intrinsic value and how this value is constrained by its current financial condition and the state of the capital markets and prices for oil and natural gas.

•

Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

•

the uncertainty associated with maintaining the Company’s credit facility, including the potential reduction in the credit facility borrowing base and the uncertainty of the Company’s ability to maintain compliance with the financial covenants under the credit facility as well as the potential changes in lending practices at the banks that participate in the credit facility;

•	the potential impact of significant dilution to the Company’s existing stockholders caused by an equity or convertible debt issuance by the Company in the current financial market environment;

•	the potential inability to obtain additional debt or equity capital on an economically viable basis to decrease leverage and fund the operations of the Company;

•	the inability to fund capital expenditures or purchase additional oil and gas properties;

•	the uncertainty of the ability to make debt service payments on the Company’s credit agreement and senior notes;

•	the unprecedented volatility of the credit and equity capital markets;

•	the decline in the prices of oil and natural gas since July 2008, affecting the Company’s revenues and cash flows; and

•	the risks of retaining current management in light of the fact that most of management’s equity incentive options and other benefits are out-of-the-money based on recent stock prices.

•

Certainty of Value. The Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of the cash consideration compared to stock or other forms of consideration. The Board also considered Parent’s financial position and ability to pay the Offer Price and Merger Consideration without the need for any external financing.

•

Strategic Alternatives. The Board considered and discussed with the Company’s management and advisors several potential alternatives to the acquisition by Parent, including the possibility of continuing to operate the Company as an independent entity and combinations with other merger partners, the possibility of issuing additional equity in a public or private offering, the possibility of restructuring the indebtedness underlying the Notes, the possibility of certain asset sales and the desirability and perceived risks of these and other alternatives, as well as the range of potential benefits to the Company’s stockholders of each of these alternatives. The Board’s belief, after a review of potential strategic alternatives and based on, among other things, the Company’s liquidity, cash flow, concerns about a potential borrowing base reduction, the ability to satisfy its obligations under its credit agreement and continue to fund capital expenditures, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company.

•

Transaction Financial Terms. The Board considered the relationship of the Offer Price to the current and historical market prices of the Company’s Shares and the fact that the Offer Price was to be paid in cash, which would provide stockholders with the opportunity for liquidity and to receive a premium over the current and recent prices of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of 56% over the average closing price per Share on the Nasdaq Global Select Market over the 30 trading days prior to the announcement of the Merger Agreement and 63% over the average closing price per Share over the 60 trading days prior to the announcement of the Merger Agreement.

•

Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent, Merger Subsidiary or any subsidiary of the Company or Parent) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to a number of near-team risks, particularly with respect to generic challenges and competition, considered by the Board.

•

Opinion of BofA Merrill Lynch Securities. The Board considered the opinion and financial presentation of BofA Merrill Lynch Securities, dated September 14, 2009, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than the Apollo Entities and their respective affiliates), as more fully described below in the section entitled “Opinion of BofA Merrill Lynch Securities.”

•	Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of Company, under certain circumstances specified in the Merger Agreement and prior to the Acceptance

Date, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide acquisition proposal.

•

Ability to Withdraw or Change Recommendation. The Board of Directors’ ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee of $5.5 million.

•	Equity Commitment Letter. The Company’s right as a third party beneficiary to enforce the terms of the Equity Commitment Letter.

•	Specific Performance. The Company’s right under the Merger Agreement to seek the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement.

•

Reasonableness of Termination Fee. The termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement and the Board of Directors’ determination that the termination fee of $5.5 million is within the customary range of termination fees for transactions of this type.

•

Availability of Appraisal Rights. The availability of statutory appraisal rights in connection with the Merger to the Company’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery in connection with the Merger.

The Board also considered and discussed a number of risks, uncertainties and other countervailing factors in its deliberations relating to entering into the Merger Agreement and the transactions contemplated thereby, including:

•

Impact on the Company’s Stockholders. The Board considered the fact that, subsequent to the completion of the Merger, the Company would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in future earnings or growth of the Company and from benefiting from any appreciation in value of the combined company.

•

Operating Covenants. The Board considered the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course in substantially the same manner as previously conducted and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent.

•	Taxable Consideration. The gains, if any, from the contemplated transactions would be taxable to the Company’s stockholders for federal income tax purposes.

•

Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers and employees and its ability to attract and retain key management and employees.

•

Termination Fee. The Board considered that the Company would have to pay a termination fee of $5.5 million if it terminated the Merger Agreement in accordance with its terms to enter into a superior proposal.

•

Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and Merger, as described in Item 3 above.

The Board believed that, overall, the potential benefits to the Company’s stockholders of entering into the Merger Agreement outweighed the contemplated risks and therefore would provide the maximum value to the Company’s stockholders.

The foregoing discussion of information and factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board of Directors. In addition, each individual member of the Board applied his own personal business judgment to the process and may have given different weight to different factors.

(d) Opinion of BofA Merrill Lynch Securities.

The Company has retained BofA Merrill Lynch Securities to act as a financial advisor to the Company in connection with the Offer and the Merger. BofA Merrill Lynch Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Merrill Lynch Securities to act as a financial advisor to the Company in connection with the Offer and the Merger on the basis of BofA Merrill Lynch Securities’ experience in transactions similar to the Offer and the Merger, its reputation in the investment community and its familiarity with the Company and its business.

On September 14, 2009, at a meeting of the Board held to evaluate the Offer and the Merger, BofA Merrill Lynch Securities delivered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated September 14, 2009, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the $3.15 per share cash consideration to be received by holders of Common Stock (other than the Apollo Entities and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch Securities’ written opinion to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch Securities delivered its opinion to the Board for the benefit and use of the Board in connection with and for purposes of its evaluation of the $3.15 per share cash consideration from a financial point of view. BofA Merrill Lynch Securities’ opinion does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any stockholder as to whether any stockholder should tender shares of Common Stock in the Offer or how any stockholder should vote or act in connection with the Offer or the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch Securities, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Merrill Lynch Securities by the Company’s management, including certain financial forecasts relating to the Company prepared by the Company’s management (the “Company management forecasts”), and certain sensitivities thereto discussed with the Company’s management as to alternative commodity pricing that could affect the oil and gas exploration and development industry and the Company’s business;

•	reviewed certain estimates of the Company’s oil and gas reserves, including estimates of unproved reserves prepared by the Company’s management (“management reserve reports”), and estimates of proved reserves prepared by the Company’s independent engineering firms as of December 31, 2008 and March 31, 2009 (“third party reserve reports” and, together with management reserve reports, collectively “reserve reports”);

•	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

•	reviewed the trading history for the Common Stock;

•	compared certain financial and stock market information of the Company with similar information of other companies BofA Merrill Lynch Securities deemed relevant;

•

compared certain financial terms and other data of the Offer and the Merger, taken together, to financial terms and other data, to the extent publicly available, of other transactions BofA Merrill Lynch Securities deemed relevant;

•

considered the results of the Company’s financial advisors’ efforts to solicit, at the direction of the Company, indications of interest and definitive proposals from third parties with respect to a possible acquisition of the Company;

•	reviewed an execution copy of the Merger Agreement provided to BofA Merrill Lynch Securities on September 14, 2009 (the “draft agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch Securities deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the Company’s management that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company management forecasts and management reserve reports, BofA Merrill Lynch Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the future financial performance of the Company and the other matters covered thereby. With respect to third party reserve reports, BofA Merrill Lynch Securities assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the preparers thereof as to the oil and gas reserves of the Company reflected in such reports. BofA Merrill Lynch Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company (other than reserve reports which BofA Merrill Lynch Securities reviewed and relied upon without independent verification for purposes of its opinion), nor did BofA Merrill Lynch Securities make any physical inspection of the properties or assets of the Company. BofA Merrill Lynch Securities is not an expert in the evaluation of oil and gas reserves and expressed no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or gas properties of the Company (including unevaluated properties). BofA Merrill Lynch Securities did not evaluate the solvency or fair value of the Company or any of the Apollo Entities under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch Securities assumed, at the Company’s direction, that the Offer and the Merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger. BofA Merrill Lynch Securities also assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any material respect from the draft agreement reviewed by BofA Merrill Lynch Securities.

BofA Merrill Lynch Securities expressed no view or opinion as to any terms or other aspects of the Offer or the Merger (other than the $3.15 per share cash consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Offer or the Merger or any other agreement, arrangement or understanding entered into in connection with or related to the Offer or the Merger or otherwise. BofA Merrill Lynch Securities’ opinion was limited to the fairness, from a financial point of view, of the $3.15 per share cash consideration to be received by holders of Common Stock (other than the Apollo Entities and their respective affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Offer and the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Offer and the Merger, or class of such persons, relative to the per share cash consideration. Furthermore, no opinion or view was expressed as to the relative merits of the Offer or the Merger in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Offer or the Merger. In addition, BofA Merrill Lynch Securities expressed no opinion or recommendation as to whether any stockholder should tender shares of Common Stock in the Offer or how any stockholder should vote or act in connection with the Offer or the Merger or any related matter.

BofA Merrill Lynch Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch Securities as of, the date of its opinion, including, without limitation, as to commodity pricing for the oil and gas exploration and development industry, which may be subject to significant volatility and which, if different than as assumed, could have a material impact on BofA Merrill Lynch Securities’ opinion. The credit, financial and stock markets also have been experiencing unusual volatility and BofA Merrill Lynch Securities expressed no opinion or view as to any potential effects of such volatility on the Company, any of the Apollo Entities, the Offer or the Merger. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch Securities does not have any obligation to update, revise or reaffirm its opinion. Except as described above, the Company imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch Securities in rendering its opinion. The issuance of BofA Merrill Lynch Securities’ opinion was approved by BofA Merrill Lynch Securities’ Americas Fairness Opinion (and Valuation Letter) Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch Securities to the Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch Securities.

Discounted Cash Flow Analysis.

BofA Merrill Lynch Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company’s proved developed producing reserves, proved developed non-producing reserves, proved undeveloped reserves and unproved reserves could generate based on reserve reports. BofA Merrill Lynch Securities calculated the Company’s after-tax free cash flows by applying to the Company’s reserves five pricing scenarios reflecting oil and gas commodity pricing assumptions and sensitivities, including a flat strip pricing case (based on the average of oil and gas futures contract prices quoted on the New York Mercantile Exchange as of September 11, 2009), an escalated strip pricing case (based on the flat strip pricing case escalated at 3.0% per year starting in calendar year 2013) and three sensitivity cases generally reflecting a downside commodity price forecast (Case I), status quo commodity price forecast (Case II) and upside commodity price forecast (Case III), as compared to current strip pricing. The three sensitivity cases were based on benchmarks for projected spot sales prices of West Texas Intermediate crude oil and Henry Hub gas escalated at 3.0% per year starting in calendar year 2011. The after-tax free cash flows were discounted to present value (as of June 30, 2009) using discount rates ranging from 9.0% to 40.0% depending on reserve category, and were adjusted for certain other assets and liabilities, net working capital and long-term debt of the Company, in each case as of June 30, 2009 based on certain financial data provided by Company management and public filings. This analysis indicated implied per share equity value reference ranges for the Company (ranges that were negative were considered not meaningful, or “NM”) of $0.27 to $2.13 based on the flat strip pricing case, $1.04 to $3.41 based on the escalated strip pricing case, NM to $0.03 based on Case I, $0.31 to $2.37 based on Case II and $2.28 to $5.01 based on Case III, as compared to the $3.15 per share cash consideration.

Selected Precedent Transactions Analyses.

Selected Property Precedent Transactions Analysis. BofA Merrill Lynch Securities reviewed, to the extent publicly available, financial and operating information relating to 103 oil and gas property transactions announced between January 2006 and September 2009 in the Permian, Barnett Shale and Gulf Coast regions, which are the regions in which the Company operates. BofA Merrill Lynch Securities reviewed the purchase prices paid for the target assets, as multiples of such assets’ estimated proved reserves (in $ per barrels of oil equivalent, or Boe) and daily production (in $ per thousands of barrels of oil equivalent, or MBoe, per day). BofA Merrill Lynch Securities then applied a range of selected multiples of such operating data derived from the selected transactions to corresponding data of the Company. The implied enterprise value reference ranges indicated by this analysis were adjusted for certain other assets and liabilities, net working capital and long-term debt of the Company, in each case as of June 30, 2009 based on certain financial data provided by Company management and public filings. Operating data of the selected transactions were based on publicly available information at the time of announcement of the relevant transactions. Estimated proved reserves and net production of the Company were based on reserve reports. This analysis indicated an implied per share equity value reference range for the Company of $1.47 to $3.66, as compared to the $3.15 per share cash consideration.

Selected Company Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial and operating information relating to the following 11 selected transactions involving companies in the oil and gas development and production industry:

Announcement Date	Acquiror	Target
• 04/27/09	• Atlas America, Inc.	• Atlas Energy Resources, LLC
• 04/30/08	• Stone Energy Corporation	• Bois d’Arc Energy, Inc.
• 07/17/07	• Plains Exploration & Production Company	• Pogo Producing Company
• 01/07/07	• Forest Oil Corporation	• The Houston Exploration Company
• 04/21/06	• Petrohawk Energy Corporation	• KCS Energy, Inc.
• 01/23/06	• Helix Energy Solutions Group, Inc.	• Remington Oil and Gas Corporation
• 10/13/05	• Occidental Petroleum Corporation	• Vintage Petroleum, Inc.
• 09/19/05	• Norsk Hydro ASA	• Spinnaker Exploration Company
• 09/12/05	• Mariner Energy, Inc.	• Forest Oil Corporation
• 04/04/05	• Petrohawk Energy Corporation	• Mission Resources Corporation
• 01/26/05	• Cimarex Energy Co.	• Magnum Hunter Resources, Inc.

BofA Merrill Lynch Securities reviewed the purchase prices paid for the target company in the selected transactions as a multiple of the target company’s then current year and one-year forward estimated discretionary cash flow at the time of announcement of the relevant transaction. BofA Merrill Lynch Securities also reviewed enterprise values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus net obligations, as multiples of the target company’s then current year and one-year forward estimated earnings before interest, taxes, depreciation, amortization and exploration expenses, referred to as EBITDAX, proved reserves (in $ per Boe) and daily production (in $ per MBoe per day) at the time of announcement of the relevant transaction. BofA Merrill Lynch Securities then applied a range of selected multiples of such financial and operating data derived from the selected transactions to the Company’s calendar years 2009 and 2010 estimated discretionary cash flow and EBITDAX and calendar year-end 2008 proved reserves and current daily production. The implied enterprise value reference ranges indicated by this analysis were adjusted for the Company’s net working capital and long-term debt as of June 30, 2009. Financial and operating data of the selected transactions were based on publicly available information at the time of announcement of the relevant transactions. Financial and operating data of the Company were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated an implied per share equity value reference range for the Company of $1.76 to $3.55, as compared to the $3.15 per share cash consideration.

No assets, company, business or transaction used in these analyses is identical to the Company’s assets, the Company or the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the assets, companies, business segments or transactions to which the Company’s assets, the Company and the Offer and the Merger were compared.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch Securities reviewed publicly available financial, operating and stock market information for the Company and the following 11 publicly traded companies in the oil and gas development and production industry:

•	Arena Resources, Inc.

•	Berry Petroleum Company

•	Concho Resources Inc.

•	Denbury Resources Inc.

•	Encore Acquisition Company

•	Gulfport Energy Corporation

•	Pioneer Natural Resources Company

•	St. Mary Land & Exploration Company

•	Swift Energy Company

•	Venoco, Inc.

•	Whiting Petroleum Corporation

BofA Merrill Lynch Securities reviewed, among other things, equity values, based on closing stock prices on September 11, 2009, of the selected publicly traded companies as a multiple of calendar years 2009 and 2010 estimated discretionary cash flow. BofA Merrill Lynch Securities also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on September 11, 2009, plus net obligations, as multiples of calendar years 2009 and 2010 estimated EBITDAX, calendar year-end 2008 proved reserves (in $ per Boe) and calendar years 2009 and 2010 estimated daily production (in $ per MBoe per day). BofA Merrill Lynch Securities then applied a range of selected multiples of such financial and operating data derived from the selected publicly traded companies to corresponding financial and operating data of the Company. The implied enterprise value reference ranges indicated by this analysis were adjusted for the

Company’s net working capital and long-term debt as of June 30, 2009. Financial and operating data of the selected publicly traded companies and the Company were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated an implied per share equity value reference range for the Company $1.16 to $3.55, as compared to the $3.15 per share cash consideration.

No company used in this analysis is identical to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch Securities to the Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch Securities believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying BofA Merrill Lynch Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch Securities’ analyses. These analyses were prepared solely as part of BofA Merrill Lynch Securities’ analysis of the fairness, from a financial point of view, of the $3.15 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than the Apollo Entities and their respective affiliates) and were provided to the Board in connection with the delivery of BofA Merrill Lynch Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch Securities’ view of the actual value of the Company.

The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Apollo Management, rather than by any financial advisor, and was approved by the Board. The decision to enter into the Merger Agreement was solely that of the Board. As described above, BofA Merrill Lynch Securities’ opinion and analyses were only one of many factors considered by the Board in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Board or management with respect to the Offer and Merger or the consideration payable in the Offer and Merger.

BofA Merrill Lynch Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch Securities and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Apollo Entities and certain of their respective affiliates and/or portfolio companies.

BofA Merrill Lynch Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to the Company and have received or in the future may receive compensation for the rendering of these services, including (i) acting as a lender under certain credit facilities of the Company, which facilities may be amended in connection with the Offer and Merger and (ii) having acted as joint bookrunner in connection with certain note offerings of the Company.

In addition, BofA Merrill Lynch Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Apollo Management, L.P. (“Apollo LP”) and certain of its affiliates and portfolio companies and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lead arranger, bookrunner and/or lender for certain credit facilities of Apollo LP and certain of its affiliates and portfolio companies, (ii) having acted as lead and/or joint bookrunner and/or co-manager in connection with certain equity and debt offerings of certain affiliates and portfolio companies of Apollo LP, (iii) having acted as financial advisor in connection with certain acquisition transactions by Apollo LP and certain of its affiliates and portfolio companies and (iv) having provided or providing certain foreign exchange and equity derivatives products and services to Apollo LP and/or certain of its affiliates or portfolio companies.

For a description of the terms of BofA Merrill Lynch Securities’ engagement, see the discussion under Item 5 below.

(e) Intent to Tender.

To the knowledge of the Company, all of the Company’s executive officers and directors presently intend, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender to Merger Subsidiary in the Offer all Shares held of record or beneficially owned by such person, including shares of Common Stock underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions and, if necessary, vote in favor of the Merger all Shares that are held of record or beneficially owned by that person or entity. The foregoing does not include any Shares over which, or respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The Company has agreed to pay BofA Merrill Lynch Securities for its services in connection with the Offer and Merger an aggregate fee currently estimated to be approximately $2.5 million, a portion of which was paid in connection with its engagement, a portion of which was payable in connection with the delivery of its opinion and a significant portion of which is contingent upon the completion of the Offer and Merger. The Company also has agreed to reimburse BofA Merrill Lynch Securities for its expenses incurred in connection with BofA Merrill Lynch Securities’ engagement and to indemnify BofA Merrill Lynch Securities, any controlling person of BofA Merrill Lynch Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Under the Company’s engagement letter with Jefferies dated as of June 23, 2006, Jefferies became entitled to: (i) a technical services fee based on the actual hours spent by Jefferies on matters covered in the engagement letter, with such amount creditable against a transaction fee and (ii) a transaction fee of approximately $1.6 million in connection with the Offer and the Merger if consummated. If, following or in connection with any termination, abandonment or failure of the Offer and merger, the Company is entitled to receive a termination or similar fee, Jefferies is entitled to receive 10% of such termination payment. The Company also agreed to reimburse Jefferies for its reasonable out-of-pocket expenses, including attorneys’ fees and any independent experts retained by Jefferies and to indemnify Jefferies against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Jefferies, which are customary in transactions of this nature, were negotiated at arm’s length between the Company and Jefferies.

Under the Company’s engagement letter with Sunrise dated June 2, 2009, Sunrise became entitled to: (i) a retainer fee in the amount of $250,000 (if the transaction fee payable to Sunrise exceeds $1.5 million, then the retainer fee shall be creditable against the amount of the transaction fee exceeding $1.5 million at the rate of 50% of the first $500,000 of such excess) and (ii) a transaction fee of approximately $.6 million in connection with the Offer and the Merger if consummated. The Company also agreed to reimburse Sunrise for its reasonable out-of-pocket expenses, including attorneys’ fees and any independent experts retained by Sunrise with the prior approval of the Company and to indemnify Sunrise against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Sunrise, which are customary in transactions of this nature, were negotiated at arm’s length between the Company and Sunrise.

Under the Company’s engagement letter with Stonington dated November 20, 2008, Stonington became entitled to: (i) a fee in the amount of $100,000 payable upon execution of the agreement, (ii) a quarterly retainer fee of $50,000 for the period January 1, 2009 through December 31, 2011, which quarterly fee shall terminate upon a sale or merger of the Company, and (iii) if the Offer is consummated, a transaction fee of approximately $1,000,000. The Company also agreed to reimburse Stonington for its reasonable out-of-pocket expenses, and has agreed to indemnify Stonington against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Stonington, which are customary in transactions of this nature, were negotiated at arm’s length between the Company and Stonington.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer and the other transactions contemplated by the Merger Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company’s knowledge, by an executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in the Schedule TO and this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (4) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

(b) Except as set forth in the Schedule TO and this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to one or more of the events referred to in paragraph (a) of this Item 7.

Item 8.	Additional Information.

Vote Required to Approve the Merger and DGCL Section 253. Under Section 253 of the DGCL, if the Merger Subsidiary acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Subsidiary will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company’s stockholders. If Merger Subsidiary acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. Upon the consummation of the Offer, Merger Subsidiary will own a majority of the outstanding Shares.

Appraisal Rights. Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. Since any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under Section 262, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262, then such Appraisal Shares will be deemed to have been converted at the Effective Time into, and to have become, the right to receive the Offer Price. Pursuant to the Merger Agreement, the Company will be required to serve prompt notice to Parent of any demands for appraisal of any Shares, and Parent will have the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company will be prohibited from, without the prior written consent of Parent, making any payment with respect to, or settle or offer to settle, any such demands, or agreeing to do any of the foregoing.

The foregoing summary of the right of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262, a copy of which is attached hereto as Annex C and incorporated by reference. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Offer Price.

Delaware Anti-Takeover Statute. As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time that person became an interested stockholder unless:

•

Before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination,

•

Upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock, those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or

•

At or subsequent to such time as the transaction in which that person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above, and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated under the Merger Agreement.

Information Provided Pursuant to Rule 14f-1 Under the Exchange Act. The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission, certain acquisition transactions may not be consummated until specified Notification and Report Forms and associated information and documentary material has been furnished for review by the Federal Trade Commission and the Antitrust Division of the Department of Justice and the statutory waiting period requirements have been satisfied. Neither the Offer, the Merger nor the transactions contemplated thereby trigger any of the requirements under the HSR Act.

Rights Agreement Amendment. In connection with the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement to render the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.	Exhibits.

EXHIBIT NO.	DESCRIPTION
(a)(1)	Offer to Purchase, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(6)*	Letter to stockholders of the Company, dated September 24, 2009.

(a)(7)	Press Release issued by the Company on September 15, 2009, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on September 15, 2009).

(a)(8)	Information Statement (included as Annex A hereto).

(a)(9)*	Press Release issued by the Company on September 24, 2009, announcing the commencement of the tender offer.

(e)(1)	Agreement and Plan of Merger, dated as of September 15, 2009, among Parent, Merger Subsidiary and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 15, 2009).

(e)(2)	Confidentiality Agreement dated June 30, 2009, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(e)(3)	First Amendment to Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated September 15, 2009).

(e)(4)	1992 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-K for the fiscal year ended December 31, 2004).

(e)(5)	Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended June 30, 2005).

(e)(6)	1998 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-K for the fiscal year ended December 31, 2006).

(e)(7)*	2001 Non-Employee Directors Stock Option Plan.

EXHIBIT NO.	DESCRIPTION
(e)(8)	Employee Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K dated December 23, 2008).

(e)(9)*	2004 Non-Employee Director Stock Grant Plan.

(e)(10)	Incentive and Retention Plan (incorporated by reference to Exhibit 10.7 of the Company’s Form 10-K for the fiscal year ended December 31, 2006).

(e)(11)*	Non-Officer Employee Severance Plan.

(e)(12)	2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K dated March 27, 2008).

(e)(13)*	Form of Option Waiver, Cancellation and Release Agreement.

(e)(14)*	Form of Option Waiver, Cash-Out and Release Agreement.

*	Filed herewith.

Annex A	Information Statement

Annex B	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Annex C	Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PARALLEL PETROLEUM CORPORATION

By:	/S/ JEFFREY G. SHRADER
Name:	Jeffrey G. Shrader
Title:	Chairman

Dated: September 24, 2009

ANNEX A

INFORMATION STATEMENT

PARALLEL PETROLEUM CORPORATION

1004 N. BIG SPRING, SUITE 400

MIDLAND, TEXAS 79701

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

NO VOTE OR OTHER ACTION OF SECURITYHOLDERS IS REQUIRED OR

BEING REQUESTED IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about September 24, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Parallel Petroleum Corporation, a Delaware corporation (“Parallel” or the “Company”), with respect to the tender offer by PLLL Acquisition Co., a Delaware corporation (“Merger Subsidiary”) and a wholly-owned subsidiary of PLLL Holdings, LLC, a Delaware limited liability company (“Parent”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”). Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Board of Directors of the Company (the “Board of Directors” or the “Board”).

The Company entered into an Agreement and Plan of Merger dated as of September 15, 2009 (together with any amendments or supplements thereto, the “Merger Agreement”) with Parent and Merger Subsidiary, pursuant to which Merger Subsidiary commenced a cash tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of Common Stock, including the associated preferred stock purchase rights (collectively, the “Shares”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such price, or any higher price as may be paid in the Offer (as defined below) being referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in Parent and Merger Subsidiary’s Offer to Purchase, dated September 24, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Subsidiary with the United States Securities and Exchange Commission (the “SEC”) on September 24, 2009. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Pursuant to the Merger Agreement, Parent and Merger Subsidiary commenced the Offer on September 24, 2009. Unless Parent and Merger Subsidiary extend the Offer in accordance with the terms of the Merger Agreement, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on October 22, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Merger Subsidiary will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer.

The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by the Company, Parent, Merger Subsidiary or any subsidiary of the Company or Parent and Shares with respect to which dissenters rights are properly demanded and perfected according to Delaware law) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on September 15, 2009, and is incorporated herein by reference.

The Tender Offer, the Merger and the Merger Agreement are more fully described in the Offer and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on September 24, 2009, and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Parent’s designees to the Board. The information set forth herein supplements certain information set forth in the Schedule 14D-9. The Company’s information is based upon information provided in the Company’s Proxy Statement dated and filed with the SEC on April 15, 2009, and except as indicated otherwise, such information is given as of such date.

All information contained in this Information Statement or incorporated herein by reference concerning Parent, Merger Subsidiary or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent and Merger Subsidiary and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

The Common Stock is the only class of equity securities of the Company outstanding which are entitled to a vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of the close of business on September 21, 2009, there were 41,646,445 shares of Common Stock issued and outstanding and outstanding options to purchase 1,203,200 shares of Common Stock.

Parent Right to Designate Directors

The Merger Agreement provides that, subject to applicable law and to the extent permitted by the Nasdaq Global Select Market (“Nasdaq”), promptly upon the date that Merger Subsidiary first purchases any Shares pursuant to the Offer (the “Acceptance Date”), Parent shall be entitled to designate, to serve on the Board, such number of directors (such designees, the “Parent Designees”) as will give Merger Subsidiary representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares beneficially owned by Parent and/or Merger Subsidiary (including Shares accepted for payment pursuant to the Offer) bears to (B) the number of Shares then outstanding. The Company has agreed to promptly increase the size of the Board or use its reasonable best efforts to secure the resignations of incumbent directors as is necessary to provide Parent with such level of representation. The date on which the majority of the Company’s directors are designees of Parent that have been effectively appointed to the Board of Directors in accordance with the Merger Agreement is referred to as the “Board Appointment Date.” At such time, the Company will also use its reasonable best efforts to cause the Parent Designees to the Board to constitute the same percentage as is on the entire Board of Directors to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the Nasdaq. One of the conditions to the Offer is that the Board of Directors has appointed the Parent designees as directors of the Company in accordance with the Merger Agreement conditioned only upon the consummation of the Offer.

The Merger Agreement provides that from the date of the election or appointment of the Parent Designees to the Board pursuant to the terms of the Merger Agreement and until the Effective Time, the Company shall use its reasonable best efforts to cause the Board to have at least two directors, who (a) were directors on the date of the Merger Agreement, (b) are considered to be independent directors within the meaning of the Nasdaq listing requirements and applicable laws and (c) are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the “Independent Directors”) and at least such number of directors (including the Independent Directors) as may be required by Nasdaq listing requirements or applicable laws, who are considered to be independent directors within the meaning of such rules and laws. If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall be independent within the meaning of the Nasdaq listing requirements and applicable laws and shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement; provided, that the remaining Independent Directors shall fill such vacancies as soon as practicable, but in any event within ten (10) Business Days, and further provided, that if no such Independent Directors are appointed in such time period, Parent shall designate such Independent Director(s). If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two (2) persons to fill such vacancies and those persons shall be independent within the meaning of the Nasdaq listing requirements and applicable laws and may not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on September 15, 2009, shall be subject to the approval of Parent, not to be unreasonably withheld, delayed or conditioned.

Additionally, the Merger Agreement provides that following the election or appointment of Parent Designees to the Board pursuant to the terms of the Merger Agreement and until the Effective Time, the approval of a majority of the Independent Directors shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize): (i) any termination of the Merger Agreement by the Company, (ii) any amendment to the Merger Agreement if action of the Board of Directors is required for such amendment, (iii) any extension of time for the performance of any of the obligations or other actions required under the Merger Agreement by Parent or Merger Subsidiary, (iv) any enforcement or waiver of compliance with any of the agreements or conditions in the Merger Agreement for the benefit of the Company, (v) any action to seek to enforce any obligations of Parent or Merger Subsidiary under the Merger Agreement or (vi) any other action by the Board under or in connection with the Merger Agreement.

The Parent Designees will be selected by Parent from among the three (3) directors of Merger Subsidiary listed on Schedule I to the Offer to Purchase, which is incorporated by reference herein, plus at least two (2) additional designees to be selected. Upon identification of the Parent Designees, the Company will file a supplement to this Information Statement with the required disclosure regarding such Parent Designees and deliver a copy of such supplement to its stockholders in accordance with Section 14(f) and Rule 14f-1.

Board of Directors

The Board of Directors of the Company currently consists of five directors. Directors hold office until the annual meeting of stockholders following their election or appointment and until their respective successors have been duly elected or appointed. The number of directors comprising the whole Board is determined by the Board of Directors.

The Company’s current directors and certain information about each of them is listed below.

Director	Age	Director Since	Position with Company
Jeffrey G. Shrader(1)(2)(3)(4)	58	2001	Chairman of the Board of Directors; Director
Larry C. Oldham(1)	56	1979	Director, President and Chief Executive Officer
Edward A. Nash(1)(2)(3)(4)	61	2007	Director
Martin B. Oring(1)(2)(3)(4)	64	2001	Director
Ray M. Poage(1)(2)(3)(4)	62	2003	Director

(1)	Member of the Hedging and Acquisitions Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominating Committee.

Mr. Shrader has been a shareholder in the law firm of Sprouse Shrader Smith, Amarillo, Texas, since January 1993. He has also served as a director of Hastings Entertainment, Inc. since 1992. Mr. Shrader has served as Chairman of the Board of Directors since August 2007. He is also the Chairman of the Corporate Governance and Nominating Committee.

Mr. Oldham is a founder of Parallel and has served as an officer and Director since its formation in 1979. Mr. Oldham became President of Parallel in October 1994, and served as Executive Vice President before becoming President. Effective January 1, 2004, Mr. Oldham became Chief Executive Officer. Mr. Oldham received a Bachelor of Business Administration degree from West Texas State University in 1975.

Mr. Nash was employed by TOTAL Petrochemicals Inc. as a Senior Vice President of Special Projects and as Senior Vice President of its U.S. onshore division from 2000 until March 2003 when he retired. Since retiring in 2003, Mr. Nash has provided independent consulting services to TOTAL, Clayton Williams Energy, Inc. and Alon USA, L.P., and currently manages his personal investments. Prior to his employment with TOTAL, Mr. Nash was employed by Fina, Inc. in various capacities from 1974 to 2000, including serving as Vice President of Human Resources, Vice President Exploration and Production from April 1998 to 2000 and as President of Fina Natural Gas Company from 1999 to 2000. Mr. Nash graduated from Texas A&M University in 1970 with a Bachelors of Science degree in Mechanical Engineering. He is a registered professional engineer in petroleum and mechanical engineering. Mr. Nash is Chairman of the Compensation Committee.

Mr. Oring is an owner and managing member of Wealth Preservation, LLC, a financial counseling firm founded by Mr. Oring in January 2001. From 1998 to December 2000, Mr. Oring was Managing Director Executive Services of Prudential Securities Incorporated, and from 1996 to 1998, Mr. Oring was Managing Director Capital Markets of Prudential Securities Incorporated. From 1989 to 1996, Mr. Oring was Manager of Capital Planning for The Chase Manhattan Corporation. Mr. Oring is also a Director and member of the Audit Committee of PetroHunter Energy Corporation and Searchlight Minerals Corp. Mr. Oring is the Chairman of the Hedging and Acquisitions Committee.

Mr. Poage was a partner in KPMG LLP from 1980 to June 2002 when he retired. Mr. Poage’s responsibilities included supervising and managing both audit and tax professionals and providing services, primarily in the area of taxation, to private and publicly held companies engaged in the oil and natural gas industry. He is also a Director and Chairman of the Audit Committee of the Board of Directors of Concho Resources, Inc. Mr. Poage is Chairman of the Audit Committee.

Executive Officers

The following is a list of the names, ages and current positions and offices with the Company held by each such person of all the executive officers of the Company, followed by biographical information of each executive officer, including all positions and offices with the Company held by each such person and such person’s principal occupation or employment during the past five years. The executive officers of the Company are elected each year by the Board of Directors at its first meeting following the Annual Meeting of Stockholders to serve a one-year term and until their respective successors are elected and qualified. There are no family relationships between any of our Directors or officers.

Name	Age	Current Positions and Offices
Larry C. Oldham	56	President, Chief Executive Officer and Director
Donald E. Tiffin	52	Chief Operating Officer
Steven D. Foster	54	Chief Financial Officer
Eric A. Bayley	61	Vice President of Corporate Engineering
John S. Rutherford	49	Vice President of Land and Administration

Biographical information for Mr. Oldham, our President and Chief Executive Officer and a Director, is included above under “Board of Directors”. Set forth below is biographical information regarding our other executive officers at the date of this Information Statement.

Donald E. Tiffin, 52, served as Vice President of Business Development from June 2002 until January 1, 2004 when he became Chief Operating Officer. From August 1999 until May 2002, Mr. Tiffin served as General Manager of First Permian, L.P. and from July 1993 to July 1999, Mr. Tiffin was the Drilling and Production Manager in the Midland, Texas office of Fina Oil and Chemical Company. Mr. Tiffin graduated from the University of Oklahoma in 1979 with a Bachelor of Science degree in Petroleum Engineering. He is also a registered professional engineer in the State of Texas.

Steven D. Foster, 54, has been the Chief Financial Officer of Parallel since June 2002. From November 2000 to May 2002, Mr. Foster was the Controller and Assistant Secretary of First Permian, L.P. and from September 1997 to November 2000, he was employed by Pioneer Natural Resources, USA in the capacities of Director of Revenue Accounting and Manager of Joint Interest Accounting. Mr. Foster graduated from Texas Tech University in 1977 with a Bachelor of Business Administration degree in Accounting. He is a certified public accountant.

Eric A. Bayley, 61, has been Vice President of Corporate Engineering since July 2001. From October 1993 until July 2001, Mr. Bayley was employed by Parallel as Manager of Engineering. From December 1990 to October 1993, Mr. Bayley was an independent consulting engineer and devoted substantially all of his time to Parallel. Mr. Bayley graduated from Texas A&M University in 1978 with a Bachelor of Science degree in Petroleum Engineering. He graduated from the University of Texas of the Permian Basin in 1984 with a Master’s of Business Administration degree.

John S. Rutherford, 49, has been Vice President of Land and Administration of Parallel since July 2001. From October 1993 until July 2001, Mr. Rutherford was employed as Manager of Land/Administration. From May 1991 to October 1993, Mr. Rutherford served as a consultant to Parallel, devoting substantially all of his time to Parallel’s business. Mr. Rutherford graduated from Oral Roberts University in 1982 with a degree in Education, and in 1986 he graduated from Baylor University with a Master’s degree in Business Administration. He is a certified professional landman.

STOCK OWNERSHIP

Security Ownership of Management and Principal Stockholders

The table below shows information as of September 21, 2009 about the beneficial ownership of Common Stock by (1) each person known by us to own beneficially more than five percent of our outstanding Common Stock; (2) our five current executive officers named in the Summary Compensation Table in this Information Statement; (3) each Director of Parallel; and (4) all of our executive officers and Directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Larry C. Oldham 1004 N. Big Spring, Suite 400 Midland, Texas 79701	651,090	(3)	1.56%

Donald E. Tiffin 1004 N. Big Spring, Suite 400 Midland, Texas 79701	87,400	(4)	*

Eric A. Bayley 1004 N. Big Spring, Suite 400 Midland, Texas 79701	160,565	(5)	*

Steven D. Foster 1004 N. Big Spring, Suite 400 Midland, Texas 79701	21,000	(6)	*

John S. Rutherford 1004 N. Big Spring, Suite 400 Midland, Texas 79701	50,875	(7)	*

Edward A. Nash 16214 Lafone Drive Spring, Texas 77379	45,936	(8)	*

Martin B. Oring 10817 Grande Blvd. West Palm Beach, Florida 33417	181,095	(9)	*

Ray M. Poage 4711 Meandering Way Colleyville, Texas 76034	153,349	(10)	*

Jeffrey G. Shrader 801 S. Filmore, Suite 600 Amarillo, Texas 79105	90,781	(11)	*

Noah Malone Mitchell, 3rd 4801 Gaillardia Parkway, Suite 225 Oklahoma City, Oklahoma 73142	3,400,572	(12)	8.17%

Reid S. Walker 300 Crescent Court, Suite 1111 Dallas, Texas 75201	3,325,745	(13)	7.99%

G. Stacy Smith 300 Crescent Court, Suite 1111 Dallas, Texas 75201	3,325,745	(13)	7.99%

Barrow, Hanley, Mewhinney & Strauss, Inc. 2200 Ross Avenue, 31st Floor Dallas, Texas 75201-2761	2,169,780	(14)	5.21%

Barclays Global Investors, NA 400 Howard Street San Francisco, California 94105	2,498,253	(15)	6.00%

All Executive Officers and Directors as a Group (9 persons)	1,442,091	(16)	2.56%

*	Less than one percent.

(1)	Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers.

(2)	Securities not outstanding, but included in the beneficial ownership of each such person, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. Shares of Common Stock that may be acquired within sixty days of September 21, 2009 upon exercise of outstanding stock options are deemed to be outstanding.

(3)	Includes 375,000 shares of Common Stock held indirectly through Oldham Properties, Ltd., a limited partnership, and as to which Mr. Oldham disclaims beneficial ownership. Also included are 42,500 shares of Common Stock underlying a presently exercisable stock option held by Mr. Oldham. At the date of this Information Statement, a total of 150,000 shares of Common Stock were pledged as collateral to secure repayment of loans.

(4)	Of the total number of shares shown, 57,400 shares are held indirectly through Mr. Tiffin’s individual retirement account. Also included are 20,000 shares that may be acquired upon exercise of a presently exercisable stock option.

(5)	Includes 56,875 shares of Common Stock underlying presently exercisable stock options. A total of 6,790 shares of Common Stock are held indirectly by Mr. Bayley through an individual retirement account and 408(k) Plan.

(6)	Also included are 10,000 shares that may be acquired upon exercise of a presently exercisable stock option. Includes 400 shares of Common Stock held by Mr. Foster’s spouse and 9,000 shares held in his 408(k) Plan.

(7)	All of such shares may be acquired upon exercise of presently exercisable stock options.

(8)	Includes 19,450 shares of Common Stock held indirectly by Mr. Nash through an individual retirement account. Also included are 5,000 shares underlying a restricted stock award which vests in increments of 2,500 shares on each of June 12, 2010 and June 12, 2011, but as to which Mr. Nash has sole voting power.

(9)	Of the total number of shares shown, 82,019 shares are held by Wealth Preservation, LLC, a limited liability company owned and controlled by Mr. Oring and his wife, and 40,000 shares may be acquired by Mr. Oring upon exercise of stock options that are presently exercisable.

(10)	Includes 20,068 shares of Common Stock held indirectly by Mr. Poage through his individual retirement account. Also included are 107,500 shares that may be acquired upon exercise of presently exercisable stock options.

(11)	Includes 40,000 shares of Common Stock that may be acquired upon exercise of a presently exercisable stock option.

(12)	Based on Schedule 13G filed with the Securities and Exchange Commission on January 9, 2009, Mr. Mitchell and his wife, Amy Mitchell, reported shared voting and dispositive powers with respect to such shares.

(13)	Based on Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009, Reid S. Walker and G. Stacy Smith each reported shared voting powers and shared dispositive powers with respect to such shares.

(14)	Based on Amendment No. 1 to Schedule 13G filed by Barrow, Hanley, Mewhinney & Strauss, Inc., or “BHMSI”, with the Securities and Exchange Commission on February 12, 2009, BHMSI reported beneficial ownership of 2,169,780 shares of Common Stock. Of these shares, BHMSI reported sole voting power with respect to 953,880 shares; shared voting power with respect to 1,215,900 shares; and sole dispositive power with respect to 2,169,780 shares.

(15)	Based on Schedule 13G filed by Barclays Global Investors, NA, Barclays Global Funds Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited and Barclays Global Investors (Deutschland) AG with the Securities and Exchange Commission on February 5, 2009, Barclays Global Investors, NA reported beneficial ownership of 2,498,253 shares of Common Stock. Of these shares, Barclays Global Investors, NA reported sole voting power with respect to 1,418,350 shares and sole dispositive power with respect to 1,575,562 shares. Barclays Global Fund Advisors reported sole voting and dispositive powers with respect to 922,691 shares.

(16)	Includes 367,750 shares of Common Stock underlying stock options that are presently exercisable. The unexercisable portion of stock options held by our officers and directors do not become exercisable within the next sixty days.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and officers to file periodic reports with the Securities and Exchange Commission. These reports show the Directors’ and officers’ ownership, and the changes in ownership, of our Common Stock and other equity securities. To our knowledge, all Section 16(a) filing requirements were complied with during 2008, except that Mr. Bayley filed one Form 4 report twelve days late. The transaction reported was the exercise by Mr. Bayley on April 23, 2008 of a warrant to purchase 200 shares of Common Stock.

GOVERNANCE OF THE COMPANY

Under the Delaware General Corporation Law and our bylaws, our business, property and affairs are managed by or under the direction of the Board of Directors. Members of the Board are kept informed of our business through discussions with the Chairman of the Board, the Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. We currently have five members of the Board, including Edward A. Nash, Larry C. Oldham, Martin B. Oring, Ray M. Poage and Jeffrey G. Shrader. All of these Directors served as Directors throughout 2008 and were re-elected at the Company’s 2009 annual meeting of stockholders.

The Board of Directors held fourteen meetings in 2008. Each Director attended 100% of the meetings, except that Mr. Poage was not in attendance at one meeting and Mr. Oring was not in attendance at one meeting. Our independent Directors meet alone in executive session in conjunction with their Audit, Compensation and Corporate Governance and Nominating Committee meetings.

Director Independence

The Board has determined that all of our Directors, other than Mr. Oldham, meet the definition of an “independent director” for purposes of NASD Rule 4200(a)(15), the independence standards applicable to us. The Board based these determinations primarily on responses of the Directors and executive officers to questions regarding employment and compensation history, affiliations and family and other relationships, comparisons of the independence criteria under NASD Rule 4200(a)(15) to the particular circumstances of each Director and on discussions among the Directors.

Committees of the Board of Directors

The Board has four standing committees:

•	the Audit Committee;

•	the Corporate Governance and Nominating Committee;

•	the Compensation Committee; and

•	the Hedging and Acquisitions Committee.

Audit Committee

The Audit Committee of the Board of Directors reviews the results of the annual audit of our consolidated financial statements and recommendations of the independent auditors with respect to our accounting practices, policies and procedures. As prescribed by our Audit Committee Charter, the Audit Committee also assists the Board of Directors in fulfilling its oversight responsibilities, reviewing our systems of internal accounting and financial controls, and the independent audit of our consolidated financial statements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the auditors.

The Audit Committee operates under a charter which you can view on our website at www.plll.com. The Audit Committee reviews the charter annually to ensure that it meets the listing standards for issuers with securities listed for trading on Nasdaq. The charter specifies that the Audit Committee will have at least three members, comprised solely of independent directors.

The Audit Committee of the Board of Directors presently consists of four directors, all of whom have no financial or personal ties to Parallel (other than director compensation and equity ownership as described in this Information Statement) and meet the Nasdaq standards for independence. The members of the Audit Committee are Messrs. Poage (Chairman), Nash, Oring and Shrader. The Board of Directors has determined that at least one member of the Audit Committee, Ray M. Poage, meets the criteria of an “audit committee financial expert” as that term is defined in Item 407(d)(5) of Regulation S-K, and is independent for purposes of Nasdaq listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended. Mr. Poage’s background and experience includes service as a partner of KPMG LLP where Mr. Poage participated extensively in accounting, auditing and tax matters related to the oil and natural gas business.

Six meetings of the Audit Committee were held in 2008. Each member of the Audit Committee attended all of the meetings, except that Mr. Oring was not in attendance at one meeting.

In February 2008 and again in February 2009, the Audit Committee reviewed its charter and conducted an annual self-evaluation of its performance. The Audit Committee also reviewed and considered at its February 2009 meeting the transactions described under “Certain Related Person Transactions” in this Information Statement.

Corporate Governance and Nominating Committee

The Board’s Corporate Governance and Nominating Committee operates under a charter outlining the functions and responsibilities of the Committee, including recommending to the full Board of Directors nominees for election as directors of Parallel, and making recommendations to the Board of Directors from time to time as to matters of corporate governance. The members of the Corporate Governance and Nominating Committee are Messrs. Shrader (Chairman), Nash, Oring and Poage, all of whom meet the Nasdaq listing standards for independence. The charter authorizes the Committee to retain search firms to assist it in identifying qualified Director candidates. However, a search firm has not been retained to date. The charter for the Corporate Governance and Nominating Committee can be viewed on our website at www.plll.com.

Although no Director candidates were recommended by stockholders during the past year, the Committee will consider candidates for Director suggested by stockholders. The Committee has not developed or specified any particular differences in the manner in which it would evaluate a nominee for Director based on whether the nominee is recommended by a stockholder. Stockholders wishing to suggest a candidate for Director should write to any one of the members of the Committee at his address shown in this Information Statement. Suggestions (which are not the same as stockholder nominations) should include:

•	a statement that the writer is a stockholder and is proposing a candidate for consideration by the Committee;

•	the name of and contact information for the candidate;

•	a statement of the candidate’s age, business and educational experience;

•	information sufficient to enable the Committee to evaluate the candidate;

•	a statement detailing any relationship between the candidate and any joint interest owner, customer, supplier or competitor of Parallel;

•	detailed information about any relationship or understanding between the proposing stockholder and the candidate; and

•	a statement that the candidate is willing to be considered and willing to serve as a Director if nominated and elected.

It is the Board’s policy that Directors may not serve concurrently on more than three public company boards. It is also the Board’s policy that a non-employee Director may not stand for re-election at the annual meeting of stockholders following the date on which he or she attains age 72.

Under our bylaws, nominations for director may be made only by the Board of Directors or a Board of Directors committee, or by a stockholder entitled to vote who delivers timely notice along with the additional information and materials required by the bylaws to our corporate Secretary. To be timely, a stockholder’s notice must be received at our offices not less than 60 nor more than 90 days prior to the meeting. However, if less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by a stockholder must be received not later than the tenth day after the day on which the notice of the date of the meeting was mailed or public disclosure was made. You can obtain a copy of our bylaws by writing to the corporate Secretary, 1004 N. Big Spring, Suite 400, Midland, Texas 79701. A copy of our bylaws can also be viewed on our website at www.plll.com.

One meeting of the Corporate Governance and Nominating Committee was held in 2008. All members of the Committee were present.

Compensation Committee

The Compensation Committee of the Board of Directors administers and approves all elements of compensation and awards for our executive officers. The Committee has the responsibility to review and approve the corporate goals and objectives relevant to each executive officer’s compensation, evaluates individual performance of each executive in light of those goals and objectives, and determines and approves each executive’s compensation based on this evaluation. The members of the Compensation Committee are Edward A. Nash (Chairman), Martin B. Oring, Ray M. Poage, and Jeffrey G. Shrader. The charter for the Compensation Committee can be viewed on our website at www.plll.com.

Generally, on its own initiative, the Compensation Committee reviews the performance and compensation of all of our executives and then reviews and discusses its conclusions and recommendations with management.

Members of the Committee are non-employee Directors who, in the opinion of the Board, satisfy the independence standards of Nasdaq. The Committee has the sole authority to retain consultants and advisors as it may deem appropriate in its discretion, and sole authority to approve related fees and retention terms for these advisors.

For additional information regarding the functions of the Compensation Committee, please see “Executive Compensation – Compensation Discussion and Analysis – Internal and External Assistance” in this Information Statement.

Seven meetings of the Compensation Committee were held in 2008. Each member of the Compensation Committee attended all of the meetings held during 2008. The Committee also took action by written consent on one occasion.

Hedging and Acquisitions Committee

The Hedging and Acquisitions Committee presently consists of all five of our Directors, including Messrs. Oring (Chairman), Nash, Oldham, Poage and Shrader. This Committee reviews, assists and advises management on overall risk management strategies and techniques, with the objective of implementing prudent commodity and interest rate derivative arrangements. The Hedging and Acquisitions Committee also reviews with management oil and gas acquisition opportunities, and consults with members of management to review plans and strategies for pursuing acquisitions. The Hedging and Acquisitions Committee does not have a separate charter.

The Hedging and Acquisitions Committee did not meet in formal session in 2008. However, through a combination of individual telephone conferences among management and Committee members and email communications, the Committee received, reviewed and authorized hedging transactions recommended by management on five occasions.

Code of Ethics

The Board has adopted a code of ethics which applies to all of our Directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and all other financial officers and executives. You may review the code of ethics on our website at www.plll.com. A copy of our code of ethics has also been filed with the Securities and Exchange Commission and is incorporated by reference as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. We will provide without charge to each person, upon written or oral request, a copy of our code of ethics. Requests should be directed to:

Manager of Investor Relations

Parallel Petroleum Corporation

1004 N. Big Spring, Suite 400

Midland, Texas 79701

Telephone: (432) 684-3727

Certain Related Person Transactions

In December 2001, and prior to his employment with us in June 2002, Donald E. Tiffin, our Chief Operating Officer, received from an unaffiliated third party a 3.0% working interest in our Diamond M project in Scurry County, Texas for services rendered in connection with assembling the project. In August 2002, shortly after his employment with us and due to the personal financial exposure associated with the ownership of the working interest and to prevent the interest from being acquired by a third party, Mr. Tiffin assigned two-thirds of his ownership interest in the project to us at no cost, leaving him with a 1.0% working interest. We acquired our initial interest in the Diamond M Project from the same third party in December 2001, but did not become operator of the project until March 1, 2003. As with other nonaffiliated interest owners, we invoice Mr. Tiffin on a monthly basis, without interest, for his share of drilling, development and lease operating expenses. During 2008, we billed Mr. Tiffin a total of approximately $95,000 for his proportionate share of capital expenditures and lease operating expenses, and Mr. Tiffin paid us approximately $89,000 for these drilling and development expenses, which included approximately $5,000 attributable to expenses billed to Mr. Tiffin in 2007. During 2008, we disbursed to Mr. Tiffin approximately $116,000 in oil and natural gas revenues related to his interest in this project. The largest aggregate amount outstanding and owed to us by Mr. Tiffin at any one time during 2008 was approximately $22,000. At December 31, 2008, Mr. Tiffin owed us approximately $12,000.

We believe the transactions described above were made on terms no less favorable than if we had entered into the transactions with an unrelated party. From January 1, 2009 through September 18, 2009, we disbursed to Mr. Tiffin approximately $49,000 in oil and natural gas revenues related to his interests in this project. The largest aggregate amount outstanding and owed by Mr. Tiffin to us at any one time during the period from January 1, 2009 to the last billing date, August 31, 2009, was approximately $25,000, which included $12,000 owed to us at December 31, 2008. As of August 31, 2009, Mr. Tiffin owed us approximately $2,400.

Procedures for Reviewing Certain Transactions

We have adopted a written policy for the review, approval or ratification of related party transactions. All of our Directors, officers and employees are subject to this policy. Under this policy, the Audit Committee reviews all related party transactions for potential conflicts of interest situations. Generally, our policy defines a “related party transaction” as a transaction in which we are a participant and the amount involved exceeds $10,000, and in which a related party has an interest. A “related party” is:

•	a Director or officer of Parallel or a nominee to become a Director;

•	an owner of more than 5% of our outstanding Common Stock;

•	certain family members of any of the above persons; and

•	any entity in which any of the above persons is employed or is a partner or principal or in which such person has a 5% or greater ownership interest.

Approval Procedures

Before entering into a related party transaction, the related party or the department within Parallel responsible for the potential transaction must notify the Audit Committee of the facts and circumstances of the proposed transaction, including:

•	the related party’s relationship to Parallel and interest in the transaction;

•	the material terms of the proposed transaction;

•	the benefits to Parallel of the proposed transaction;

•	the availability of other sources of comparable properties or services; and

•	whether the proposed transaction is on terms comparable to terms available to an unrelated third party or to employees generally.

The Audit Committee will then consider all of the relevant facts and circumstances available to it, including the matters described above and, if applicable, the impact on a Director’s independence. No member of the Audit Committee is permitted to participate in any review, consideration or approval of any related party transaction if such member or any of his or her immediate family members is the related party. After review, the Audit Committee may approve, modify or disapprove the proposed transaction. The Audit Committee will approve only those related party transactions that are in, or are not inconsistent with, the best interests of Parallel and its stockholders.

Ratification Procedures

If an officer or Director of Parallel becomes aware of a related party transaction that has not been previously approved or ratified by the Audit Committee then, if the transaction is pending or ongoing, the transaction must be submitted to the Audit Committee and the Audit Committee will consider the matters described above. Based on the conclusions reached, the Audit Committee will evaluate all options, including ratification, amendment or termination of the related party transaction. If the transaction is completed, the Audit Committee will evaluate the transaction, taking into account the same factors as described above, to determine if rescission of the transaction or any disciplinary action is appropriate, and will request that we evaluate our controls and procedures to determine the reason the transaction was not submitted to the Audit Committee for prior approval and whether any changes to the procedures are recommended.

Stockholder Communications with Directors

Parallel stockholders who want to communicate with any individual Director can write to that Director at his address shown in this Information Statement under the caption “Stock Ownership”.

Your letter should indicate that you are a Parallel stockholder. Depending on the subject matter, the Director will:

•	if you request, forward the communication to the other Directors;

•	request that management handle the inquiry directly, for example where it is a request for information about Parallel or it is a stock-related matter; or

•	not forward the communication to the other Directors or management if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

Director Attendance at Annual Meetings

We typically schedule a Board meeting in conjunction with our annual meeting of stockholders. Although we do not have a formal policy on the matter, we expect our Directors to attend each annual meeting, absent a valid reason, such as illness or a schedule conflict. Last year, all of the individuals then serving as Directors attended our annual meeting of stockholders.

Report of the Audit Committee as of April 15, 2009

The following report of the Audit Committee was issued on April 15, 2009, does not constitute “soliciting material” and is not deemed “filed” or incorporated by reference into any of Parallel’s other filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee of our Board of Directors is comprised of the four non-employee Directors named below.

The Audit Committee has reviewed and discussed Parallel’s audited financial statements with management, which has primary responsibility for the financial statements and the overall reporting process. In addition, the Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication With Audit Committees), as modified or supplemented.

The Audit Committee has received the written disclosures from the independent registered public accounting firm required by the Public Company Accounting Oversight Board in Rule 3526, and discussed with the independent registered public accounting firm the issue of its independence from Parallel.

The Audit Committee also heard the report of the independent registered public accounting firm regarding certain critical accounting policies and practices used by Parallel and alternative treatments, and received copies of material written communications between the independent registered public accounting firm and Parallel.

Based on the Audit Committee’s review of the audited financial statements and in reliance on its discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements for the fiscal year ended December 31, 2008 be included in Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission.

The foregoing report is provided by the following independent Directors, who constitute the Audit Committee.

Ray M. Poage (Chairman)

Edward A. Nash

Martin B. Oring

Jeffrey G. Shrader

as of April 15, 2009

COMPENSATION OF DIRECTORS

Overview

In addition to reviewing the compensation of our executive officers, the Compensation Committee also reviews the compensation program for our four non-employee Directors, all of whom are members of the Compensation Committee. At its meeting held on February 12, 2008, the Committee authorized and approved the payment of an annual cash retainer fee in the amount of $50,000 for each non-employee Director in lieu of per meeting fees and fees for serving as chairman of Board committees which we paid in prior years. After further review and evaluation, at its June 12, 2008 meeting and with the input and assistance of the Committee’s independent compensation consultant, the Committee established each non-employee Director’s total annual compensation at $115,000, which represents an amount targeted to the median level of compensation paid to non-employee directors of the Company’s peer group. Compensation for our non-employee Directors is designed to attract and retain experienced and knowledgeable directors and to provide equity-based compensation in order to align the interests of our non-employee Directors with those of our stockholders. The skills and time required for our non-employee Directors to fulfill their duties and responsibilities are also considered in establishing non-employee Director compensation. Believing that the overall compensation package of our non-employee Directors should include a meaningful portion of equity-based compensation, the Compensation Committee determined that $65,000 of the total compensation should be in the form of shares of Parallel’s Common Stock. Accordingly, the total compensation for each non-employee Director in 2008 included cash payments of $50,000, a stock grant under the 2004 Non-Employee Director Stock Grant Plan having an aggregate value of $25,000 and a stock grant under the 2008 Long-Term Incentive Plan having an aggregate value of $40,000. The stock grants are fully vested at the time of grant. The stock grants under the 2004 Non-Employee Director Stock Grant Plan are valued on the basis of a ten trading day average closing price of our stock and the value of the stock grants under the 2008 Long-Term Incentive Plan is based on the grant date closing sales price of the stock. Each component of Director compensation is described in more detail below.

Mr. Oldham, our only Director who is also an officer of Parallel, does not receive any separate compensation for his services as a member of the Board or the Board’s Hedging and Acquisitions Committee. The compensation received by Mr. Oldham as an employee of Parallel is shown in the Summary Compensation Table in this Information Statement.

In the table below, we show certain additional information about the compensation paid to our non-employee Directors during 2008.

2008 Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)		Option Awards(1) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation(2) ($) (g)	Total ($) (h)
Edward A. Nash	$50,000	$23,342	(3)	0	0	0	$2,034	$220,934
		$39,980	(4)
		$105,578	(5)

Martin B. Oring	$50,000	$23,342	(3)	$46,420	0	0	$6,835	$166,577
		$39,980	(4)

Ray M. Poage	$50,000	$23,342	(3)	$126,417	0	0	$1,673	$241,412
		$39,980	(4)

Jeffrey G. Shrader	$50,000	$23,342	(3)	$46,420	0	0	$3,138	$162,880
		$39,980	(4)

(1)	The amounts shown in this column represent the dollar amount we recognized for financial statement reporting purposes with respect to the fiscal year ended December 31, 2008, computed in accordance with FAS 123(R), for option awards made to the non-employee Directors prior to 2008. We did not grant any stock options to our non-employee Directors in 2008. The amounts shown exclude the impact of estimated forfeitures. For a discussion of valuation assumptions, see Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K accompanying this Information Statement. As of December 31, 2008, the total number of shares of Common Stock underlying outstanding option awards held by the named non-employee Directors were as follows: Mr. Nash – 0 shares; Mr. Oring – 50,000 shares; Mr. Poage – 117,500 shares; and Mr. Shrader – 50,000 shares.

(2)	The amount reported represents the incremental costs incurred by the Company for entertainment costs for Directors and for travel and entertainment costs of their spouses in connection with attendance at one Board meeting and one conference.

(3)	Under our 2004 Non-Employee Director Stock Grant Plan, on the first day of July of each year our non-employee Directors are automatically granted shares of Common Stock having an aggregate value of $25,000. The actual number of shares granted is determined by dividing $25,000 by the average daily closing price of the Common Stock for ten consecutive trading days commencing fifteen trading days before the first day of July of each year. On July 1, 2008, 1,153 shares of Common Stock were granted to each non-employee Director under this plan, which vested immediately. The number of shares granted was determined by dividing $25,000 by $21.664, the ten trading day average closing price of the stock, beginning on June 10, 2008. The amount shown represents the dollar amount we recognized for financial statement reporting purposes with respect to the July 1, 2008 stock grant under this plan, computed in accordance with FAS 123R. The grant date fair value of this 2008 stock award, computed in accordance with FAS 123R, was $23,342 for each Director. For a discussion of valuation assumptions, see Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K. Since inception of this plan in 2004, a total of 2,253 shares of Common Stock have been granted to Mr. Nash, while Messrs. Oring, Poage and Shrader have each been granted a total of 11,548 shares of Common Stock under this plan.

(4)	On June 12, 2008, stock grants were awarded to our four non-employee Directors under our 2008 Long-Term Incentive Plan. Each non-employee Director was awarded 1,912 shares of Common Stock, representing $40,000 divided by $20.91, the closing price of our Common Stock on the date of grant. This amount reflects the dollar amount we recognized for financial statement reporting purposes for the fiscal year ended December 31, 2008, in accordance with FAS 123(R), and thus includes amounts in respect of stock awards granted in 2008. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures. The grant date fair value of this award was $39,980 for each Director, as determined in accordance with FAS 123(R). A discussion of the assumptions used in calculating these amounts may be found in Note 13 to our 2008 audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. These amounts reflect the Company’s accounting expense for these awards and do not correspond to the actual value that may be recognized by our non-employee Directors. This stock award vested immediately. Since inception of the 2008 Long-Term Incentive Plan, a total of 1,912 shares of Common Stock have been granted to each of Messrs. Oring, Poage and Shrader under this plan and a total of 11,912 shares have been granted to Mr. Nash, which includes a 10,000 share grant described in footnote (5) below.

(5)

In addition to the other stock grants, Mr. Nash was also awarded a supplemental, one-time restricted stock grant on June 12, 2008. This grant of 10,000 shares was awarded under our 2008 Long-Term Incentive Plan. One-fourth of the shares, or 2,500 shares, vested immediately on the date of grant. An additional 2,500 shares vest on June 12, 2009, June 12, 2010 and June 12, 2011. Historically, when a Director is first elected to serve on the Board, a one-time stock option grant to purchase 25,000 shares of stock has been awarded to the newly-elected Director. However, at the time of Mr. Nash’s election to the Board on June 26, 2007, there were no shares available for option grants under any of our stock option plans. Consequently, this supplemental, one-time restricted stock award was made following the approval by our stockholders of the 2008 Long-Term Incentive Plan in May 2008. The amount shown represents the dollar amount we recognized for financial statement reporting purposes with respect to this 2008 stock grant, in accordance with FAS 123(R). The grant date fair value of this award was $209,100, in accordance with FAS 123(R). For a discussion of valuation assumptions, see Note 13 to our 2008 audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

In the table below, we show certain information about the outstanding equity awards held by our non-employee Directors at December 31, 2008, including awards that were granted prior to 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price(4) (e)	Option Expiration Date(2) (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
E.A. Nash	0		0		0	—	—	7,500	$15,075	(3)	0	0

M.B. Oring	15,000		10,000	(4)	0	$12.27	08-23-15	0	0		0	0
	15,000		10,000	(4)	0	$12.27	08-23-15	0	0		0	0

R.M. Poage	50,000	(5)	0		0	$2.61	04-23-13	0	0		0	0
	30,000		20,000	(6)	0	$12.27	08-23-15	0	0		0	0
	8,750		8,750	(7)	0	$22.89	03-27-17	0	0		0	0

J.G. Shrader	30,000		20,000	(8)	0	$12.27	08-23-15	0	0		0	0

(1)	The option exercise price represents the closing market price of our Common Stock on the grant date of the option.

(2)	All stock options were granted with a term of ten years.

(3)	Based on the closing market price of $2.01 of our Common Stock on December 31, 2008. Additional information about this stock award is contained in footnote (5) to the 2008 Director Compensation table above.

(4)	The unexercisable portion of these stock options become exercisable with respect to 5,000 shares on August 23, 2009 and 5,000 shares on August 23, 2010. These options were granted to Mr. Oring on August 23, 2005 and vest 20% per year on each anniversary of the grant date. The options were granted under our 1997 Nonemployee Directors Stock Option Plan and 2001 Nonemployee Directors Stock Option Plan.

(5)	This stock option was granted to Mr. Poage on April 28, 2003 under our 2001 Nonemployee Directors Stock Option Plan and vested 50% on April 28, 2004 and 50% on April 28, 2005.

(6)	This stock option was granted to Mr. Poage on August 23, 2005 under our 1997 Nonemployee Directors Stock Option Plan. The option vests 20% per year on each anniversary of the grant date.

(7)	This stock option was granted to Mr. Poage on March 27, 2007 under our 1997 Nonemployee Director Stock Option Plan. The option became exercisable with respect to 8,750 shares on March 27, 2008, and the remaining 8,750 shares became exercisable on March 27, 2009.

(8)	These stock options were granted to Mr. Shrader on August 23, 2005 under our 2001 Nonemployee Directors Stock Option Plan and vest 20% per year on each anniversary of the grant date.

As described in the above tables, “2008 Director Compensation” and “Outstanding Equity Awards at 2008 Fiscal Year-End,” the components of non-employee Director compensation for 2008 included cash, in the form of annual retainers, and equity compensation, in the form of an automatic annual stock award under our 2004 Non-Employee Directors Stock Grant Plan and an additional stock award under the 2008 Long-Term Incentive Plan. Narrative descriptions of these compensation components are set forth in more detail below.

Cash Compensation

All non-employee Directors (including Committee chairs) are entitled to receive an annual cash retainer fee of $50,000. Annual retainers are paid in cash on a quarterly basis. Additional per meeting fees are not paid and Committee chairs do not receive additional retainers or meeting fees. The 2008 cash compensation differs from the non-employee Director cash compensation paid by us in 2007 as follows:

for 2007, we paid each non-employee Director a cash fee of $750 for attendance at each meeting of the Board of Directors and each non-employee Director who was a member of a Board committee also received:

•	$375 per meeting for service on the Compensation Committee, with the chairman of the Compensation Committee receiving an additional fee of $2,500;

•	$375 per meeting for service on the Audit Committee, with the chairman of the Audit Committee receiving an additional fee of $5,000 and each other Audit Committee member receiving $2,500;

•	$375 per meeting for service on the Corporate Governance and Nominating Committee, with the chairman of the Corporate Governance and Nominating Committee receiving an additional fee of $2,500; and

•	$375 per meeting for service on the Hedging and Acquisitions Committee, with the chairman of the Hedging and Acquisitions Committee receiving an additional fee of $2,500.

Equity Compensation

Directors who are not employees of Parallel are eligible to receive stock grants, stock options and other equity awards under our 2004 Non-Employee Director Stock Grant Plan, 2008 Long-Term Incentive Plan, 1997 Nonemployee Directors Stock Option Plan, and our 2001 Nonemployee Directors Stock Option Plan. More information about these plans is provided below.

2004 Non-Employee Director Stock Grant Plan. In April 2004, upon recommendation of the Board’s Compensation Committee, our Directors approved the 2004 Non-Employee Director Stock Grant Plan. The plan was later approved by our stockholders at our annual meeting held on June 22, 2004. Directors of Parallel who are not employees of Parallel or any of its subsidiaries are eligible to participate in the plan. Under this plan, each non-employee Director is entitled to receive an annual retainer fee consisting of shares of Common Stock that will be automatically granted on the first day of July in each year. The actual number of shares received is determined by dividing $25,000 by the average daily closing price of the Common Stock on Nasdaq for the ten consecutive trading days commencing fifteen trading days before the first day of July of each year. Historically, Directors’ fees had been paid solely in cash. However, in accordance with this plan and following approval by our stockholders, we commenced paying an annual retainer fee in July 2004 to each non-employee Director in the form of Common Stock having a value of $25,000 in addition to the cash retainer described above. Stock grants under this plan are designed to link non-employee Director compensation with stockholder interests.

Although the Compensation Committee has authority to adopt such rules and regulations for carrying out the plan as it may deem proper and in the best interests of Parallel, the Committee’s administrative functions are largely ministerial in view of the plan’s explicit provisions, including those related to eligibility and predetermination of the timing, pricing and amount of grants. The interpretation by the Compensation Committee of any provision of the plan is final.

The total number of shares of Common Stock initially available for grant under the plan was 116,000 shares, subject to adjustment. If there is a change in the Common Stock by reason of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, exchange of shares, change in corporate structure or otherwise, the aggregate number of shares available under the plan will be appropriately adjusted in order to avoid dilution or enlargement of the rights intended to be made available under the plan.

The Board may suspend, terminate or amend the plan at any time or from time to time in any manner that the Board may deem appropriate; provided that, without approval of the stockholders, no revision or amendment shall change the eligibility of Directors to receive stock grants, the number of shares of Common Stock subject to any grants, or materially increase the benefits accruing to participants under the plan, and plan provisions relating to the amount, price and timing of grants of stock may not be amended.

The plan will remain in effect until terminated by the Board, although no additional shares of Common Stock may be issued after the 116,000 shares subject to the plan have been issued.

In 2008, a total of 4,612 shares of Common Stock were automatically awarded to our four non-employee Directors under this plan. These awards are further described and included in column (c) and footnote (3) of the 2008 Director Compensation table in this Information Statement. In July 2009, a total of 49,284 shares were awarded to the same non-employee Directors under this plan.

At September 21, 2009, 20,524 shares of Common Stock remained available for issuance under this plan.

2008 Long-Term Incentive Plan. The 2008 Long-Term Incentive Plan was approved by our stockholders at the annual meeting of stockholders held in May 2008. This plan provides for granting of nonqualified and incentive stock options, restricted stock grants, performance awards and other awards to selected officers, employees, consultants and non-employee Directors. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted under the plan is 2,000,000 shares, subject to adjustment.

The option price for shares of Common Stock that may be purchased under stock options granted under this Plan to non-employee Directors must be at least equal to the fair market value of the shares on the date of grant. The exercise price of an option may be paid in cash, in shares of Parallel’s Common Stock or a combination of both. Unless terminated earlier, stock options granted under the plan expire no more than ten years from the date of the grant.

The plan will remain in effect until May 28, 2018, unless sooner terminated by the Board of Directors of the Company. No awards may be made under the plan after its expiration date. No awards under the plan may be repriced or exchanged for awards with lower exercise prices because of a drop in market prices since grant, unless such repricings or exchanges are approved by the stockholders of the Company.

In 2008, a total of 17,648 shares of Common Stock were awarded to our non-employee Directors under this plan, which included a one-time supplemental grant of 10,000 shares to Mr. Nash as described in footnote (5) to the 2008 Director Compensation table in this Information Statement. These awards are further described and included in column (c) of the 2008 Director Compensation table above, and more detailed information about the 2008 Long-Term Incentive Plan can be found under “Executive Compensation – 2008 Long-Term Incentive Plan” in this Information Statement. No awards were granted to non-employee Directors under this plan in 2009.

At September 21, 2009, a total of 1,163,152 shares of Common Stock were available for future awards under this plan.

1997 Non-Employee Directors Stock Option Plan. Our 1997 Non-Employee Directors Stock Option Plan was approved by our stockholders at the annual meeting of stockholders held in May 1997. This plan provides for granting to Directors who are not employees of Parallel options to purchase up to an aggregate of 500,000 shares of Common Stock. Options granted under this plan are not incentive stock options within the meaning of the Internal Revenue Code.

This plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has sole authority to select the non-employee Directors who are to be granted options; to establish the number of shares which may be issued to non-employee Directors under each option; and to prescribe the terms and conditions of the options in accordance with the plan. Under provisions of the plan, the option exercise price must be the fair market value of the stock subject to the option on the grant due. Options are not transferable other than by will or the laws of descent and distribution and are not exercisable after ten years from the date of grant.

The purchase price of shares as to which an option is exercised must be paid in full at the time of exercise in cash, by delivering to Parallel shares of stock having a fair market value equal to the purchase price, or a combination of cash and stock, as established by the Compensation Committee.

This plan prohibits the grant of options after March 27, 2007 and there are no shares of Common Stock available for future option grants under this plan.

No options were granted under this plan in 2008 or 2009.

At September 21, 2009, options to purchase a total of 92,500 shares of Common Stock remained outstanding under this plan with exercise prices ranging from $12.27 to $22.89 per share.

2001 Nonemployee Directors Stock Option Plan. The 2001 Nonemployee Directors Stock Option Plan was approved by our stockholders at the annual meeting of stockholders held in June 2001. This plan provides for granting to Directors who are not employees of Parallel options to purchase up to an aggregate of 500,000 shares of Common Stock. Options granted under the plan will not be incentive stock options within the meaning of the Internal Revenue Code.

This plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has sole authority to select the non-employee Directors who are to be granted options; to establish the number of shares which may be issued to non-employee Directors under each option; and to prescribe such terms and conditions as the Committee prescribes from time to time in accordance with the plan. Under provisions of the plan, the option exercise price must be the fair market value of the stock subject to the option on the grant date. Options are not transferable other than by will or the laws of descent and distribution and are not exercisable after ten years from the date of grant.

The purchase price of shares as to which an option is exercised must be paid in full at the time of exercise in cash, by delivering to Parallel shares of stock having a fair market value equal to the purchase price, or a combination of cash and stock, as established by the Compensation Committee.

Options may not be granted under this plan after May 2, 2011. However, at September 21, 2009, no shares of Common Stock were available for future option grants under this plan.

No options were granted under this plan in 2008 or 2009.

At September 21, 2009, options to purchase 125,000 shares of Common Stock were outstanding under this plan with exercise prices ranging from $2.61 to $12.27 per share.

Other Compensation

We provide minimal perquisites to our non-employee Directors, which consist primarily of the payment or reimbursement of non-employee Directors for their entertainment expenses when attending business meetings or conferences and for travel and entertainment expenses of their spouses, when invited to accompany them. Each non-employee Director is provided a personal computer, a Blackberry or cell phone and related technological support, the costs of which are paid or reimbursed by us. All Directors are reimbursed for travel, food and lodging expenses incurred in connection with attending business meetings.

Parallel provides liability insurance for its Directors and officers. The cost of this coverage for 2008 was approximately $558,000 and for 2009, the cost of the coverage was approximately $642,000.

We do not offer non-employee Directors travel accident insurance, life insurance or a pension or retirement plan, nor do we have matching gift programs for charitable contributions made by our non-employee Directors.

Recent Developments

At a meeting held on April 3, 2009, the Compensation Committee unanimously approved a $10,000 reduction in the annual compensation payable to each non-employee Director for 2009. As reduced, each non-employee Director’s total annual compensation will be $105,000, rather than $115,000. The Compensation Committee determined that the cash component of the reduced amount would equal the sum of $105,000 less the market value of the stock awarded to the Director in accordance with the 2004 Non-Employee Director Stock Grant Plan.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Introduction and Overview

The Compensation Committee of the Board of Directors is responsible for determining the types and amounts of compensation we pay to our executives. Our Committee operates under a written charter that you can view on our website at www.plll.com. The Board of Directors has affirmatively determined that each Director who is a member of the Committee meets the independence requirements of the Nasdaq Global Select Market. The Board determines, in its business judgment, whether a particular Director satisfies the requirements for membership on the Committee set forth in the Committee’s charter. None of the members of the Compensation Committee are current or former employees of Parallel or any of its subsidiaries.

Our Compensation Committee is responsible for formulating and administering the overall compensation principles and plans for Parallel. This includes establishing the compensation paid to our officers, administering our compensation plans and, generally, reviewing our compensation programs at least annually.

The Committee periodically meets in executive session without members of management or management directors present and reports to the Board of Directors on its actions and recommendations.

We discuss below the philosophy, objectives and principles we followed last year for compensating our executive officers.

Compensation Philosophy and Objectives

The Committee’s compensation philosophy is to provide an executive compensation program that:

•	is competitive with compensation programs offered by comparable companies engaged in businesses similar to ours;

•	rewards performance, skills and talents necessary to advance our company objectives and further the interests of stockholders;

•	is balanced between a fair and reasonable cash compensation and incentives linked to Parallel’s overall operating performance; and

•	is fair to our executives, but within reasonable limits.

The Company’s practice is and has been to link compensation with performance, measured at the company level, and to emphasize the importance of each executive’s contribution to the overall success of the Company. The overall objectives of our compensation philosophy are to:

•	provide a reasonable and competitive level of current annual income;

•	provide incentives that encourage our executives to continue their employment with us;

•	motivate executives to accomplish our company goals and reward performance;

•	create an environment conducive to company-oriented success rather than individual success;

•	align compensation and benefits with business strategy and competitive market data;

•	encourage the application of prudent decision making processes in an industry marked by volatility and high risk; and

•	provide for overall compensation arrangements that are fair and reasonable pay for achievements beneficial to Parallel and its stockholders.

Our Committee supports these objectives by emphasizing compensation arrangements that we believe will attract and retain qualified executives and reward them for creating a solid platform for the long-term growth and success of Parallel. At the same time, we are mindful of, and try to balance our executive compensation arrangements with, the interests and concerns of stockholders.

Although the Committee implemented two new compensation plans in 2008, we continue to provide a relatively simple compensation framework for our executives. We believe the benefits of this approach include maintaining a higher degree of understanding and certainty for our executives as well as the investing public, and avoiding complex benefit packages and agreements that are less transparent than our compensation program and that require significant time and cost to properly administer. In the Committee’s view, the two new plans that were implemented last year, the annual cash bonus incentive plan and a long-term incentive plan, are not “add-ons” to existing pay practices, but are more in the nature of replacement plans with the addition of performance-based compensation criteria. These new plans and their impact on 2008 compensation are described below.

Compensation Components

Our judgments regarding executive compensation are primarily based upon our assessment of Company performance, and each executive officer’s leadership, performance and individual contributions to Parallel’s business. The accounting and tax treatment of different elements of compensation has not had a significant impact on our use of any particular form of compensation. In reviewing the overall compensation of our officers, we have historically considered and used a mix of the following components or elements of executive compensation:

•	base salaries;

•	stock option grants;

•	annual cash bonuses;

•	health and life insurance plans which are generally available to all of our employees;

•	contributions by Parallel to our 401(k) retirement plan;

•	an equity based cash incentive and retention plan;

•	change of control arrangements; and

•	limited perquisites and personal benefits provided by Parallel to our executive officers.

To help give you a better understanding of the overall compensation picture of our executive officers, we have included the following table showing the elements of compensation we have used to pay our executive officers in the past and certain types of executive compensation that we have not used:

Elements of Compensation	Used by Parallel Prior to 2008	Used by Parallel in 2008	Not Used by Parallel
Base salaries	Ö	Ö
Employment agreements			Ö
Cash bonuses	Ö	Ö
Stock awards			Ö
Change of control arrangements	Ö	Ö
Defined benefit pension plan			Ö
Defined contribution plan	Ö	Ö
Stock options	Ö	Ö
Tax gross-ups	Ö
Employee stock purchase/ownership plan			Ö
Supplemental executive retirement plans/benefits			Ö
Deferred compensation plan			Ö
Charitable gift matching			Ö
Product discounts			Ö
Limited perquisites and personal benefit	Ö	Ö

The primary components of each executive officer’s compensation are:

•	base salary;

•	annual cash bonuses; and

•	longer-term equity incentive compensation in the form of stock options.

These primary components of compensation, and other types of compensation that we provide our executives, including perquisites and retirement benefits, are described below.

Evaluation Factors

In addition to comparing the compensation packages of our officers with the compensation packages of officers of other companies similar to Parallel, we also relied, as we have in the past, on our general knowledge and experience in the oil and natural gas industry, focusing on a subjective analysis of each of our executive’s contributions to Parallel’s overall performance. Except for comparing the salaries, cash bonuses and long-term compensation of our executives with the salaries, cash bonuses and long-term compensation of executives in our peer group of companies, other specific performance levels or “benchmarks” were not used in 2008 to establish salaries, cash bonuses or grant stock options. We do take into account historic comparisons of Parallel’s financial and operational performance. In addition to reviewing market analyses of pay levels and considering individual performance related to each executive officer, the Committee considers the total compensation of each executive officer relative to each other executive officer. The Committee also takes into account compensation realized or potentially realizable from prior compensation awards in setting new types and amounts of compensation. Although we have never decreased the compensation of any of our executive officers, the percentage increases in annual salaries and cash bonuses vary from year to year, with some increases being smaller than previous years. The link between pay and company performance is based primarily on the Compensation Committee’s evaluation of periodic results of certain elements of company performance. Generally, our evaluations are influenced equally by operational metrics and financial metrics. There were no material differences in the decision making process we used in determining the salaries and cash bonuses of our respective officers, including Mr. Oldham, our Chief Executive Officer. No executive officer participates directly in the determination of his compensation.

Except for the performance-based annual incentive plan for cash bonuses, which is described below, we have not adopted specific target or performance levels with respect to quantitative or qualitative performance-related factors which would automatically result in increases or decreases in base salaries or long-term equity based incentives. Instead, we make subjective determinations based upon a consideration of many factors, including those we have described below. We have not assigned relative weights or rankings to these factors. Specific elements of Company performance and individual performance that we consider in setting compensation policies and making compensation decisions include the following factors, several of which we consider in the context of Parallel alone and by comparison with peer companies:

•	growth in the quantity and value of our proved oil and natural gas reserves;

•	volumes of oil and natural gas produced by Parallel and our executives’ ability to replace oil and natural gas produced with new oil and natural gas reserves;

•	cash flows from operations;

•	revenues;

•	earnings per share;

•	the market value of our common stock;

•	the extent to which the officers have been successful in finding and creating opportunities for Parallel to participate in acquisition, exploitation and drilling ventures having quality prospects;

•	the ability of our officers to formulate and maintain sound budgets for our business activities;

•	the overall financial condition of Parallel;

•	the achievement by management of specific tasks and goals set by the Board of Directors from time to time;

•	the effectiveness of our compensation packages in motivating officers to remain in Parallel’s employment;

•	oil and gas finding costs and operating costs; and

•	the ability of our executives to effectively implement risk management practices, including oil and natural gas and interest rate hedging activities.

In addition to considering the elements of performance described above, other factors that we consider in determining compensation include:

•	longevity of service; and

•	the individual performance, leadership, business knowledge and level of responsibility of our officers.

We believe the primary components of our executive compensation program, base salary, annual cash bonuses and stock options have provided an adequate mix of different types of short and long-term compensation that reflect the outcome of our analysis of the evaluation factors described above. The Long-Term Incentive Plan that was approved by the stockholders in May 2008 provides a platform for different types of long-term incentive awards for our executives and at the same time represents a step towards a more effective performance based award program. Until the implementation of the Long-Term Incentive Plan, we relied on the Incentive and Retention Plan mostly as a form of long-term incentive compensation. While we believe that potential payments under the Incentive and Retention Plan, described below, are reflective of longer-term operational metrics such as reserve growth, increased production and increased cash flows from operations, after the Committee’s further evaluation of this plan, and with the assistance and input of Mercer, the Committee concluded that the plan is structured and operates more in the nature of a change of control arrangement than a long-term incentive plan since there is no certainty of awards and since awards would not be made until a triggering event under the plan occurs. More information about the Incentive and Retention Plan and the new Long-Term Incentive Plan is set forth below under the caption “Incentive and Retention Plan” and “Summary and Outlook”.

Base salaries and annual cash bonuses are more closely linked to the short-term objectives of providing reasonable and competitive levels of current annual income. Since the primary elements of compensation we use are fairly limited, the results of our evaluation of the Company’s performance and each executive’s individual performance are reflected more by the amounts of compensation we award, rather than by type of award.

With our compensation philosophy and objectives in mind, we discuss below in more detail the key elements of executive compensation and the factors underlying our decisions for 2008.

2008 Compensation – General

Under the leadership of our Committee chair, Edward A. Nash, in 2008 we undertook a thorough review of the amounts and methods we use to compensate our executives, as well as non-employee Directors. The Committee held seven meetings during the period from February to December 2008. A representative of Mercer participated in two meetings of the Compensation Committee at the request of the Committee chair, Mr. Nash. Generally, and as more fully described elsewhere in this discussion and analysis and under “Executive Compensation”, our actions at these meetings focused on the formulation and adoption of an annual performance-based incentive plan for determining annual cash bonus awards and a long-term incentive plan. Overall, we relied much more heavily on the advice and input of Mercer than we have in the past. We did so because of the rapidly changing landscape of the oil and gas industry and financial markets. Decisions regarding executive compensation made by the Compensation Committee are considered final.

Base Salaries

The Compensation Committee evaluates executive salary levels annually. Increases in annual base salary depend on changes in executive responsibility, overall execution of duties throughout the fiscal year and Company performance. Competitive market changes and conditions are also taken into account. Typically, we make salary adjustments for all of our executives towards the end of each year. However, we did make one mid-year salary adjustment for Mr. Foster, our Chief Financial Officer, during the course of our 2008 review. At the Committee’s meeting held on June 12, 2008, the Committee increased Mr. Foster’s salary from $210,000 to $250,000, effective July 1, 2008. This action was taken after the Committee’s further review and discussion of salaries of other chief financial officers within our peer group, the level and type of work being provided by Mr. Foster, Mr. Foster’s compensation history and the availability of other qualified personnel in the marketplace in the event Mr. Foster’s services became unavailable for any reason. All of these factors considered together supported the Committee’s decision to make this mid-year increase in Mr. Foster’s base salary. Salary levels are based on factors including individual and company performance, level and scope of responsibility and competitive salary levels within the eighteen company peer group. We do not give specific weights to these factors when setting salaries. Our analysis of an executive’s individual performance is not made on the basis of achieving specific performance goals, but instead focuses on the performance elements described above under “Evaluation Factors”. In addition to these performance factors, the Committee also reviews comparative salary data gathered by management and by the Committee’s independent consultant, and publicly available information such as proxy statements filed by other similarly situated exploration and production companies. The amount of each executive’s base salary is not targeted to a percentage of total compensation. Our current peer group evolved from the Committee’s review in 2007 of an initial list of 57 publicly-traded companies in our industry. This initial list was then narrowed to eighteen companies following our review and after making certain changes to the proposed peer group that had been suggested by management. Although management provided the Committee with a proposed peer group, we selected the peer group suggested by Mercer, after taking into account changes suggested by management. This peer group was selected based primarily on the similarity of total revenues and business models of Parallel and the companies in the peer group. Using this peer group, we targeted the median percentile range of salaries for executive officers of the eighteen company peer group. The peer group we selected in 2007, and which we continue to use, consists of the following companies:

Abraxas Petroleum Corporation	Gulfport Energy Corporation
Arena Resources, Inc.	Legacy Reserves, LP
Bill Barrett Corporation	Petroleum Development Corporation
Carrizo Oil & Gas, Inc.	PetroQuest Energy, Inc.
Concho Resources, Inc.	Rex Energy Corporation
Delta Petroleum Corporation	Rosetta Resources, Inc.
Edge Petroleum Corporation	TXCO Resources, Inc.
GMX Resources, Inc.	Venoco, Inc.
Goodrich Petroleum Corporation	Warren Resources, Inc.

Base salaries for each executive are reviewed individually on an annual basis. Salary adjustments are based on the individual’s experience, background and responsibilities, the individual’s performance during the prior year, the general movement of salaries in the marketplace, and our financial position. The Committee also factored into its salary adjustments the current financial crisis. As a result of these factors, an executive’s base salary may be above or below the base salaries of executives in other oil and gas exploration and production companies at any point in time. After completion of the Committee’s review and evaluation, and based on the financial and operations results and the criteria for base salary determinations, including targeting the median percentile of the peer group, the Compensation Committee, at its December 2, 2008 meeting, awarded 4% salary increases effective January 1, 2009 to the executive officers as follows:

Mr. Oldham	–	from	$350,000	to	$364,000
Mr. Tiffin	–	from	$300,000	to	$312,000
Mr. Rutherford	–	from	$190,000	to	$197,600
Mr. Foster	–	from	$250,000	to	$260,000
Mr. Bayley	–	from	$190,000	to	$197,600

Cash Bonuses

Annual cash bonuses are viewed by the Committee as supplemental short-term incentives in recognition of Parallel’s overall performance and the individual efforts made by our executives during a particular year.

Prior Practices. Historically, we have used short-term incentives in the form of annual discretionary cash bonuses to compensate executive officers. Cash bonuses have been based on a subjective determination of amounts we deemed sufficient to reward our executives and remain competitive within our geographic environment. We did not use specific performance targets when determining cash bonuses. The Committee considered Parallel’s overall performance, the individual performance of each executive, and the level of responsibility and experience of each executive to determine the final bonus amounts. Bonuses were paid at the discretion of the Committee based on the overall accomplishments of Parallel and individual performance.

Current Practices. In contrast to the more discretionary approach for cash bonuses that we used in prior years, in 2008 the Committee approved and implemented an annual performance-based cash bonus plan. This annual incentive plan, or “AIP”, was developed with the assistance of Mercer over a period of approximately seven months concluding at the December 2, 2008 meeting of the Compensation Committee. In the Committee’s opinion, the AIP represents an appropriate step in furtherance of a “pay-for-performance” compensation philosophy. The purpose of the AIP is to provide an annual cash bonus based on the achievement of specific performance measures, tying compensation to the creation of value for stockholders. The Committee believes the AIP more directly ties the bonus incentive pay of executives to performance, as contrasted to prior years’ cash bonuses which were more subjective and discretionary in nature. Specifically, under the AIP a cash bonus equal to a specified percentage of an executive’s base salary will be paid if we achieve a ranking of not less than 14 out of our 19 company peer group, including the Company. The amount awarded varies depending upon whether performance goals in the minimum, target or maximum performance levels are met. The AIP allows the Compensation Committee discretion to increase or decrease award amounts by a factor of 10%. Under the AIP, an executive will be eligible to receive a cash bonus equivalent to a pre-determined percentage of base salary that is formula based. As with base salaries, cash bonuses were also targeted at the median percentile rankings of our peer group.

The annual cash bonuses for each executive officer will vary depending on where Parallel’s performance measures fall within a ranking of our peer group, with potential payments ranging from 0% to 200% of pre-determined individual target payout awards for each executive. The performance measures and the respective associated weights that are applied in the determination of annual cash bonuses under the AIP are as follows:

•	Net Cash Provided by Operating Activities, as adjusted for changes in assets and liabilities (weighted 30%)

•	Production Growth (weighted 20%)

•	Proved Developed Reserve Bookings (weighted 20%)

•	Finding and Development Costs (weighted 15%)

•	Lease Operating Expense (weighted 15%)

After the end of each performance period, we will make a comparative ranking of each performance measure to the same measurement of each company in our peer group. The relative ranking of each performance measure is equated to a pre-determined percentage payout for each measure in accordance with the following payout schedule:

Relative Ranking Within Peer Group	Payout (as % of target award)
1	200%
2	190%
3	180%
4	170%
5	160%
6	145%
7	130%
8	115%
9	100%
10	90%
11	80%
12	65%
13	50%
14	25%
15	0%
16	0%
17	0%
18	0%
19	0%

At the end of a performance period, we will compare the year-over-year absolute values of each performance measure and determine the corresponding percentage change in such performance measures. Then, we will compare and rank our percentage changes in each performance measure to the percentage changes for the same performance measures experienced by each company in our peer group. To illustrate, and as shown above, if at the end of a performance period our Finding and Development Costs decreased 5.0% and this percentage decrease ranked 9th among the percentage changes in Finding and Development Costs of all of our peer companies, the percentage payout for that particular measure would be 100%. In order for any portion of an award to be earned, Parallel must rank higher than fifteenth (15th) in any one category of the five performance measures.

Individual target payout awards for each executive officer are based upon a pre-determined percentage of their respective annual base salaries. The 2008 target awards for each executive officer’s cash bonuses, expressed as a percentage of base salary, are as follows: Larry C. Oldham – 70.0%; Donald E. Tiffin – 65.0%; Steven D. Foster – 50.0%; Eric A. Bayley – 50.0%; and John S. Rutherford – 50.0%.

Using the base salaries of our executives at December 31, 2008, the individual minimum, target and maximum award bonus amounts for each executive officer for the performance period ending December 31, 2008 are as follows:

	Base Salary at December 31, 2008	Target Payout Award as a Percent of Base Salary	Minimum Award Amount(1)	Target Award Amount(1)	Maximum Award Amount(1)
Larry C. Oldham	$350,000	70%	$9,188	$245,000	$490,000
Donald E. Tiffin	$300,000	65%	$7,313	$195,000	$390,000
Steven D. Foster	$250,000	50%	$4,688	$125,000	$250,000
John S. Rutherford	$190,000	50%	$3,563	$95,000	$190,000
Eric A. Bayley	$190,000	50%	$3,563	$95,000	$190,000

(1)	The Compensation Committee maintains discretion, but is not required, to make an individual adjustment to each executive officer’s bonus amount by increasing or decreasing the total bonus amount by 10%.

A more detailed explanation of how awards are computed under the AIP is set forth in the tables under “– Annual Incentive Plan” following the Grants of Plan Based Awards table in this Information Statement.

In April 2009, after the Compensation Committee determined the rankings of our performance measures within the peer group, and after exercise by the Committee of its discretion to reduce each executive’s award amount by 10%, each of our executive officers received the following cash bonuses under the AIP for 2008 performance results:

Mr. Oldham	$149,940
Mr. Tiffin	$119,340
Mr. Foster	$76,500
Mr. Rutherford	$58,140
Mr. Bayley	$58,140

Stock Options

We rely on the use of stock options as a form of long-term equity incentive compensation. The Compensation Committee has relied only on stock options, and not full-value shares, for equity awards to the executive officers. This helps achieve our goal of aligning the interests of our executives with the stockholders since the stock option awards will only have value to the executives if the Company also has positive stock market performance. Like our stockholders, the executives are at risk for downside equity performance. We believe it important for these awards to reflect the direct influence that these executives have on Company performance and stock price. Believing that previous equity incentive grants were sufficient in size and duration to provide a long-term performance and retention incentive for executives, the Committee did not make any option grants to any officers during the period from 2003 to 2007. Until our June 2008 option grants described below, the last time we granted a stock option to our Chief Executive Officer, Mr. Oldham, was on June 20, 2001 when he was granted an option to purchase 200,000 shares of common stock, and the most recent grants of stock options to any of our other executives was on November 14, 2002 when we granted stock options to Mr. Tiffin, our Chief Operating Officer, and to Mr. Foster, our Chief Financial Officer. Mr. Tiffin was granted a stock option to purchase 50,000 shares of common stock and Mr. Foster was granted a stock option to purchase 35,000 shares of stock.

Based on the Committee’s discussions with Mercer and management, and based on the Committee’s own deliberations, the Committee determined that the Incentive and Retention Plan may not be providing the long-term incentives anticipated when the plan was originally implemented. Consequently, and when coupled with the fact that all of our stock option plans had either expired or all of the authorized plan shares had been used, the

Committee adopted the 2008 Long-Term Incentive Plan which authorizes awards of stock options, restricted stock, performance awards or other equity based awards.

On June 12, 2008, the Compensation Committee approved the grant of nonqualified stock options to the Company’s executive officers as follows:

Name	Number of Shares Underlying Options
Larry C. Oldham	80,000
Donald E. Tiffin	80,000
Steven D. Foster	40,000
Eric A. Bayley	27,500
John S. Rutherford	27,500

The number of shares of stock subject to each executive’s option award was based primarily upon information provided by Mercer, including the median level of long-term incentive compensation for executive officer positions within the peer group.

The options were granted under the 2008 Long-Term Incentive Plan at a price equal to the closing market price of the Company’s common stock on the Nasdaq Global Market on the date of grant. All of these options have a term of ten years and vest in four equal annual installments commencing on the first anniversary of the grant.

The ten year term of the options helps reward executives who remain with the Company, as it provides the executives time, so long as they continue employment with the Company, to realize financial benefits from their option grants after vesting.

The Committee believes that stock option grants at a competitive level, with certain vesting requirements, are an effective way of promoting the long-term nature of the Company’s business.

We do not have a specific program or plan with regard to the timing or dating of option grants. Our stock options have not been granted at regular intervals or on pre-determined dates. The Committee’s practice as to when options are granted has historically been made at the discretion of the Committee. Generally, no distinctions have been made in the timing of option grants to executives as compared to employees. Since October 1993, stock options have been granted to our officers and employees on fourteen different occasions. On eight occasions, options were awarded to employees only; on five occasions options were awarded to officers and employees; and on one occasion an option was awarded to one officer.

We do not grant discounted options and exercise prices are not based on a formula. All of our options are granted “at-the-money.” In other words, the exercise price of the option equals the fair market value of the underlying stock on the actual date of grant. Based on an internal review of all of our stock option grants going back to August 1996, we have not found any instances of option “backdating”. In addition, we have not “repriced” any of our stock options.

The granting of options has not been purposefully timed around the public announcement of material non-public information. Our Committee’s practice has been to meet whenever one or more of the Committee members expresses a desire to discuss in executive session any particular aspect of executive compensation, and the proximity of any stock option grant to earnings or other material announcements is coincidental. We have not and do not plan to purposefully time the release of material non-public information for the purpose of affecting the value of executive compensation.

Retirement and Health Benefits

The Company provides health benefits and a retirement plan to help provide for the physical and financial health and security of our executives. Our executives participate in the same benefit plans made available to all of our employees generally. These include:

•	medical, pharmacy, vision and dental insurance,

•	life, accidental death and dismemberment, and disability insurance for all employees,

•	long-term care insurance for all employees age 50 and over, and

•	a 401(k) plan.

The 401(k) Plan allows employees to save for retirement through a tax-qualified defined contribution retirement plan, which provides employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) Plan allows eligible employees to elect to contribute a portion of their eligible compensation into the 401(k) Plan. Wages and salaries from the Company are generally considered eligible compensation. All eligible employees, including the named executive officers, may participate in the 401(k) plan. Eligible employees, including the named executive officers, are allowed to direct pre-tax contributions (up to an annual limit prescribed each year by the Internal Revenue Service) to the plan from their compensation. All employee contributions to the plan, as well as company contributions, are fully vested from the time of contribution. During 2008, the Company made cash contributions for all eligible employees, including the executive officers, equal to 6% of their salary. The 401(k) Plan offers different investment options for which participants have sole discretion in determining how both employer and employee contributions are invested. The 401(k) Plan does not provide the Company’s employees the option to invest directly in the Company’s stock. The 401(k) Plan offers withdrawals in the form of loans and hardship distributions. More information about the 401(k) Plan can be found under “– 401(k) Retirement Plan” in this Information Statement.

We believe that our benefits and plans are consistent with retirement and health benefits and plans provided at other companies that we compete with for talent.

Perquisites and Personal Benefits

We provide perquisites and personal benefits to our executives, including club memberships and allowing our executives a choice of receiving a car allowance or personal use of a company provided vehicle. The Committee believes that the perquisites and personal benefits made available to the executives are commonly provided at other companies and are reasonable and consistent with the overall compensation program to better enable us to attract, retain and reward talented employees for key positions. We believe that the use of perquisites for our executives helps increase the efficiency of an executive by allowing him to focus on business issues and provides business and community development opportunities.

For additional information about the types and amounts of perquisites we provide to our executives please read the “All Other Compensation” column of the Summary Compensation Table and related footnotes in this Information Statement.

Recovery of Compensation

We do not have a written policy or formula regarding the adjustment, reduction or recovery of awards of payments if an executive engages in conduct detrimental to the Company or where the executive’s intentional or knowing fraudulent or illegal conduct resulted in a significant restatement of financial results. However, all employees are responsible for their actions and for conducting themselves with integrity. Any failure on the part of any employee to meet any of the standards embodied in our Code of Ethics will be subject to disciplinary action, including dismissal. In addition, we reserve the right to pursue appropriate remedies permitted by law, including seeking restitution of any bonus or other compensation received by any employee as a result of the employee’s intentional or knowing fraudulent or illegal conduct.

Allocation of Amounts and Types of Compensation

Other than our 401(k) retirement plan and outstanding stock options, and although we believe that our Incentive and Retention Plan does have some long-term incentive characteristics, we do not presently have in place what we would consider to be multiple forms of long-term incentive arrangements. Consequently, the method of allocating different forms of long-term compensation has not been a significant consideration for us. The Committee has not adopted a specific policy for allocating between long-term and currently paid out compensation, nor have we adopted a specific policy for allocating between cash and non-cash compensation. In determining the amount and mix of compensation elements for each executive officer, the Committee relies on judgment, not upon fixed guidelines or formulas, or short term changes in our stock price. Specific allocation policies have not been applied by the Committee largely because company performance in the oil and natural gas industry is often volatile and cyclical and Parallel’s performance in any given year, whether favorable or unfavorable, may not necessarily be representative of immediate past results or future performance. The Committee also recognizes that company performance is often the result of factors beyond the control of Parallel or its executives, especially oil and natural gas prices. For instance, even when we believe our executives have demonstrated superior individual performance during any particular year, the year-end value and quantities of our proved reserves, which are based on oil and gas prices at December 31 of each year, may reflect a level of company performance, whether good or bad, that is not necessarily reflective of actual company and individual performance. Consequently, the Compensation Committee examines and recommends executive compensation levels based on the evaluation factors described above compared over a period of time, rather than applying these factors on an isolated or “snapshot” basis at the time compensation levels are established by the Committee. In this regard, and partly due to the peculiarities of financial accounting requirements for exploration and production companies, the Committee emphasizes a subjective approach to allocating the amounts and types of compensation for our executives.

By choosing to pay the elements of compensation discussed above, we try to maintain a transparent, effective and competitive compensation package for our executives.

Internal and External Assistance

Our Committee has the authority to retain, at Parallel’s expense, compensation consultants. The past two years, the Committee has used the services of Mercer, an independent compensation consultant, to assist us in our review of executive compensation. The consultant reports directly to the Committee. For 2008, we specifically instructed our consultant to use its data base to provide recommendations on performance metrics for the AIP, to provide the Committee with information regarding the Company’s peer group with respect to base salaries, bonuses, long-term incentives and other types of compensation, as well as overall current compensation trends and practices, and to recommend any changes to the Incentive and Retention Plan. In the course of our evaluation of executive compensation last year, we compared the data provided to us by our consultant to components and levels of compensation paid to our executives. As was the case in our 2007 review of executive compensation, the Committee’s use of 2008 compensation data provided by management was more limited than in prior years.

Our review included comparisons of pay data for comparable executive positions and compensation components used by the peer group. Our independent consultant also provided the Committee with statistical information and advice on current competitive compensation practices and trends in the marketplace.

When our Committee meets in formal session, we do so outside the presence of management, including Mr. Oldham, our Chief Executive Officer. However, the Compensation Committee did seek informal input and insight of Mr. Oldham and Mr. Tiffin concerning broad, general topics such as the overall design and levels of our existing compensation program, the morale of our executive officers, and any specific factors that they believed to be appropriate for the Committee’s consideration and which the Committee may not be aware of, such as individual performance, and extraordinary day-to-day efforts or accomplishments of any of our executives.

Change of Control Arrangements

In General. Our stock option plans and our Incentive and Retention Plan contain “change of control” provisions. We use these provisions in an effort to provide some assurance to the Board of Directors that the Board will be able to rely upon our executives continuing in their positions with Parallel, and that Parallel will be able to rely upon each executive’s services and advice as to the best interests of Parallel and its stockholders without concern that the executive might be distracted by the personal uncertainties and risks created by any proposed or threatened change of control. While the Committee is cognizant of the amounts that could potentially become payable to our executives at any given time under these change of control arrangements, the existence of these arrangements has not had a significant influence on the Committee’s decisions regarding the amount of compensation awarded to our executives. More information about these change of control provisions can be found under the caption “Potential Payments Upon Change of Control” in this Information Statement.

Stock Option Plans. As described in more detail under the caption “Potential Payments Upon Change of Control” in this Information Statement, the Compensation Committee may adjust the stock options currently outstanding and held by our executives upon the occurrence of a change of control. With this authority, the Compensation Committee may in its discretion elect to accelerate the vesting of any stock options that were not fully vested at the time of a change of control. In addition, under some of our stock option plans, acceleration of vesting schedules will automatically occur. In the “Outstanding Equity Awards at Fiscal Year-End” table in this Information Statement, you can see the stock options currently held by our executives and the exercise prices for each of these options.

The table below illustrates, based upon the assumed closing market prices of the Company’s stock, the value of the unvested portion of stock options potentially realizable by the executives upon a change of control, assuming that the change of control occurred on December 31, 2008, and that the entire unvested portions of the stock options were immediately accelerated.

	Number of Shares Underlying Unvested Portion of Stock Options Subject to Accelerated Vesting (#) (a)	Exercise Price ($) (b)	Potential Realizable Value Upon Accelerated Vesting of Stock Options at Assumed Stock Prices(1) (c)
			$20.00	$23.00	$26.00
Mr. Oldham	80,000	$20.91	0	$167,200	$407,200
	22,500	$4.97	$338,175	$405,675	$473,175

Mr. Tiffin	80,000	$20.91	0	$167,200	$407,200

Mr. Foster	40,000	$20.91	0	$83,600	$203,600

Mr. Bayley	27,500	$20.91	0	$57,475	$139,975

Mr. Rutherford	27,500	$20.91	0	$57,475	$139,975

(1)	The potential realizable value represents the value of the unvested portion of the stock option, based on the assumed closing market prices of the stock at the time of a change of control, less the exercise price of the unvested portion of the stock option.

Based on the actual closing market price of our common stock on December 31, 2008, $2.01 per share, if a change of control had occurred on that date and if the unvested portion of the options had been accelerated, no value would have been realized upon the accelerated vesting.

Incentive and Retention Plan. Generally, the Incentive and Retention Plan authorizes the Committee to grant executive officers awards in the form of “base shares,” with one base share being equated to one share of our common stock. The value of base shares fluctuates directly with changes in the price of Parallel’s stock which we believe more closely ties the interests of our executives directly to those of stockholders. The base shares are paid out only upon a “corporate transaction” or a “change of control”. These triggering events are further described below. Payouts, when triggered, are to be paid in cash. The Committee will determine the total number of base shares to grant each executive officer by using individual performance, level of responsibility, length of service, experience and the extent to which each executive officer may have contributed to the occurrence of a triggering event under the plan, as well as the outcome of the event. The plan is not limited to our officers, and all of our other employees and consultants are also eligible to participate in this plan. At its meeting held on June 12, 2008, the Committee froze participation in this plan to those officers, employees and consultants providing services to the Company on June 12, 2008.

The Incentive and Retention Plan is designed to align the interests of executives with stockholders and to provide each executive with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Potential rewards under this plan are tied to the market price of our stock. Although not linked to any specific performance measures, the Committee believes that linking potential rewards to the market price of our stock reflects a “bundling” of Company performance measures that are of importance to investors in smaller exploration and production companies like Parallel, and which over the long term are reflected in the market price of our stock. In addition, any potential awards to executives under this plan are more likely to be made under circumstances that coincide with events that could also result in our stockholders realizing value. Thus, one prong of the Incentive and Retention Plan provides for payments only when there is a “corporate transaction,” such as a merger or sale of Parallel. The second prong of the plan provides for payments upon the occurrence of a change on control. The Incentive and Retention Plan was structured in this fashion primarily to satisfy the Committee’s objective of retaining management, and to more closely connect potential payments to our executives to an event in which all stockholders would be more likely to realize value from their investments in Parallel. Further, the Committee believes that the Incentive and Retention Plan has the potential to eliminate, or at least reduce, any reluctance management might have to pursue potential corporate transactions that may be in the best interests of stockholders. Cash benefits under the plan are payable in one lump-sum.

Under the Incentive and Retention Plan, Parallel’s officers, employees and consultants are eligible to receive (a) a one-time performance payment upon the occurrence of a corporate transaction, or (b) a one-time retention payment upon the occurrence of a change of control. Generally, a corporate transaction means an acquisition of Parallel, a sale of substantially all of Parallel’s assets or the dissolution of Parallel. A change of control generally means the acquisition of 60% or more of our outstanding common stock or an event that results in our current Directors ceasing to constitute a majority of the Board of Directors.

In the case of a corporate transaction, the aggregate potential payments would be equal to the sum of (a) the per share price received by all stockholders minus a base price of $3.73 per share, multiplied by 1,080,362 “base shares,” plus (b) the per share price received by all stockholders minus an “additional base price” of $8.62 per share, multiplied by 400,000 “additional base shares”. If a change of control occurs, the aggregate potential payments to all plan participants would be equal to the sum of (a) the per share closing price of Parallel’s common stock on the day immediately preceding the change of control, minus the base price of $3.73 per share, multiplied by 1,080,362, plus (b) the per share closing price of Parallel’s common stock on the day immediately preceding the change of control, minus an “additional base price” of $8.62 per share, multiplied by 400,000 “additional base shares.”

If a corporate transaction or change of control occurs, the Compensation Committee has the discretion to allocate for payment to each of our executives, employees or consultants a portion of the total performance bonus or retention payment as the Committee determines in its sole discretion. Although the Committee has not made any awards under our Incentive and Retention Plan, for illustration purposes, assuming a corporate transaction or change of control occurred on January 1, 2009, and that the closing price of our common stock on December 31, 2008 (the day immediately preceding the change of control) was $17.63 per share, the same closing price as the closing price of our common stock on December 31, 2007, the total aggregate potential payments to all eligible participants would have been approximately $18.6 million, determined as follows: [($17.63 – $3.73) x 1,080,362], plus [($17.63 – $8.62) x 400,000]. However, based on the actual closing price of our common stock on December 31, 2008, $2.01 per share, no payments would have been made under this plan.

The change of control provisions in our stock option plans and in the Incentive and Retention Plan utilize “single triggers.” As compared to “double triggers,” we believe that single triggers provide a more definitive outcome for our executives if a triggering event does occur and are more likely to prevent an executive from becoming entangled in various interpretive issues concerning the applicability of a second or double trigger to any particular triggering event. For these reasons, coupled with the fact that none of our executives have deferred compensation arrangements or employment or other post-termination compensation agreements with Parallel, we believe the use of single triggers is not inconsistent with the best interests of Parallel or our stockholders.

Stock Ownership/Retention Guidelines

We do not have formal written guidelines or policy statements requiring specified levels of stock ownership or “holding” practices. However, our non-employee Director Compensation is currently structured such that a significant portion of total annual compensation is paid in the form of shares of common stock of the Company. Under our policy covering insider trading procedures, our executives, their spouses and other immediate family members sharing the executive’s household are prohibited from selling any securities of Parallel that are not owned at the time of the sale, a “short sale.” Also, no such person may buy or sell puts, calls or exchange-traded options in Parallel’s securities. These transactions are speculative in nature and may involve a “bet against the company” which we believe is inappropriate for our insiders.

Summary and Outlook

During our review of 2007 compensation, we determined that the compensation paid to our executives was below that of the peer group selected by the Committee and the Committee took steps at that time to move the total compensation of our executives to amounts approximating the median levels of the Company’s peer group. In 2008, the Committee continued its emphasis on the maintenance of total executive compensation at median levels of the peer group and the actions taken by the Committee are reflective of that emphasis. The modest increase in our executives’ base salaries in December 2008 was based mostly on the Committee’s conclusion that our executives’ salaries were at or near the median percentile range of the salaries of executives of our peer companies. In addition to performance at the Company level, the Committee also compared the individual efforts, talents and performance of Parallel’s executives with individuals performing similar functions for the peer companies, some of whom are known by one or more members of the Committee. The Committee’s decisions regarding 2008 compensation were heavily influenced by the input and advice received from Mercer and by the ongoing financial crisis and the individual efforts of each of our executives throughout 2008, both before and after the onslaught of the current financial crisis. Going forward, the Committee’s compensation decisions and actions may be more challenging than ever. However, at the present time, the Committee is not recommending any changes to any of the compensation components that have been paid to the Company’s executive officers. All of the stock options we awarded to our executives in June 2008 are now “underwater”, and the Committee intends to monitor market conditions going forward and make such changes and recommendations, if any, as the Committee may deem warranted, but only after further examining current industry compensation practices and trends, the Company’s financial condition and operating performance, and additional input and information from Mercer, and then only after weighing any potential compensation changes against the interests of the stockholders, the Company and its employees.

Limit on Deductibility of Certain Compensation

Provisions of the Internal Revenue Code that restrict the deductibility of certain compensation over $1 million per year were not a factor in our considerations or recommendations for our 2008 compensation review. Section 162(m) of the Code currently imposes a $1 million limitation on the deductibility of certain compensation paid to our executives. Excluded from the limitation is compensation that is “performance based.” Salaries and other compensation that are not tied to performance are not deductible to the extent they exceed the $1 million limit. For compensation to be performance based, it must meet certain criteria, including being based on predetermined objective standards approved by stockholders. The stock option plans and 2008 Long-Term Incentive Plan that our executives are eligible to participate in are designed to be performance-based compensation. Bonus payments to our executives under the Company’s AIP are not performance-based and will not be excluded from the limitation of Section 162(m). Although the Compensation Committee will take the requirements of Section 162(m) into account if the executives’ compensation increases in the future, the Committee intends to retain the necessary discretion to compensate executives in a manner consistent with overall compensation goals and strategies, and there may be circumstances when it is appropriate to pay compensation to our executives that does not qualify as “performance-based compensation” and thus is not deductible by us for federal income tax purposes.

The impact of Section 409A of the Internal Revenue Code is taken into account, and Parallel’s executive plans are, in general, designed to comply with the requirement of that section so as to avoid possible adverse tax consequences that may result from noncompliance with Section 409A.

Compensation Committee Report as of April 15, 2009

The following report of the Compensation Committee was issued on April 15, 2009, does not constitute “soliciting material” and is not deemed “filed” or incorporated by reference into any of Parallel’s other filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on its review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Proxy Statement for this year’s Annual Meeting of stockholders.

Members of the Compensation Committee

Edward A. Nash (Chairman)

Martin B. Oring

Ray M. Poage

Jeffrey G. Shrader

as of April 15, 2009

Summary of Annual Compensation

The table below shows a summary of the types and amounts of compensation paid to (i) Larry C. Oldham, our President and Chief Executive Officer, (ii) Steven D. Foster, our Chief Financial Officer, and (iii) to our three other executive officers for the three years ended December 31, 2008.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards(1) ($) (f)	Non- Equity Incentive Plan Com- pensation ($) (g)	Change in Pension Value and Non- qualified Deferred Com- pensation Earnings ($) (h)	All Other Compen- sation(2) ($) (i)		Total ($) (j)
L. C. Oldham	2008	$350,000	$0	0	$253,541	$149,940	0	$61,290	(3)	$814,771
President, Chief Executive Officer and Director	2007	$330,000	$200,000	0	$12,303	$0	0	$59,415	(3)	$601,718
	2006	$300,000	$185,000	0	$16,683	$0	0	$51,090	(3)	$552,773

D. E. Tiffin	2008	$300,000	$0	0	$244,925	$119,340	0	$50,165	(4)	$714,430
Chief Operating Officer	2007	$275,000	$175,000	0	$0	$0	0	$47,730	(4)	$497,730
	2006	$250,000	$147,500	0	$0	$0	0	$43,247	(4)	$440,747

S. D. Foster	2008	$230,000	$0	0	$122,461	$76,500	0	$49,551	(5)	$478,512
Chief Financial Officer	2007	$190,000	$70,000	0	$0	$0	0	$44,493	(5)	$304,493
	2006	$175,000	$60,000	0	$0	$0	0	$45,547	(5)	$280,547

E. A. Bayley	2008	$190,000	$0	0	$84,193	$58,140	0	$52,688	(6)	$385,021
Vice President of Corporate Engineering	2007	$175,000	$70,000	0	$0	$0	0	$41,640	(6)	$286,640
	2006	$160,000	$60,000	0	$0	$0	0	$39,321	(6)	$259,321

J. S. Rutherford	2008	$190,000	$0	0	$84,193	$58,140	0	$43,273	(7)	$375,606
Vice President of Land and Administration	2007	$175,000	$70,000	0	$0	$0	0	$39,560	(7)	$284,560
	2006	$160,000	$60,000	0	$0	$0	0	$38,174	(7)	$258,174

(1)	Option awards represent the dollar amount of compensation expense we recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008, 2007 and 2006, attributable to stock option awards granted in 2008 and prior years, in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Stock option awards are valued as of the grant dates using the Black-Scholes option pricing model. Additional detail regarding the Company’s share-based awards is included in Note 13 of Notes to audited consolidated financial statements included in “Item 8. Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The stock options and non-equity incentive plan compensation awarded to the named executive officers in 2008 are reflected below under “2008 Grants of Plan-Based Awards.” For additional information on stock options and non-equity incentive plan compensation awarded to the named executive officers in 2008 and prior years that were outstanding as of December 31, 2008, see below under “Outstanding Equity Awards at 2008 Fiscal Year-End.”

(2)	Included in this column is (a) all other compensation received by the named executive officer but not reported under any other column of this table, and (b) the incremental cost of all perquisites and personal benefits for each named executive officer, in each case as identified in the following table:

		Mr. Oldham		Mr. Tiffin		Mr. Rutherford		Mr. Foster	Mr. Bayley
Personal use of club memberships(a)	2008	$0		$0		$3,324		$4,144	$7,565
	2007	$0		$0		$1,547		$1,670	$2,085
	2006	$0		$0		$3,376		$3,652	$0

Personal use of company car(b)	2008	$4,123		$0		$5,516		$0	$12,745
	2007	$4,625		$0		$5,644		$0	$10,291
	2006	$1,723		$0		$1,179		$0	$8,401

		Mr. Oldham		Mr. Tiffin		Mr. Rutherford		Mr. Foster	Mr. Bayley
Car Allowance	2008	$0		$8,400		$0		$8,400	$0
	2007	$0		$8,050		$0		$8,050	$0
	2006	$0		$6,000		$0		$6,000	$0

Personal use of office space(c)	2008	$1,814		$0		$0		$0	$0
	2007	$1,809		$0		$0		$0	$0
	2006	$2,366		$0		$0		$0	$0

CEO life insurance(d)	2008	$4,333		$0		$0		$0	$0
	2007	$4,063		$0		$0		$0	$0
	2006	$3,793		$0		$0		$0	$0

Personal use of charter aircraft	2008	$0	(e)	$0		$0		$0	$0
	2007	$0	(e)	$0		$0	(e)	$0	$0
	2006	$0	(e)	$0	(e)	$0	(e)	$0	$0

Tax “gross up”(f)	2008	$0		$0		$0		$0	$0
	2007	$0		$0		$0		$0	$0
	2006	$3,629		$1,687		$3,697		$3,559	$3,836

Other(g)	2008	$7,016		$0		$1,339		$0	$2,137
	2007	$5,935		$0		$0		$0	$0

(a)	The value of personal use of club memberships represents that portion of annual club dues determined by multiplying the total annual club dues by a fraction equal to expenses for personal use divided by total business and personal expenses. All employees pay or reimburse us for their personal expenses.

(b)	Personal use of a company car is based on the sum of the fair lease value of the car, maintenance expense and gas expense, multiplied by a fraction, the numerator of which is the number of miles driven for personal use and the denominator of which is the total number of miles driven.

(c)	Includes personal use of office space by Mr. Oldham’s wife for charitable, civic and personal activities. The value has been determined by multiplying the number of square feet in the office by the cost per square foot paid by Parallel under its lease agreement covering its executive offices, and as adjusted for a proportionate share of common area maintenance expenses.

(d)	We provide a $100,000 whole life insurance policy for Mr. Oldham and pay the premiums for maintaining the policy in force.

(e)	From time to time, the executive’s spouse will accompany the executive on business trips when there is an unoccupied seat on the aircraft. However, there is no aggregate incremental cost to us since the expenses we incur do not vary as a result of the spouse’s travel on the aircraft and the aircraft travels only to and from the executive’s business destination.

(f)	The tax “gross up” payments for each named executive officer were made in connection with cash bonuses in the amount of $10,000 that were awarded to each named executive officer on December 6, 2006.

(g)	Includes $6,113 for the cost of commercial airfare for Mr. Oldham’s spouse when she accompanied him on business trips and $325 for the cost of commercial airfare for each of Mr. Rutherford’s spouse and Mr. Bayley’s spouse when they accompanied the executives on business trips. Also includes the incremental costs incurred by the Company for entertainment costs of the executives’ spouses, as follows – $903 for Mr. Oldham; $1,812 for Mr. Bayley and $1,014 for Mr. Rutherford.

(3)	For 2008, such amount includes Parallel’s contribution in the amount of $21,000 to Mr. Oldham’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $23,004 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $17,286 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Oldham as described in footnote 2. For 2007, such amount includes Parallel’s contribution in the amount of $19,800 to Mr. Oldham’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $23,183 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $16,432 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Oldham as described in footnote 2. For 2006, such amount includes Parallel’s 2006 contribution in the amount of $18,000 to Mr. Oldham’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $21,579 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $11,511 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Oldham as described in footnote 2.

(4)	For 2008, such amount includes Parallel’s contribution in the amount of $18,000 to Mr. Tiffin’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $23,765 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $8,400 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Tiffin as described in footnote 2. For 2007, such amount includes Parallel’s contribution in the amount of $16,500 to Mr. Tiffin’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $23,180 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $8,050 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Tiffin as described in footnote 2. For 2006, such amount includes Parallel’s 2006 contribution in the amount of $15,000 to Mr. Tiffin’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $20,560 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $7,687 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Tiffin as described in footnote 2.

(5)	For 2008, such amount includes Parallel’s contribution in the amount of $13,800 to Mr. Foster’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $23,207 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $12,544 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Foster as described in footnote 2. For 2007, such amount includes Parallel’s contribution in the amount of $11,400 to Mr. Foster’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $23,373 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $9,720 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Foster as described in footnote 2. For 2006, such amount includes Parallel’s 2006 contribution in the amount of $10,500 to Mr. Foster’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $21,836 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $13,211 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Foster as described in footnote 2.

(6)	For 2008, such amount includes Parallel’s contribution in the amount of $11,400 to Mr. Bayley’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $18,841 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $22,447 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Bayley as described in footnote 2. For 2007, such amount includes Parallel’s contribution in the amount of $10,500 to Mr. Bayley’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $18,764 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $12,376 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Bayley as described in footnote 2. For 2006, such amount includes Parallel’s 2006 contribution in the amount of $9,600 to Mr. Bayley’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $17,484 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $12,237 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Bayley as described in footnote 2.

(7)	For 2008, such amount includes Parallel’s contribution in the amount of $11,400 to Mr. Rutherford’s individual retirement account maintained under Parallel’s 401(k) plan; insurance premiums in the amount of $21,694 for nondiscriminatory group life, medical, disability, long-term care and dental insurance; and $10,179 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Rutherford as described in footnote 2. For 2007, such amount includes Parallel’s contribution in the amount of $10,500 to Mr. Rutherford’s individual retirement account maintained under the 401(k) plan; insurance premiums in the amount of $21,869 for nondiscriminatory group life, medical, disability and dental insurance; and $7,191 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Rutherford as described in footnote 2. For 2006, such amount includes Parallel’s 2006 contribution in the amount of $9,600 to Mr. Rutherford’s individual retirement account maintained under the 401(k) plan; insurance premiums in the amount of $20,322 for nondiscriminatory group life, medical, disability and dental insurance; and $8,252 representing the total value of all other compensation and perquisites and personal benefits provided to Mr. Rutherford as described in footnote 2.

As part of an overall general and administrative expense budget reduction in the annualized amount of approximately $1.5 million, upon recommendation made by management of the Company, on April 29, 2009, the Compensation Committee of the Board of Directors of the Company approved 10% reductions in the annual base salaries of all of the Company’s executive officers. Upon the effective date of the salary reductions, June 1, 2009, the annual base salaries of the Company’s executive officers were reduced as follows:

Name and Position	Annual Base Salary
Larry C. Oldham	From $	364,000 to $327,000
President and Chief Executive Officer

Donald E. Tiffin	From $	312,000 to $280,800
Chief Operating Officer

Steven D. Foster	From $	260,000 to $234,000
Chief Financial Officer

John S. Rutherford	From $	197,600 to $177,840
Vice President of Land And Administration

Eric A. Bayley	From $	197,600 to $177,840
Vice President of Corporate Engineering

In addition to the salary reductions, Mr. Oldham’s membership in two clubs was voluntarily relinquished; Mr. Foster’s membership in one club was voluntarily relinquished; and Mr. Rutherford’s membership in one club was voluntarily relinquished.

Grants of Plan-Based Awards

The following table sets forth information about grants of stock options to each named executive officer during 2008, and information regarding the estimated range of possible payouts of non-equity incentive plan awards to the executive officers based on company performance for 2008.

2008 Grants of Plan-Based Awards

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options(2) (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards(3) ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Larry C. Oldham	06-12-08	$9,188	$245,000	$539,000	80,000	$20.91	$845,600
Donald E. Tiffin	06-12-08	$7,313	$195,000	$429,000	80,000	$20.91	$845,600
Steven D. Foster	06-12-08	$4,688	$125,000	$275,000	40,000	$20.91	$422,800
Eric A. Bayley	06-12-08	$3,563	$95,000	$209,000	27,500	$20.91	$290,675
John S. Rutherford	06-12-08	$3,563	$95,000	$209,000	27,500	$20.91	$290,675

(1)	The amounts in columns (c), (d) and (e) represent the potential threshold, target and maximum payment levels for 2008 performance under our performance-based cash bonus Annual Incentive Plan, a non-equity incentive plan which we refer to as our “AIP.” These amounts are based upon percentages of each executive’s 2008 base salary and based upon Company and individual performance, as described below under “– Annual Incentive Plan.” The actual amounts of non-equity incentive plan awards for 2008 performance (paid on or about April 3, 2009) are shown in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column for each executive officer. The payouts shown in the “Threshold” column indicate the minimum amount payable (other than zero), representing a ranking of 14 out of the group of 19 companies that includes the Company and its peer group. If performance is below the threshold performance (i.e., a ranking of 15 or lower out of the applicable group of 19 companies), no cash bonuses are paid. The payouts shown in the “Target” column represent target award amounts established by the Compensation Committee, based upon a pre-determined percentage of each executive’s 2008 base salary, as follows: for Mr. Oldham – 70%; Mr. Tiffin – 65%; Mr. Foster – 50%; Mr. Bayley – 50%; and Mr. Rutherford – 50%. The “Target” column assumes that the Company’s performance results in a ranking of 9 out of the group of 19 companies that includes the Company and its peer group. The payouts shown in the “Maximum” column reflect the highest potential payout under the AIP if the Company achieves the number one ranking within the 19 company group. The Compensation Committee maintains discretion, but is not required, to make an individual adjustment to each executive officer’s bonus amount by increasing or decreasing the total bonus amount by ten percent. Column (e) assumes that each named executive officer’s maximum possible payout amount has been increased ten percent under this discretionary authority retained by the Compensation Committee.

(2)	The amounts reported in this column (j) are the number of shares of common stock underlying stock options granted to each named executive officer in 2008.

(3)	These amounts represent the grant date fair value of the stock options recognized for financial statement reporting purposes, in accordance with FAS 123R.

The material terms of the stock options and performance-based cash bonuses included in the foregoing table are described below.

Stock Option Awards

Our 2008 Long-Term Incentive Plan provides for granting of nonqualified and incentive stock options, restricted stock grants, performance awards and other awards to selected officers, employees, consultants and nonemployee Directors. The 2008 grants of nonqualified stock options to our executives, included in column (j) of the above table, were made under this plan, which was approved by our stockholders at the 2008 annual meeting of stockholders. The exercise price of the options is the grant date closing market price of our Common Stock on Nasdaq. All of the options are for a term of ten years and vest in four equal annual installments beginning on June 12, 2009. The exercise price of an option may be paid in cash, in shares of our Common Stock or a combination of both. No awards under the plan may be repriced or exchanged for awards with lower exercise prices because of a drop in market prices since grant, unless such repricings or exchanges are approved by our stockholders.

Annual Incentive Plan

Our annual incentive plan, or “AIP,” provides for the payment of cash bonuses to our executives based on achieving certain performance measures. The objective of the AIP is to provide the recipients with additional incentives to achieve growth in the areas of specified performance measures. The performance measures and their associated weights are as follows:

Performance Measure	Percentage Weight
Net Cash Provided by Operating Activities, as adjusted for changes in assets and liabilities	30%
Production Growth	20%
Proved Developed Reserve Bookings	20%
Finding and Development Costs	15%
Lease Operating Expense	15%

100%

Under the AIP, an executive will be eligible to receive a cash bonus equivalent to a pre-determined percentage of base salary that is based on a formula consisting of the following parts:

•	the pre-determined performance measures and related percentage weights described above;

•	pre-determined target payout awards for each executive officer, expressed as a percentage of each executive’s base salary;

•	a comparative ranking of our performance measure results within our peer group; and

•	a discretionary factor of 10% that may be applied by the Compensation Committee.

As further described under “Executive Compensation – Compensation Discussion and Analysis – Cash Bonuses” in this Information Statement, the annual cash bonuses for each executive officer will vary depending on where Parallel’s performance falls within a ranking of our peer group, with potential payments ranging from 0% to 200% of pre-determined individual target payout awards for each executive. We compare and rank our percentage changes in each performance measure to the percentage changes for the same performance measures experienced by each company in our peer group.

Our eighteen company peer group includes Bill Barrett Corporation, Rosetta Resources, Inc., Petroleum Development Corporation, Concho Resources Inc., PetroQuest Energy, Inc., Venoco, Inc., Delta Petroleum Corporation, Edge Petroleum Corporation, Carrizo Oil & Gas, Inc., Legacy Reserves LP, Goodrich Petroleum Corporation, Gulfport Energy Corporation, Arena Resources, Inc., TXCO Resources Inc., GMX Resources Inc., Warren Resources, Inc., Rex Energy Corporation and Abraxas Petroleum Corporation.

Individual target payout awards for each executive officer, as a percent of base salary, are established by the Compensation Committee. The 2008 target payout awards for each executive, expressed as a percentage of their respective 2008 base salary, are set forth in column (b) of the table below. Based on 2008 base salaries, the individual target award amounts for cash bonuses to each executive officer for the performance period ending December 31, 2008 are as follows:

	2008 Base Salary (a)	Target Payout Award as of Percent of Base Salary (b)	Target Award Amount (c)
Larry C. Oldham	$350,000	70%	$245,000
Donald E. Tiffin	$300,000	65%	$195,000
Steven D. Foster	$250,000	50%	$125,000
John S. Rutherford	$190,000	50%	$95,000
Eric A. Bayley	$190,000	50%	$95,000

The Compensation Committee maintains discretion, but is not required, to make an individual adjustment to each executive officer’s cash bonus by increasing or decreasing the total bonus amount by ten percent.

The table below sets forth a hypothetical illustration of the calculation of an executive’s annual incentive cash bonus ($338,713) at the end of a performance period. The table assumes that the executive’s base salary is $350,000; that the executive’s target payout award as a percent of base salary was established by the Compensation Committee at 70%; that the target award amount is $245,000 ($350,000 times 70%); and that each performance measure had a relative performance ranking within our peer group as set forth in column (c) of the table.

Performance Measure	Percentage Weight (a)	Target Award(1) (b)	Relative Performance (or ranking within our group) (c)		Performance vs. Target (d)	Award as Percent (%) of Target(2) (e)	Bonus Award Received(3) (f)
Net Cash Provided by Operating Activities, as adjusted for changes in assets and liabilities	30%	$73,500	7	th	130%	39.00%	$95,550
Production Growth	20%	$49,000	5	th	160%	32.00%	78,400
Proved Developed Reserve Bookings	20%	$49,000	2	nd	190%	38.00%	93,100
Finding and Development Costs	15%	$36,750	6	th	145%	21.75%	53,288
Lease Operating Expense	15%	$36,750	13	th	50%	7.50%	18,375

Total Cash Bonus	100%	$245,000	—		—	138.25%	$338,713	(4)

(1)	Column (a) times the target award of $245,000.

(2)	Column (a) times Column (d).

(3)	Column (e) times target award of $245,000.

(4)	The Compensation Committee maintains discretion, but is not required, to make an individual adjustment to each executive officer’s bonus amount by increasing or decreasing the total bonus amount by ten percent (10.0%).

Outstanding Equity Awards at 2008 Fiscal Year-End

In 2008, we granted our executive officers stock options to purchase a total of 255,000 shares of Common Stock. Summary descriptions of our stock option plans are included in this Information Statement, and you can review the significant features of the stock options we have granted.

In the table below, we show certain information about the outstanding equity awards held by the named executive officers at December 31, 2008. The table includes information about the stock options granted to our executives in 2008 and in prior years.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Options Awards							Stock Awards
Name (a)	Number of Securities Underlying Unexer- cised Options (#) Exer- cisable (b)		Number of Securities Underlying Unexer- cised Options (#) Unexer- cisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexer- cised Unearned Options(1) (#) (d)	Option Exercise Price(2) ($) (e)	Option Expiration Date(3) (f)	Number of Shares or Units or Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
L. C. Oldham	15,000	(4)	22,500	(4)	0	$4.97	06-20-11	0	0	0	0
	0		80,000	(5)	0	$20.91	06-12-18

D. E. Tiffin	0		80,000	(5)	0	$20.91	06-12-18	0	0	0	0

S. D. Foster	0		40,000	(5)	0	$20.91	06-12-18	0	0	0	0

E. A. Bayley	50,000	(6)	0		0	$4.97	06-20-11	0	0	0	0
	0		27,500	(5)	0	$20.91	06-12-18

J. S. Rutherford	44,000	(6)	0		0	$4.97	06-20-11	0	0	0	0
	0		27,500	(5)	0	$20.91	06-12-18

(1)	We have no option awards with performance vesting conditions.

(2)	The option exercise price represents the closing market price of our Common Stock on the grant date of the option.

(3)	All stock options were granted with a term of ten years.

(4)	This option was granted to Mr. Oldham on June 20, 2001 under our 1998 Stock Option Plan. The option is exercisable in increments of 7,500 shares on the first day of January of each year.

(5)	This option was granted to the named executive officer on June 12, 2008 and is exercisable in four equal annual installments, beginning June 12, 2009. The option was granted under our 2008 Long-Term Incentive Plan.

(6)	This option was granted to the named executive officer on June 20, 2001 under our 2001 Employee Stock Option Plan. The option vested in equal installments on June 20, 2002 and June 20, 2003.

At a meeting of the Compensation Committee (the “Committee”) of the Board of Directors of the Company held on May 20, 2009, the Committee approved and granted nonqualified stock options to each of the Company’s executive officers as follows:

Name of Executive Officer and Position with Company	Number of Shares of Common Stock Underlying Stock Option	Exercise Price
Larry C. Oldham	104,000	$2.00
President and Chief Executive Officer

Donald E. Tiffin	91,000	$2.00
Chief Operating Officer

Steven D. Foster	52,000	$2.00
Chief Financial Officer

John S. Rutherford	35,750	$2.00
Vice President of Land and Administration

Eric A. Bayley	35,750	$2.00
Vice President of Engineering

The exercise price of the options is the grant date closing sales price of the Company’s Common Stock on Nasdaq.

All of the options are for a term of ten years and vest in four equal annual installments beginning on May 20, 2010.

Option Exercises and Stock Vested in 2008

In the table below, we show certain information about the number of shares of Common Stock acquired upon exercise of stock options by each of the named executive officers in 2008 and the value realized on exercise of the stock options. We have not issued any stock awards to the named executive officers.

	Option Awards			Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)		Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Larry C. Oldham	0	0		0	0
Donald E. Tiffin	0	0		0	0
Eric A. Bayley	25,000	$376,250	(1)	0	0
John S. Rutherford	0	0		0	0
Steven D. Foster	0	0		0	0

(1)	The value realized on exercise is equal to the closing market price of our Common Stock on the date of exercise, less the exercise price of the stock option exercised, multiplied by the number of shares acquired on exercise. The closing price of our Common Stock on the date of exercise (February 28, 2008) was $18.65 per share, and the exercise price of Mr. Bayley’s option was $3.60 per share.

Potential Payments Upon Change of Control

General

Our stock option plans, Incentive and Retention Plan and 2008 Long-Term Incentive Plan are the only plans or arrangements that we have in place that contain “change of control” provisions under which our executive officers could potentially receive accelerated benefits. We do not have employment or severance agreements with our executive officers and the change of control provisions described below are not related to termination of employment, whether “for cause” or “not for cause.”

Stock Option Plans

Our outstanding stock options and stock option plans contain certain change of control provisions which are applicable to our outstanding stock options, including the options held by our officers and Directors. Generally, for purposes of our options, a change of control occurs if:

•	we are not the surviving entity in a merger or consolidation (or survive only as a subsidiary of another entity);

•	we sell, lease or exchange all or substantially all of our assets;

•	we dissolve and liquidate;

•	any person or group acquires beneficial ownership of more than 50% of our Common Stock; or

•	in connection with a contested election of Directors, the persons who were Directors of Parallel before the election cease to constitute a majority of the Board of Directors.

Under our 1992 Stock Option Plan and 2001 Employee Stock Option Plan, if a change of control occurs, the Compensation Committee of the Board of Directors can:

•	accelerate the time at which options may be exercised;

•	require optionees to surrender some or all of their options and pay to each optionee the change of control value;

•	make adjustments to the options to reflect the change of control; or

•

permit the holder of the option to purchase, instead of the shares of Common Stock as to which the option is then exercisable, the number and class of shares of stock or other securities or property which the optionee would acquire under the terms of the merger, consolidation or sale of assets and dissolution if, immediately before the merger, consolidation or sale of assets or dissolution, the optionee had been the holder of record of the shares of Common Stock as to which the option is then exercisable.

The change of control value is an amount equal to, whichever is applicable:

•	the per share price offered to our stockholders in a merger, consolidation, sale of assets or dissolution transaction;

•	the price per share offered to our stockholders in a tender offer or exchange offer where a change of control takes place; or

•

if a change of control occurs other than from a tender or exchange offer, the fair market value per share of the shares into which the options being surrendered are exercisable, as determined by the Committee.

In the case of our 1997 Nonemployee Directors Stock Option Plan, 1998 Stock Option Plan and 2001 Nonemployee Director Stock Option Plan, upon the occurrence of a change of control, any outstanding options under these plans become fully exercisable and upon exercise of the option, the option holder will be entitled to purchase, instead of the numbers of shares of stock for which the option is then exercisable, the number and class of shares of stock or other securities or property to which the option holder would have been entitled under the terms of the change of control if, immediately before the change of control, the option holder had been the holder of record of the number of shares of stock for which the option is then exercisable.

2008 Long-Term Incentive Plan

Under the 2008 Long-Term Incentive Plan, or the “LTIP,” if Parallel is the surviving or resulting corporation in any merger, consolidation or share exchange, any incentive granted under the LTIP pertains and applies to the securities or rights (including cash, property, or assets) to which a holder of the number of shares of Common Stock subject to the incentive would have been entitled. In a merger, consolidation or share exchange in which Parallel is not the surviving or resulting corporation, there will be substituted for each share of Common Stock subject to the unexercised portions of outstanding incentives, that number of shares of each class of stock or other securities or that amount of cash, property, or assets of the surviving, resulting or consolidated company which were distributed or distributable to the stockholders of Parallel in respect to each share of Common Stock held by them, such outstanding incentives to be thereafter exercisable for such stock, securities, cash, or property in accordance with their terms. However, in certain circumstances all incentives granted under the LTIP may be canceled by Parallel, in its sole discretion, as of the effective date of any change in control. In case Parallel, at any time while any incentive under the LTIP is in force and remains unexpired, (i) sells all or substantially all of its property, or (ii) dissolves, liquidates, or winds up its affairs, then each participant under the LTIP will be entitled to receive, in lieu of each share of Common Stock of Parallel which such participant would have been entitled to receive under the incentive, the same kind and amount of any securities or assets as may be issuable, distributable or payable upon any such sale, dissolution, liquidation or winding up with respect to each share of Common Stock of Parallel. Generally, and subject to some exceptions, the term “change in control” as used in the LTIP means any of the following:

•	any person acquires ownership of stock of Parallel that constitutes more than 50% of the total fair market value or total voting power of Parallel’s stock;

•

during any 12-month period, a majority of members of the Board is replaced by directors whose appointment or election is not endorsed by a majority of the Board before the date of the appointment or election; or

•	there is consummated a merger or consolidation of Parallel or any direct or indirect subsidiary of Parallel with any other corporation, except if:

(i)	the merger or consolidation would result in the voting stock of Parallel outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting stock of the surviving entity or any parent thereof) more than 70% of the total voting power of the stock of Parallel or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation; or

(ii)	the merger or consolidation is effected to implement a recapitalization of Parallel in which no person is or becomes the beneficial owner, directly or indirectly, during the 12-month period ending on the date of the most recent acquisition by such person or group, of stock of Parallel representing 30% or more of the total voting power of Parallel’s then outstanding stock; or

•

any person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person) assets of Parallel that have a total gross fair market value equal to at least 40% of the total gross fair market value of all of Parallel’s assets immediately before such acquisition or acquisitions.

The Committee, in its sole discretion, may determine that an incentive will be immediately vested in whole or in part, or that all or any portion may not be vested until a date, or dates, subsequent to its date of grant, or until the occurrence of one or more specified events, subject in any case to the terms of the LTIP. If the Committee imposes conditions upon vesting, then, subsequent to the date of grant, the Committee may, in its sole discretion, accelerate the date on which all or any portion of an incentive may be vested.

Incentive and Retention Plan

On September 22, 2004, the Compensation Committee of the Board of Directors approved and adopted the Incentive and Retention Plan for our officers and employees. On September 23, 2004, the Board of Directors adopted the plan upon recommendation by the Compensation Committee.

All members of Parallel’s “executive group” are participants in the plan. For purposes of the plan, the “executive group” includes Messrs. Oldham, Tiffin, Foster, Rutherford and Bayley and any other officer employee of Parallel selected by the Compensation Committee in its sole discretion. In addition, the Committee may designate other non-officer employees of Parallel and consultants to Parallel as participants in the plan who will also be eligible to participate in the plan.

The purpose of the plan is to advance the interests of Parallel and its stockholders by providing officers, employees and consultants with cash bonus payments which are linked to either a corporate transaction or a change of control. The plan recognizes the possibility of a proposed or threatened transaction and the need to be able to rely upon officers and employees continuing their employment, and that Parallel be able to receive and rely upon their advice as to the best interests of Parallel and its stockholders without concern that they might be distracted by the personal uncertainties and risks created by any such transaction.

Generally, the plan provides for:

•	a one-time performance bonus payment to plan participants upon the occurrence of a “corporate transaction;” or

•	a one-time retention bonus payment upon a “change of control” of Parallel.

As defined in the plan, a corporate transaction means:

•

an acquisition of us by way of purchase, merger, consolidation, reorganization or other business combination, whether by way of tender offer or negotiated transaction, as a result of which our outstanding securities are exchanged or converted into cash, property and/or securities not issued by us;

•	a sale, lease, exchange or other disposition by us of all or substantially all of our assets;

•	our stockholders approve a plan or proposal for our liquidation or dissolution; or

•	any combination of any of the foregoing.

A change of control is generally defined as:

•	the acquisition of beneficial ownership of 60% or more of the voting power of Parallel’s outstanding voting securities by any person or group of persons; or

•

a change in the composition of the Board of Directors of Parallel such that the individuals who, at the effective date of the plan, constitute the Board of Directors cease for any reason to constitute at least a majority of the Board of Directors.

On August 23, 2005, the Compensation Committee of the Board of Directors of Parallel approved and adopted amendments to the Incentive and Retention Plan, and on that same date, the Board of Directors approved the amendments upon recommendation by the Compensation Committee. Generally, the plan was amended to provide for 400,000 “additional base shares” with an associated “additional base price” of $8.62 per share. The plan was further amended on February 27, 2007 to expand the class of eligible participants to include consultants to Parallel.

The amount of payments that may be made under the plan depends on future prices of Parallel’s Common Stock, which is undeterminable until a triggering event occurs. Based on the closing price of our Common Stock on December 31, 2008, no payments would have been made under this plan. For additional information about the amounts potentially payable under the plan upon the occurrence of a corporate transaction or a change of control, please read “Executive Compensation – Compensation Discussion and Analysis – Change of Control Arrangements – Incentive and Retention Plan,” in this Information Statement.

If a corporate transaction or change of control occurs, the Compensation Committee will allocate for payment to each member of the executive group such portion of the total payment as the Compensation Committee determines in its sole discretion. After making these allocations, if any part of the total bonus payment amount remains unallocated, the Compensation Committee may allocate any remaining portion of the bonus payment among all other participants in the plan. After all allocations of the total bonus payment have been made, each participant’s proportionate share of the bonus payment will be paid in a cash lump sum.

There is no certainty with respect to whether or when payments under this plan might be triggered, or the amount of any potential payment to any member of the executive group or other participants if a triggering event did occur.

Our ultimate liability under the plan is not readily determinable because of the inability to predict the occurrence of a corporate transaction or change of control, or our stock price on the future date of any such corporate transaction or change of control. No liability will be recorded until such time as a corporate transaction or change of control becomes probable and the amount of the liability becomes determinable. The occurrence of a change of control or a corporate transaction could have a negative impact on our financial condition and results of operations, depending upon the price of our Common Stock at the time of a change of control or corporate transaction.

The plan is entirely unfunded and the plan makes no provision for segregating any of our assets for payment of any amounts under the plan.

A participant’s rights under the plan are not transferable.

The plan is administrated by the Compensation Committee of the Board of Directors and has the power, in its sole discretion, to take such actions as may be necessary to carry out the provisions and purposes of the plan, including the power to:

•	designate the officers and employees of, and consultants to, Parallel and its subsidiaries who participate in the plan, in addition to the “executive group;”

•	maintain records and data necessary for proper administration of the plan;

•	adopt rules of procedure and regulations necessary for the proper and efficient administration of the plan;

•	enforce the terms of the plan and the rules and regulations it adopts;

•	employ agents, attorneys, accountants or other persons; and

•	perform any other acts necessary or appropriate for the proper management and administration of the plan.

The plan automatically terminates and expires on the date participants receive a bonus payment.

Stock Option Plans

1992 Stock Option Plan. In May 1992, our stockholders approved and adopted the 1992 Stock Option Plan. The 1992 Plan expired by its own terms on March 1, 2002, but remained in effect, only for purposes of outstanding options, until September 2, 2008 when the only remaining stock option outstanding under this plan was exercised. Consequently, the 1992 Plan expired in all respects in accordance with its terms and no options are outstanding or available for grant under the 1992 Plan.

Prior to its expiration, the 1992 Plan provided for granting to key employees, including officers and Directors who were also key employees of Parallel, and Directors who were not employees, options to purchase up to an aggregate of 750,000 shares of Common Stock. Options granted under the 1992 Plan to employees were either incentive stock options or options which did not constitute incentive stock options. Options granted to non-employee Directors were not incentive stock options.

The 1992 Plan was administered by the Board’s Compensation Committee, none of whom were eligible to participate in the 1992 Plan, except to receive a one-time option to purchase 25,000 shares at the time he or she became a Director. The Compensation Committee selected the employees who were granted options and established the number of shares issuable under each option and other terms and conditions approved by the Compensation Committee. The purchase price of Common Stock issued under each option was the fair market value of the Common Stock at the time of grant.

The 1992 Plan provided for the granting of an option to purchase 25,000 shares of Common Stock to each individual who was a non-employee Director of Parallel on March 1, 1992 and to each individual who became a nonemployee Director following March 1, 1992. Members of the Compensation Committee were not eligible to participate in the 1992 Plan other than to receive a nonqualified stock option to purchase 25,000 shares of Common Stock as described above.

1998 Stock Option Plan. In June 1998, our stockholders adopted the 1998 Stock Option Plan. The 1998 Plan provides for the granting of options to purchase up to 850,000 shares of Common Stock. Stock options granted under the 1998 Plan may be either incentive stock options or stock options which do not constitute incentive stock options.

The 1998 Plan is administered by the Compensation Committee of the Board of Directors. Members of the Compensation Committee are not eligible to participate in the 1998 Plan. Only employees are eligible to receive options under the 1998 Plan and the Compensation Committee selects the employees who are granted options and establishes the number of shares issuable under each option.

Options granted to employees contain terms and conditions that are approved by the Compensation Committee. The Compensation Committee is empowered and authorized, but is not required, to provide for the exercise of options by payment in cash or by delivering to Parallel shares of Common Stock having a fair market value equal to the purchase price, or any combination of cash and Common Stock. The purchase price of Common Stock issued under each option must not be less than the fair market value of the Common Stock at the time of grant. Options granted under the 1998 Plan are not transferable other than by will or the laws of descent and distribution and are not exercisable after ten years from the date of grant.

Under terms of the 1998 Plan, options could not be granted after March 11, 2008, and at December 31, 2008, there were no shares of Common Stock available for future option grants under the 1998 Plan.

At September 21, 2009, options to purchase a total of 42,500 shares of Common Stock were outstanding under this plan with exercise prices ranging from $2.18 to $4.97 per share.

2001 Employee Stock Option Plan. In June 2001, our Board of Directors adopted the 2001 Employee Stock Option Plan. This plan authorized the grant of options to purchase up to 200,000 shares of Common Stock, or less than 1.00% of the total number of shares of Common Stock outstanding at the time the plan was adopted. Directors and officers are not eligible to receive options under this plan. Only employees are eligible to receive options. Stock options granted under this plan are not incentive stock options.

This plan was implemented without stockholder approval.

The 2001 Employee Stock Option Plan is administrated by the Compensation Committee of the Board of Directors. The Compensation Committee selects the employees who are granted options and establishes the number of shares issuable under each option.

Options granted to employees contain terms and conditions that are approved by the Compensation Committee. The Compensation Committee is empowered and authorized, but is not required, to provide for the exercise of options by payment in cash or by delivering to Parallel shares of Common Stock having a fair market value equal to the purchase price, or any combination of cash and Common Stock. The purchase price of Common Stock issued under each option must not be less than the fair market value of the Common Stock at the time of grant. Options granted under this plan are not transferable other than by will or the laws of descent and distribution.

The Employee Stock Option Plan will expire on June 20, 2011. However, at September 21, 2009, no shares of Common Stock were available for future option grants under this plan.

At September 21, 2009, options to purchase 124,000 shares of Common Stock were outstanding under this plan at an exercise price of $4.97 per share.

2008 Long-Term Incentive Plan

The 2008 Long-Term Incentive Plan, or the “LTIP,” was approved and adopted by our stockholders in May 2008. The LTIP provides for the granting of incentive stock options, nonqualified stock options, restricted stock, performance awards and other awards that will (i) increase the interest of key employees. Key consultants and outside directors in Parallel’s welfare, (ii) furnish an incentive to such persons to continue their services for Parallel and (iii) provide a means through which Parallel may attract able persons as employees, consultants and outside directors.

The LTIP will remain in effect until May 28, 2018, unless sooner terminated by the Board of Directors. No award may be made under the LTIP after its expiration date. However, awards made prior thereto may extend beyond the expiration date.

Committee’s Authority

The LTIP is administered by the Compensation Committee of the Board of Directors. The Committee, in its discretion, has authority to (i) interpret the LTIP, (ii) prescribe, amend, and rescind any rules and regulations necessary or appropriate for the administration of the LTIP, (iii) establish performance goals for awards under the LTIP and certify the extent of a participant’s achievement, and (iv) make such other determinations or certifications and take such other action as it deems necessary or advisable in the administration of the LTIP. The Committee may delegate to officers of Parallel the authority to perform specified functions under the LTIP. Any actions taken by any officers of Parallel pursuant to a written delegation of authority will be deemed to have been taken by the Committee. Any interpretation, determination or other action made or taken by the Committee will be final, binding and conclusive on all interested parties.

Eligibility

Any employee, consultant or outside director of Parallel whose judgment, initiative, and efforts contributed or may be expected to contribute to the successful performance of Parallel is eligible to participate in the LTIP; provided that only employees of Parallel are eligible to receive incentive stock options. Awards may be granted by the Committee at any time and from time to time as the Committee determines. Awards need not contain similar provisions. As of September 21, 2009, we had 41 employees and four outside directors who would be eligible under the LTIP.

Number of Shares Available for Awards

The maximum number of shares of Common Stock that may be delivered under the LTIP is 2,000,000 shares. If any dividend or other distribution (whether in the form of cash, Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase or exchange of Common Stock or other securities, issuance of warrants or other rights to purchase Common Stock or other securities, or other similar corporate transaction or event affects the fair value of an award, then the Committee shall adjust (i) the number of shares and type of Common Stock issuable and the price paid for such shares, and/or (ii) the amount paid for forfeited shares, if any. Shares to be issued may be made available from authorized but unissued Common Stock, Common Stock held by Parallel in its treasury, or Common Stock purchased by Parallel on the open market or otherwise.

Grants of Awards

The grant of an award must be authorized by the Committee and will be evidenced by an award agreement setting forth the award being granted, the total number of shares of Common Stock subject to the award(s), the option price (if applicable), the award period, the date of grant, and such other terms, provisions, limitations and performance objectives, as are approved by the Committee, but not inconsistent with the LTIP.

Award Period

The Committee may, in its discretion, provide that an incentive may not be exercised in whole or in part for any period or periods of time or beyond any date specified in the award agreement. Except as provided in the award agreement, an incentive may be exercised in whole or in part at any time during its term. The award period for an incentive will be reduced or terminated upon termination of service. No incentive granted under the LTIP may be exercised at any time after the end of its award period and no portion of any incentive may be exercised after the expiration of ten years from its date of grant.

Reuse of Shares

If any award under the LTIP is forfeited, expires or is canceled, in whole or in part, then the number of shares of Common Stock covered by the award or stock option so forfeited, expired or canceled may again be awarded under the LTIP. If previously acquired shares of Common Stock are delivered to Parallel in full or partial payment of the exercise price for the exercise of a stock option granted under the LTIP, the number of shares of Common Stock available for future awards under the LTIP will be reduced only by the net number of shares of Common Stock issued upon the exercise of the stock option. Previously acquired shares of Common Stock surrendered to Parallel for payment of applicable employment tax withholding or other tax payment due with respect to any award may again be awarded pursuant to the provisions of the LTIP. Awards that may be satisfied either by the issuance of shares of Common Stock or by cash or other consideration are counted against the maximum number of shares of Common Stock that may be issued under the LTIP only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares of Common Stock. Awards will not reduce the number of shares of Common Stock that may be issued, however, if the settlement of the award will not require the issuance of shares of Common Stock. Only shares forfeited back to Parallel, shares canceled on account of termination, expiration or lapse of an award, shares surrendered in payment of the exercise price of an option or shares withheld for payment of applicable employment taxes and/or withholding obligations resulting from the exercise of an option will again be available for grant of incentive stock options, but will not increase the maximum number of shares of Common Stock that may be delivered pursuant to incentive stock options.

Stock Options

The Compensation Committee may grant awards under the LTIP in the form of options to purchase shares of Parallel’s Common Stock. The Compensation Committee has the authority to determine the terms and conditions of each option, the number of shares subject to the option, and the manner and time of the option’s exercise.

The fair market value of shares of Common Stock subject to options is determined by the closing price as reported on Nasdaq on the date the value is to be determined. The exercise price of an option may be paid in cash, in shares of Parallel’s Common Stock or a combination of both, and by any other form of valid consideration that is acceptable to the Committee in its sole discretion.

Unless terminated earlier, the stock options granted under the Plan expire no more than ten years from the date of the grant.

The option price for shares of Common Stock that may be purchased under a nonqualified stock option may be equal to or greater than the fair market value of the shares on the date of grant.

Incentive stock options may only be granted to employees of Parallel. The option price for shares of Common Stock that may be purchased under an incentive stock option must be at least equal to the fair market value of the shares on the date of grant. If an incentive stock option is granted to an employee who owns or is deemed to own (by reason of certain attribution rules of the Internal Revenue Code) more than ten percent of the combined voting power of all classes of stock of Parallel (or any parent or subsidiary), the option price must be at least 110% of the fair market value of the Common Stock on the date of grant. The Committee may not grant incentive stock options under the LTIP to any employee that would permit the aggregate fair market value (determined on the date of grant) of the Common Stock with respect to which incentive stock options (under the Plan and any other plan of Parallel and its subsidiaries) are exercisable for the first time by such employee during any calendar year to exceed $100,000. To the extent any stock option granted under the LTIP that is designated as an incentive stock option exceeds this limit or otherwise fails to qualify as an incentive stock option, such stock option (or any such portion thereof) will be a nonqualified stock option.

Restricted Stock Grants

Shares of restricted stock awarded under the LTIP will be subject to the terms, conditions, restrictions and/or limitations, if any, that the Compensation Committee deems appropriate, including restrictions on continued employment. The Compensation Committee may also restrict continued entitlement to the awarded shares of restricted stock to the attainment of specific performance targets it establishes that are based upon one or more of the following criteria described below under “– Performance Goals.”

Each participant who is awarded or receives restricted stock will be issued a stock certificate or certificates evidencing such shares of Common Stock. Such certificate(s) will be registered in the name of the participant, and will bear an appropriate legend referring to the terms, conditions and restrictions applicable to such restricted stock. During such period as may be determined by the Committee commencing on the date of grant or the date of exercise of an award, the participant will not be permitted to sell, transfer, pledge or assign shares of restricted stock. Unless otherwise provided in a particular award agreement, upon termination of service for any reason during the restriction period, the nonvested shares of restricted stock will be forfeited by the participant. The provisions of restricted stock need not be the same with respect to each participant.

Performance Awards

The Committee may grant performance awards to any participant upon such terms and conditions as are specified at the time of the grant and may include provisions establishing the performance period, the performance goals to be achieved during a performance period, and the maximum or minimum settlement values, provided that such terms and conditions are (i) not inconsistent with the LTIP, (ii) to the extent a performance award issued under the LTIP is subject to Section 409A of the Internal Revenue Code, in compliance with the applicable requirements of Section 409A and the regulations or other guidance issued thereunder and (iii) to the extent the Committee determines that an award shall comply with the requirements of Section 162(m) of the Internal Revenue Code, in compliance with the applicable requirements of Section 162(m) and the regulations and other guidance issued thereunder. Each performance award will have its own terms and conditions. Performance awards may be valued by reference to the fair market value of a share of Common Stock or according to any formula or method deemed appropriate by the Committee, in its sole discretion, including, but not limited to, achievement of performance goals based upon the factors described below under “– Performance Goals” and/or remaining in the employ of Parallel for a specified period of time. Performance awards may be paid in cash, shares of Common Stock or other consideration, or any combination thereof. The extent to which any applicable performance objective has been achieved will be conclusively determined by the Committee.

Other Awards

The Committee may grant to any participant other forms of awards, based upon, payable in, or otherwise related to, in whole or in part, shares of Common Stock, if the Committee determines that such other form of award is consistent with the purpose and restrictions of the LTIP. The terms and conditions of such other form of award will be specified by the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law or for such other consideration as may be specified by the grant.

Performance Goals

Awards of restricted stock, performance awards and other awards (whether relating to cash or shares of Common Stock) under the LTIP may be made subject to the attainment of performance goals relating to one or more business criteria which, where applicable, shall be within the meaning of Section 162(m) of the Internal Revenue Code and consist of one or more or any combination of the following criteria: one or more measures of reserves of oil and natural gas; one or more components of the production of oil and natural gas; cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of Parallel’s Common Stock; return on assets, equity or stockholders’ equity; market share; inventory levels, inventory turn or shrinkage; or total return to stockholders (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of Parallel as a whole or any business unit of Parallel and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) extraordinary, unusual, and/or non-recurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, as identified in Parallel’s quarterly and annual earnings releases, or (v) other similar occurrences. In all other respects, Performance Criteria will be calculated in accordance with Parallel’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the Management’s Discussion and Analysis section of Parallel’s Annual Report on Form 10-K and/or the Compensation Discussion and Analysis section of Parallel’s Annual Report or Proxy

Statement. However, to the extent Section 162(m) of the Code is applicable, the Committee may not in any event increase the amount of compensation payable to an individual upon the attainment of a performance goal.

No Repricing

No awards under the LTIP may be repriced or exchanged for awards with lower exercise prices because of a drop in market prices since grant, unless such repricings or exchanges are approved by the stockholders of Parallel.

Amendment and Discontinuance

Subject to certain limitations, the Board may at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend, or discontinue the LTIP in whole or in part, except that no amendment for which stockholder approval is required (i) by any securities exchange or inter-dealer quotation system on which the Common Stock is listed or traded or (ii) in order for the LTIP and incentives awarded under the LTIP to comply with Sections 162(m), 421 and 422 of the Internal Revenue Code, shall be effective unless such amendment is approved by the requisite vote of the stockholders of Parallel entitled to vote thereon. Unless required by law, no action contemplated or permitted by the LTIP shall adversely affect any rights of participants or obligations of Parallel to participants with respect to any incentive previously granted under the LTIP without the consent of the affected participant.

Termination of Service

In case of a participant’s termination of service, the award period for all unvested awards will terminate or be reduced unless the Committee accelerates vesting of the award. Vested incentive stock options must be exercised within three months of termination except in the case of death, disability or retirement and will be exercisable for a period of one year following termination due to death or disability.

At September 21, 2009, 1,163,152 shares of Common Stock were available for future awards under the LTIP.

As of September 21, 2009, stock options to purchase a total of 819,200 shares of Common Stock were outstanding under the LTIP with exercise prices ranging from $2.00 to $21.31 per share, and stock awards for 17,648 shares had been granted.

401(k) Retirement Plan

Effective January 1, 2005, we adopted a retirement plan qualifying under Section 401(k) of the Internal Revenue Code. This plan is designed to provide eligible employees with an opportunity to save for retirement on a tax-deferred basis. A third party acts as the plan’s administrator and is responsible for the day-to-day administration and operation of the plan. This plan is maintained on a yearly basis beginning on January 1 and ending on December 31 of each year.

Each employee is eligible to participate in the plan as of the date of his or her employment. An employee may elect to have his or her compensation reduced by a specific percentage or dollar amount and have that amount contributed to the plan as a salary deferred contribution. A plan participant’s aggregate salary deferred contributions for a plan year may not exceed certain statutory dollar limits, which for 2008 was $15,500. In addition to the annual salary deferral limit, employees who reach age 50 or older during a calendar year can elect to take advantage of a catch-up salary deferral contribution which, for 2008, was $5,000. The amount deferred by a plan participant, and any earnings on that amount, are not subject to income tax until actually distributed to the participant.

Each year, in addition to salary deferrals made by a participant, Parallel may contribute to the plan “safe harbor” contributions and discretionary contributions. Discretionary contributions, if made, will equal a uniform percentage of a participant’s salary deferrals. In 2008, we made a “safe harbor” profit sharing contribution of 3% and a discretionary contribution in an amount equal to 3% of each participant’s annual salary. Each participant will share in discretionary profit sharing contributions, if any, regardless of the amount of service completed by the participant during the applicable plan year.

Each participant may direct the investment of his or her interest in the plan under established investment direction procedures setting forth the investment choices available to the participants. Each participant will be entitled to all of the participant’s account under the plan upon retirement after age 65. Each participant is at all times 100% vested in amounts attributed to the participant’s salary deferrals and to profit sharing contributions made by Parallel. The plan contains special provisions relating to disability and death benefits.

Participants may borrow from their respective plan accounts, subject to the plan administrator’s determination that the participant submitting an application for a loan meets the rules and requirements set forth in the written loan program established by Parallel. Parallel has the right to amend the plan at any time. However, no amendment may authorize or permit any part of the plan assets to be used for purposes other than the exclusive benefit of participants or their beneficiaries.

During 2008, we contributed an aggregate of approximately $317,000 to the accounts of 46 employee participants. Of this amount, $21,000 was allocated to Mr. Oldham’s account; $11,400 was allocated to Mr. Bayley’s account; $11,400 was allocated to Mr. Rutherford’s account; $18,000 to Mr. Tiffin’s account; and $13,800 to Mr. Foster’s account.

Non-Officer Severance Plan

In January 2006, a Non-Officer Employee Severance Plan was implemented for the purpose of providing our non-officer employees with an incentive to remain employed by us. This plan provides for a one-time severance payment to non-officer employees equal to one year of their then current base salary upon the occurrence of a change of control within the meaning of the plan. Based on the aggregate non-officer base salaries in effect as of December 31, 2008, if a change of control had occurred at December 31, 2008, the total severance amount payable under this plan would have been approximately $4.4 million.

ANNEX B

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

September 14, 2009

The Board of Directors

Parallel Petroleum Corporation

1004 N. Big Spring

Midland, Texas 79701

Members of the Board of Directors:

We understand that Parallel Petroleum Corporation (“Parallel”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) among PLLL Holdings, LLC (“Apollo Sub”), an affiliate of Apollo Global Management, LLC (“Apollo LLC”), PLLL Acquisition Co., a wholly owned subsidiary of Apollo Sub (“Merger Sub” and, together with Apollo Sub and Apollo LLC, the “Apollo Entities”), and Parallel pursuant to which, among other things, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of Parallel (“Parallel Common Stock”) at a price of $3.15 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Offer, Merger Sub will merge with and into Parallel (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of Parallel Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Parallel Common Stock (other than the Apollo Entities and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Parallel;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Parallel furnished to or discussed with us by the management of Parallel, including certain financial forecasts relating to Parallel prepared by the management of Parallel (such forecasts, “Parallel Forecasts”) and certain sensitivities thereto discussed with the management of Parallel as to alternative commodity pricing that could affect the oil and gas exploration and development industry and Parallel’s business;

(iii)	reviewed certain estimates of Parallel’s oil and gas reserves, including estimates of unproved reserves prepared by the management of Parallel (such estimates, “Management Reserve Reports”) and estimates of proved reserves prepared by Parallel’s independent engineering firms as of December 31, 2008 and March 31, 2009 (such estimates, “Third Party Reserve Reports” and, together with Management Reserve Reports, “Reserve Reports”);

(iv)	discussed the past and current business, operations, financial condition and prospects of Parallel with members of senior management of Parallel;

(v)	reviewed the trading history for Parallel Common Stock;

(vi)	compared certain financial and stock market information of Parallel with similar information of other companies we deemed relevant;

(vii)	compared certain financial terms and other data of the Transaction to financial terms and other data, to the extent publicly available, of other transactions we deemed relevant;

The Board of Directors

Parallel Petroleum Corporation

(viii)	considered the results of our efforts to solicit, at the direction of Parallel, indications of interest and definitive proposals from third parties with respect to a possible acquisition of Parallel;

(ix)	reviewed an execution copy of the Agreement provided to us on September 14, 2009 (the “Draft Agreement”); and

(x)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Parallel that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Parallel Forecasts and Management Reserve Reports, we have been advised by Parallel, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parallel as to the future financial performance of Parallel and the other matters covered thereby. With respect to Third Party Reserve Reports, we have assumed, with the consent of Parallel, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the preparers thereof as to the oil and gas reserves of Parallel reflected therein. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Parallel (other than Reserve Reports which we have reviewed and relied upon without independent verification for purposes of this opinion), nor have we made any physical inspection of the properties or assets of Parallel. We are not experts in the evaluation of oil and gas reserves and we express no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or gas properties of Parallel (including unevaluated properties). We have not evaluated the solvency or fair value of Parallel or any of the Apollo Entities under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Parallel, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Parallel or the contemplated benefits of the Transaction. We also have assumed, at the direction of Parallel, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Parallel Common Stock (other than the Apollo Entities and their respective affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Parallel or in which Parallel might engage or as to the underlying business decision of Parallel to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any stockholder should tender shares of Parallel Common Stock in the Offer or how any stockholder should vote or act in connection with the Transaction or any related matter.

The Board of Directors

Parallel Petroleum Corporation

We have acted as financial advisor to Parallel in connection with the Transaction and will receive a fee for our services, a portion of which was paid upon our engagement, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Parallel has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Parallel, the Apollo Entities and certain of their respective affiliates and/or portfolio companies. We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parallel and have received or in the future may receive compensation for the rendering of these services, including (i) acting as a lender under certain credit facilities of Parallel, which facilities may be amended in connection with the Transaction and (ii) having acted as joint bookrunner in connection with certain note offerings of Parallel.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Apollo Management, L.P. (“Apollo”) and certain of its affiliates and portfolio companies and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lead arranger, bookrunner and/or lender for certain credit facilities of Apollo and certain of its affiliates and portfolio companies, (ii) having acted as lead and/or joint bookrunner and/or co-manager in connection with certain equity and debt offerings of certain affiliates and portfolio companies of Apollo, (iii) having acted as financial advisor in connection with certain acquisition transactions by Apollo and certain of its affiliates and portfolio companies and (iv) having provided or providing certain foreign exchange and equity derivatives products and services to Apollo and/or certain of its affiliates or portfolio companies.

It is understood that this letter is for the benefit and use of the Board of Directors of Parallel in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, including, without limitation, as to commodity pricing for the oil and gas exploration and development industry, which may be subject to significant volatility and which, if different than as assumed, could have a material impact on our opinion. As you are aware, the credit, financial and stock markets also have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Parallel, any of the Apollo Entities or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion (and Valuation Letter) Committee.

The Board of Directors

Parallel Petroleum Corporation

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Parallel Common Stock (other than the Apollo Entities and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce,

Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX C

DELAWARE GENERAL CORPORATION LAW SECTION 262-APPRAISAL RIGHTS

§ 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)	Offer to Purchase, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(a)(6)*	Letter to stockholders of the Company, dated September 24, 2009.

(a)(7)	Press Release issued by the Company on September 15, 2009, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on September 15, 2009).

(a)(8)	Information Statement (included as Annex A hereto).

(a)(9)*	Press Release issued by the Company on September 24, 2009, announcing the commencement of the tender offer.

(e)(1)	Agreement and Plan of Merger, dated as of September 15, 2009, among Parent, Merger Subsidiary and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 15, 2009).

(e)(2)	Confidentiality Agreement dated June 30, 2009, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Merger Subsidiary and Parent filed with the Securities and Exchange Commission on September 24, 2009).

(e)(3)	First Amendment to Rights Agreement, dated as of September 14, 2009, between the Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated September 15, 2009).

(e)(4)	1992 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-K for the fiscal year ended December 31, 2004).

(e)(5)	Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended June 30, 2005).

(e)(6)	1998 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-K for the fiscal year ended December 31, 2006).

(e)(7)*	2001 Non-Employee Directors Stock Option Plan.

EXHIBIT NO.	DESCRIPTION
(e)(8)	Employee Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K dated December 23, 2008).

(e)(9)*	2004 Non-Employee Director Stock Grant Plan.

(e)(10)	Incentive and Retention Plan (incorporated by reference to Exhibit 10.7 of the Company’s Form 10-K for the fiscal year ended December 31, 2006).

(e)(11)*	Non-Officer Employee Severance Plan.

(e)(12)	2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K dated March 27, 2008).

(e)(13)*	Form of Option Waiver, Cancellation and Release Agreement.

(e)(14)*	Form of Option Waiver, Cash-Out and Release Agreement.

*	Filed herewith.

Annex A	Information Statement

Annex B	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

Annex C	Section 262 of the Delaware General Corporation Law